    As filed with the Securities and Exchange Commission on February 2, 2000

                                                     Registration No. 333-91759
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                             MAIN STREET TRUST, INC.
             (Exact Name of Registrant as Specified in its Articles)
                                      6712
            (Primary Standard Industrial Classification Code Number)
             ILLINOIS                                     37-1338484
(State or Other Jurisdiction of                          (I.R.S. Employer
 Incorporation or Organization)                         Identification No.)

      100 WEST UNIVERSITY AVENUE, CHAMPAIGN, ILLINOIS 61820, (217) 351-6500 (Address, including zip code and telephone number, including area code, of
                    Registrant's principal executive offices)
                                GREGORY B. LYKINS
                                  VICE CHAIRMAN
                             MAIN STREET TRUST, INC.
                           100 WEST UNIVERSITY AVENUE
                            CHAMPAIGN, ILLINOIS 61820
                                 (217) 351-6500
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                 WITH COPIES TO:
             JOHN E. FREECHACK, ESQ.                 THEODORE L. EISSFELDT, ESQ.
             DENNIS R. WENDTE, ESQ.                      JOSEPH HEMKER, ESQ.
BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG    HOWARD & HOWARD ATTORNEYS PC
       333 WEST WACKER DRIVE, SUITE 2700                ONE TECHNOLOGY PLAZA
            CHICAGO, ILLINOIS 60606                 211 FULTON STREET, SUITE 600
                 (312) 984-3100                        PEORIA, ILLINOIS 61602
                                                             (309) 672-1483


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO
THE PUBLIC: As soon as practicable after this registration statement becomes effective.
         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


                                          CALCULATION OF REGISTRATION FEE
==============================================================================================================================
                                                            PROPOSED MAXIMUM           PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF          AMOUNT TO BE           OFFERING PRICE           AGGREGATE OFFERING          AMOUNT OF
    SECURITIES TO BE REGISTERED       REGISTERED(1)           PER SHARE(2)                 PRICE(2)              REGISTRATION
                                                                                                                    FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value         10,631,088 shares      $21.76 value per share       $231,345,373              $ 61,076
==============================================================================================================================



(1) Represents the estimated maximum number of shares to be issued pursuant to the merger agreement dated as of August 12, 1999, among First Decatur Bancshares, Inc., a Delaware corporation, BankIllinois Financial Corporation, a Delaware corporation, and Main Street Trust, Inc.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and (2) under the Securities Act of 1933, as amended, based upon $23.03 per share, the average of the bid and asked price as quoted on November 29, 1999, on the OTC Bulletin Board for the 6,073,812 shares of BankIllinois Financial common stock, the maximum number of shares outstanding at the effective time of the merger, and based upon $32.875 per share, the average of the bid and asked price as quoted on November 29, 1999 on the OTC Bulletin Board for the 2,764,970 shares of First Decatur common stock, the maximum number of shares outstanding at the effective time of the merger, to be exchanged for the common stock of the registrant pursuant to the merger agreement.

(3)  THE REGISTRATION FEE WAS PREVIOUSLY PAID TO THE
     COMMISSION.

         DELAYING AMENDMENT: The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   PROXY STATEMENT FOR THE SPECIAL           PROXY STATEMENT FOR THE SPECIAL
      MEETING OF STOCKHOLDERS OF                MEETING OF STOCKHOLDERS OF
  BANKILLINOIS FINANCIAL CORPORATION          FIRST DECATUR BANCSHARES, INC.


                                  PROSPECTUS OF
                             MAIN STREET TRUST, INC.
                      IN CONNECTION WITH AN OFFERING OF UP
                    TO 10,631,088 SHARES OF ITS COMMON STOCK


         The boards of directors of BankIllinois Financial Corporation and First Decatur Bancshares, Inc. have approved a merger agreement that would result in our tax-free merger into a new company known as Main Street Trust, Inc. As a result of the merger, BankIllinois Financial stockholders will receive one Main Street common share for each BankIllinois Financial common share they own and First Decatur stockholders will receive 1.638 Main Street common shares for each First Decatur common share they own.

         To complete this merger we must obtain the necessary government approvals and the approvals of the stockholders of both our companies. Each of us will hold a special meeting of our stockholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend your stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in your broker's name, the effect will be a vote against this merger.

         The dates, times and places of the meetings are as follows:


     FOR BANKILLINOIS FINANCIAL STOCKHOLDERS:           FOR FIRST DECATUR STOCKHOLDERS:
            The Forum at Carle                           The First National Bank of Decatur
            611 West Park Street                         130 North Water Street
            Urbana, Illinois                             Decatur, Illinois

            March 21, 2000,                              March 21, 2000,
            10:00 a.m., local time                       3:00 p.m., local time


         This joint proxy statement-prospectus gives you detailed information about the merger we are proposing, and it includes our merger agreement as an appendix. You can also obtain information about our companies from publicly available documents we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

         We enthusiastically support this combination and join with the other members of our boards of directors in recommending that you vote in favor of the merger.

            Gregory B. Lykins                       John W. Luttrell
                Chairman                               Chairman
     BankIllinois Financial Corporation         First Decatur Bancshares, Inc.


-----------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES WE ARE OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER OF OUR COMPANIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.
-----------------------------------------------------------------------------

        JOINT PROXY STATEMENT-PROSPECTUS DATED FEBRUARY 2, 2000,
        AND FIRST MAILED TO STOCKHOLDERS ON FEBRUARY 11, 2000

                          BANKILLINOIS FINANCIAL CORPORATION
                              100 WEST UNIVERSITY AVENUE
                               CHAMPAIGN, ILLINOIS 61820



                      NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD ON MARCH 21, 2000



         A special meeting of stockholders of BankIllinois Financial Corporation, a Delaware corporation, will be held at The Forum at Carle, 611 West Park Street, in Urbana, Illinois, on March 21, 2000, at 10:00 a.m., local time, for the following purposes:



         1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 12, 1999, among BankIllinois Financial, First Decatur Bancshares, Inc., a Delaware corporation, and Main Street Trust, Inc., an Illinois corporation formed by BankIllinois Financial and First Decatur, pursuant to which, among other things, BankIllinois Financial and First Decatur will merge with and into Main Street upon the terms and subject to the conditions set forth in the merger agreement.

         2. To transact such other business as may properly be brought before the special meeting, or any adjournments or postponements of the special meeting.



         The close of business on February 1, 2000, has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only stockholders of record on such date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

                                           BY ORDER OF THE BOARD OF DIRECTORS



February 11, 2000                                   Teresa M. Marsh
                                                       SECRETARY



                      YOUR VOTE IS VERY IMPORTANT

         Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.


YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

                         FIRST DECATUR BANCSHARES, INC.
                             130 NORTH WATER STREET
                             DECATUR, ILLINOIS 62523


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON MARCH 21, 2000




         A special meeting of stockholders of First Decatur Bancshares, Inc., a Delaware corporation ("First Decatur"), will be held at The First National Bank of Decatur, 130 North Water Street, in Decatur, Illinois, on March 21, 2000, at 3:00 p.m., local time, for the following purposes:



         1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 12, 1999, among First Decatur, BankIllinois Financial, a Delaware corporation, and Main Street Trust, Inc., an Illinois corporation formed by BankIllinois Financial and First Decatur, pursuant to which, among other things, BankIllinois Financial and First Decatur will merge with and into Main Street upon the terms and subject to the conditions set forth in the merger agreement.

         2. To transact such other business as may properly be brought before the special meeting, or any adjournments or postponements of the special meeting.


         The close of business on February 1, 2000, has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only stockholders of record on such date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.


                                            BY ORDER OF THE BOARD OF DIRECTORS




February 11, 2000                                    Pete P. Grosso
                                                        SECRETARY



                           YOUR VOTE IS VERY IMPORTANT

         Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

                                  TABLE OF CONTENTS

HOW TO OBTAIN ADDITIONAL INFORMATION.................................. 1
A WARNING ABOUT FORWARD-LOOKING STATEMENTS............................ 1
SUMMARY............................................................... 3
   The Companies...................................................... 3
   The Merger......................................................... 3
   What You Will Receive in the Merger................................ 3
   Effect of the Merger on Options.................................... 4
   Ownership of Main Street After the Merger.......................... 4
   Dissenters' Appraisal Rights....................................... 4
   Material Federal Income Tax Consequences........................... 4
   Comparative Market Prices of Common Stock.......................... 4
   Our Reasons for the Merger......................................... 5
   Fairness Opinions.................................................. 5
   Special Meetings of Stockholders................................... 5
   Record Date; Vote Required......................................... 5
   Our Recommendation to Stockholders................................. 6
   Share Ownership of Management and Significant Stockholders......... 6
   Effective Time of the Merger....................................... 6
   Exchange of Stock Certificates..................................... 6
   Conditions to Completion of Merger................................. 7
   Regulatory Approvals............................................... 7
   Waiver, Amendment and Termination.................................. 7
   Management and Operations After the Merger......................... 8
   Interests of Certain Persons in the Merger that
      Differ from Your Interests...................................... 8
   Accounting Treatment............................................... 8
   Expenses and Termination Fees...................................... 8
   Material Differences in the Rights of
     Stockholders..................................................... 9
   Unaudited Comparative Per Share Data...............................10
   Unaudited Pro Forma Consolidated Financial Statements..............12
   Selected Financial Data............................................21
INTRODUCTION..........................................................26
BANKILLINOIS FINANCIAL SPECIAL MEETING................................26
   Date, Place, Time and Purpose......................................26
   Record Date, Voting Rights, Required Vote and
     Revocability of Proxies..........................................26
   Solicitation of Proxies............................................27
   Recommendation of BankIllinois Financial Board.....................28
FIRST DECATUR SPECIAL MEETING.........................................28
   Date, Place, Time and Purpose......................................28
   Record Date, Voting Rights, Required Vote and
     Revocability of Proxies..........................................28
   Solicitation of Proxies............................................29
   Recommendation of First Decatur Board..............................29

DESCRIPTION OF TRANSACTION............................................30
   General............................................................30
   Effect of Merger on Options........................................30
   Material Federal Income Tax Consequences of the Merger.............30
   Background of the Merger...........................................32
   Recommendation of the BankIllinois Financial
     Board and BankIllinois Financial's Reasons for the Merger........35
   Recommendation of the First Decatur Board and
     First Decatur's Reasons for the Merger...........................36
   Opinion of BankIllinois Financial's Financial Advisor..............38
   Opinion of First Decatur's Financial Advisor.......................45
   Effective Time of the Merger.......................................53
   Dissenters' Rights.................................................53
   Distribution of Main Street Stock Certificates.....................54
   Conditions to Completion of the Merger.............................55
   Regulatory Approvals...............................................56
   Waiver, Amendment and Termination..................................57
   Conduct of Business Pending the Merger.............................58
   Management and Operations After the Merger.........................58
   Interests of Certain Persons in the Merger.........................59
   Accounting Treatment...............................................61
   Expenses and Termination Fees......................................61
   Resales of Main Street Common Stock................................62
EFFECT OF MERGER ON RIGHTS OF STOCKHOLDERS............................63
   Anti-Takeover Provisions Generally.................................63
   Authorized Capital Stock...........................................63
   Amendment of Articles and Bylaws...................................65
   Director Removal...................................................66
   Limitations on Director Liability..................................66
   Indemnification....................................................66
   Special Meetings of Stockholders...................................67
   Stockholder Nominations and Proposals..............................67
   Business Combinations..............................................68
   Dissenters' Rights of Appraisal....................................69
   Dividends..........................................................69
COMPARATIVE MARKET PRICES AND DIVIDENDS...............................70
BUSINESS OF BANKILLINOIS FINANCIAL....................................71
   Management and Additional Information..............................71
BUSINESS OF FIRST DECATUR.............................................71
   Management and Additional Information..............................72
   Recent Developments................................................72
CERTAIN REGULATORY CONSIDERATIONS.....................................72
   General............................................................72
   Recent Regulatory Developments.....................................74
   Payment of Dividends...............................................75

   Capital Adequacy...................................................75
   Support of Subsidiary Institutions.................................76
   Prompt Corrective Action...........................................77
   Deposit Insurance..................................................79
   The Financing Corporation Assessments..............................79
   Insider Transactions...............................................80
DESCRIPTION OF MAIN STREET CAPITAL STOCK..............................80
   Main Street Common Stock...........................................80
OTHER MATTERS.........................................................81
STOCKHOLDER PROPOSALS.................................................81
EXPERTS...............................................................81
CERTAIN OPINIONS......................................................81

WHERE YOU CAN FIND MORE INFORMATION...................................82

APPENDIX A - AGREEMENT AND PLAN OF MERGER
APPENDIX B - FORM OF OPINION OF KEEFE, BRUYETTE & WOODS, INC
APPENDIX C - OPINION OF ABN AMRO INCORPORATED
APPENDIX D - SECTION 262 OF THE DELAWARE GENERAL CORPORATION
             LAW (APPRAISAL RIGHTS)

                                   PLEASE NOTE

         We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.



         This joint proxy statement-prospectus has been prepared as of February 2, 2000. There may be changes in the affairs of BankIllinois Financial, First Decatur or Main Street since that date which are not reflected in this document.



         As used in this joint proxy statement-prospectus, the term "BankIllinois Financial" refers to BankIllinois Financial Corporation, and, where the context requires, to BankIllinois Financial and its subsidiaries; the term "First Decatur" refers to First Decatur Bancshares, Inc., and, where the context requires, to First Decatur and its subsidiaries; and the term "Main Street" refers to Main Street Trust, Inc., and, where the context requires, to Main Street and its subsidiaries after the completion of the merger. Unless the context clearly suggests otherwise, general references to "us," "we," and "our" include BankIllinois Financial and First Decatur. However, when we discuss a specific organization such as BankIllinois Financial or First Decatur, "us," "we," and "our" refers only to the specific organization being discussed.

                       HOW TO OBTAIN ADDITIONAL INFORMATION

         THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS DESCRIBED ON PAGE 82 UNDER "WHERE YOU CAN FIND MORE INFORMATION." YOU CAN OBTAIN FREE COPIES OF THIS INFORMATION BY WRITING OR CALLING:


FOR BANKILLINOIS FINANCIAL DOCUMENTS:        FOR FIRST DECATUR DOCUMENTS:
Teresa M. Marsh                              Pete P. Grosso
Secretary                                    Secretary
BankIllinois Financial Corporation           First Decatur Bancshares, Inc.
100 West University Avenue                   130 North Water Street
Champaign, Illinois 61820                    Decatur, Illinois 62523
(Telephone (217) 351-6500)                   (Telephone (217) 424-1111)



         TO OBTAIN TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST REQUEST THE INFORMATION BY MARCH 13, 2000.



                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         We have each made forward-looking statements in this document (and in documents to which we refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of Main Street after the merger is completed. When we use any of the words "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and the new company after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

     1. our actual cost savings resulting from the merger are less than we expect, we are unable to realize those cost savings as soon as we expected or we incur additional or unexpected costs;

     2. our revenues after the merger are less than we expect as a result of the loss of customers;

     3.   competition among financial services companies increases;

     4.   we have more trouble integrating our businesses than we expected;

     5.   changes in the interest rate environment reduce our interest margins;

     6.   general economic conditions change or are worse than we expected;

     7.   legislative or regulatory changes adversely affect our business;

     8.   changes occur in business conditions and inflation;

     9.   personal or commercial customers' bankruptcies increase;

     10.  changes occur in the securities markets; and

     11. technology-related changes, including "Year 2000" data systems compliance, are harder to make or more expensive than we expected.

         The forward-looking earnings estimates included in the joint proxy statement-prospectus have not been examined or compiled by our independent public accountants, nor have our independent accountants applied any procedures to our estimates. Accordingly, such accountants do not express an opinion or any other form of assurance on them.

                                  SUMMARY

THIS BRIEF SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS JOINT PROXY STATEMENT-PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO CAREFULLY READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS WE REFER TO IN THIS DOCUMENT. THESE WILL GIVE YOU A MORE COMPLETE DESCRIPTION OF THE TRANSACTION WE ARE PROPOSING. FOR MORE INFORMATION ABOUT OUR TWO COMPANIES, SEE "WHERE YOU CAN FIND MORE INFORMATION." WE HAVE INCLUDED PAGE REFERENCES IN THIS SUMMARY TO DIRECT YOU TO OTHER PLACES IN THIS JOINT PROXY STATEMENT-PROSPECTUS WHERE YOU CAN FIND A MORE COMPLETE DESCRIPTION OF THE TOPICS WE HAVE SUMMARIZED.


THE COMPANIES (PAGE 71)


BANKILLINOIS FINANCIAL CORPORATION
100 West University Avenue
Champaign, Illinois  61820
(217) 351-6500
http://www.BankIllinois.com

BankIllinois Financial is a bank holding company organized under the laws of Delaware in 1994 and registered under the Bank Holding Company Act. Through BankIllinois, our wholly owned subsidiary bank, we conduct a complete range of commercial and personal banking activities and offer trust and investment services in central Illinois. In addition to our main office in Champaign, Illinois, our subsidiary bank operates eight branches in Champaign County, Illinois. At September 30, 1999, our assets were $536.4 million, our deposits were $394.6 million and our stockholders' equity was $62.5 million.

FIRST DECATUR BANCSHARES, INC.
130 N. Water Street
Decatur, Illinois  62523
(217) 425-8221

First Decatur is a bank holding company organized under the laws of Delaware in 1980 and registered under the Bank Holding Company Act. Through the First National Bank of Decatur and the First Trust Bank of Shelbyville, our wholly owned subsidiary banks, we conduct a complete range of commercial and personal banking activities and offer trust services in central Illinois. In addition to the main offices of our two bank subsidiaries in Decatur and Shelbyville, Illinois, our banks operate a total of eight branches in two counties in Illinois. We also own FirsTech, a retail payment processing company. At September 30, 1999, our assets were $479.9 million, our deposits were $375.5 million and our stockholders' equity was $54.2 million.

MAIN STREET TRUST, INC.
100 West University Avenue
Champaign, Illinois  61820
(217) 351-6500

Main Street Trust, Inc. is a company recently organized under the laws of Illinois that has filed an application for approval to become a bank holding company under the Bank Holding Company Act. We incorporated Main Street on August 12, 1999, solely for the purpose of accomplishing the merger. Main Street issued 500 shares to each of us for total consideration of $100. Main Street does not currently engage in any business activity.


THE MERGER (PAGE 30)


WE HAVE ATTACHED THE MERGER AGREEMENT TO THIS DOCUMENT AS APPENDIX A. PLEASE READ THE MERGER AGREEMENT. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

We propose a combination in which our companies will merge with and into Main Street to form a new financial services company which will serve central Illinois. The name of the newly combined company will be "Main Street Trust, Inc." Main Street will have new articles of incorporation and bylaws at the time of the merger. Main Street's main office will be located in Champaign, Illinois. We expect to complete the merger in the first quarter of 2000.


WHAT YOU WILL RECEIVE IN THE MERGER (PAGE 30)


BANKILLINOIS FINANCIAL STOCKHOLDERS. Each of your shares of BankIllinois Financial common stock will automatically become the right to receive one share of Main Street common stock. The total number of shares you will have the right to receive will therefore be equal to the number of shares of BankIllinois Financial common stock you own multiplied by 1.

You will have to surrender your BankIllinois Financial common stock certificates to receive new certificates representing common stock of the newly combined company. This will not be necessary until you receive written instructions on or around the time of the merger.

FIRST DECATUR STOCKHOLDERS. Each of your shares of First Decatur common stock will automatically become the right to receive 1.638 shares of Main Street common stock. The total number of shares you will have the right to receive will therefore be equal to the number of shares of First Decatur common stock you own multiplied by 1.638. Main Street will not issue any fractions of a share of common stock. Rather, Main Street will pay cash (without interest) for any fractional share interest any First Decatur stockholder would otherwise receive in the merger. The cash payment will be in an amount equal to the fraction of the share multiplied by the average of the closing sale prices of Main Street common stock for the three business days immediately after the completion of the merger.

You will have to surrender your First Decatur common stock certificates to receive new certificates representing common stock of the newly combined company and the cash payment for fractional shares. This will not be necessary until you receive written instructions on or around the time of the merger.


EFFECT OF THE MERGER ON OPTIONS (PAGE 30)


In the merger, each stock option to buy BankIllinois Financial and First Decatur common stock that is outstanding immediately before completing the merger will become an option to buy Main Street common stock and will continue to be governed by the terms of the original plans under which they were issued. The number of shares of Main Street common stock subject to each of these converted stock options, as well as the exercise price of these stock options, will be adjusted to reflect the exchange ratios applicable in the merger.

OWNERSHIP OF MAIN STREET AFTER THE MERGER

Based on the BankIllinois Financial and First Decatur exchange ratios contained in the merger agreement, upon completion of the merger, Main Street will issue approximately 5,550,724 shares of its common stock to former BankIllinois Financial stockholders and 4,765,592 shares of its common stock to former First Decatur stockholders. Based on these numbers, after the merger and on a fully diluted basis, former BankIllinois Financial stockholders would own approximately 53.8%, and former First Decatur stockholders would own approximately 46.2%, of the outstanding shares of Main Street common stock.


DISSENTERS' APPRAISAL RIGHTS (PAGE 53)


Under Delaware law, you have the right to dissent from the merger and have the appraised fair value of your shares of BankIllinois Financial or First Decatur common stock paid to you in cash. To dissent and receive the appraised fair value of your shares, you must:


     - make a proper demand for appraisal in accordance with the Delaware law as more fully described on pages 53-54;


     - hold your shares of BankIllinois Financial or First Decatur common stock until the merger is completed;

     - not vote in favor of the merger (including by appointing a proxy to vote your shares); and

     -    otherwise comply with Delaware law.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE 30)


We expect that for United States federal income tax purposes, your exchange of shares of BankIllinois Financial and First Decatur common stock for shares of Main Street common stock will not cause you to recognize any gain or loss. Holders of First Decatur common stock, however, will have to recognize income, gain or loss in connection with any cash they receive instead of fractional shares. Also, stockholders who dissent from the merger and receive cash instead of Main Street common stock will have to recognize income, gain or loss.

THESE TAX CONSEQUENCES MAY NOT APPLY TO EVERY ONE OF OUR STOCKHOLDERS. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

COMPARATIVE MARKET PRICES OF COMMON STOCK

Shares of BankIllinois Financial and First Decatur common stock are not listed on any exchange, but rather trade in the over-the-counter market. On August 12, 1999, the last trading day before we announced the merger, BankIllinois Financial common stock closed at $23.75 per share and First Decatur common stock closed at $29.00 per share. On January 28, 2000, BankIllinois Financial common stock closed at $21.125 per share and First Decatur common stock closed at $31.75 per share. Of course, the common stock of Main Street has not started trading and there is no prediction or guarantee at what price it will trade after the completion of the merger.


OUR REASONS FOR THE MERGER (PAGES 35 AND 36)

Our companies are proposing to merge because we believe that by combining them we can create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike. For instance, we estimate that the combination of our businesses should help us to reduce duplicate costs by about $2 to $3 million annually, before taxes, within two years. We also believe that the merger of our companies will create certain revenue enhancement opportunities. However, due to the contingent nature and timing of these potential revenue enhancements and efficiency improvements, we have not taken them into account in arriving at our estimates of the merger's impact on future earnings per share.

We expect the merger to strengthen our position as a competitor in the financial services business, which is rapidly changing and growing more competitive. We expect to be the market leader in total deposits in the market area comprised of Champaign, Macom and Shelby counties.


We also expect to incur merger related costs of $2,500,000, before tax, as a result of combining our companies.


The discussion of our reasons for the merger includes forward-looking statements about possible or assumed future results of our operations and the performance of the combined company after the merger. For a discussion of factors that could affect these future results, see "A Warning About Forward-Looking Statements" on page 1.

FAIRNESS OPINIONS (PAGES 38 AND 45)

BANKILLINOIS FINANCIAL STOCKHOLDERS. Keefe, Bruyette & Woods, Inc. has delivered a written opinion to the BankIllinois Financial board of directors that, as of the date of this document, the BankIllinois Financial exchange ratio is fair to the holders of BankIllinois Financial common stock from a financial point of view. We have attached this opinion to this document as Appendix B. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by KBW in providing its opinion.

FIRST DECATUR STOCKHOLDERS. ABN AMRO Incorporated has delivered a written opinion to the First Decatur board of directors that, as of the date of this document, the First Decatur exchange ratio is fair to the holders of First Decatur common stock from a financial point of view. We have attached this opinion to this document as Appendix C. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by ABN AMRO in providing its opinion.

SPECIAL MEETINGS OF STOCKHOLDERS (PAGES 26 AND 28)



BANKILLINOIS FINANCIAL STOCKHOLDERS. The BankIllinois Financial meeting will be held on March 21, 2000, at 10:00 a.m., local time, at The Forum at Carle, 611 West Park Street, Urbana, Illinois. At the BankIllinois Financial meeting, you will be asked:


     - to adopt a merger agreement that provides for the merger of BankIllinois Financial and First Decatur with and into Main Street; and

     - to act on other matters that may be submitted to a vote at the meeting.

FIRST DECATUR STOCKHOLDERS. The First Decatur meeting will be held on March 21, 2000, at 3:00 p.m., local time, at The First National Bank of Decatur, 130 North Water Street, Decatur, Illinois. At the First Decatur meeting, you will be asked:


     - to adopt a merger agreement that provides for the merger of First Decatur and BankIllinois Financial, with and into Main Street; and

     - to act on other matters that may be submitted to a vote at the meeting.


RECORD DATE; VOTE REQUIRED (PAGES 26 AND 28)



BANKILLINOIS FINANCIAL STOCKHOLDERS. You can vote at the meeting of BankIllinois Financial stockholders if you owned BankIllinois Financial common stock at the close of business on February 1, 2000. You can cast one vote for each share of BankIllinois Financial common stock that you owned at that time. To adopt the merger agreement, the holders of a majority of shares of BankIllinois Financial common stock allowed to vote at the meeting must vote in favor of doing so.

You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable to or do not wish to attend. You can revoke your proxy at any time before we take a vote at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of BankIllinois Financial, or by attending the meeting and voting in person.



FIRST DECATUR STOCKHOLDERS. You can vote at the meeting of First Decatur stockholders if you owned First Decatur common stock at the close of business on February 1, 2000. You can cast one vote for each share of First
Decatur common stock that you owned at that time. To adopt the merger agreement, the holders of a majority of shares of First Decatur common stock allowed to vote at the meeting must vote in favor of doing so.


You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable to or do not wish to attend. You can revoke your proxy at any time before we take a vote at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of First Decatur, or by attending the meeting and voting in person.

OUR RECOMMENDATIONS TO STOCKHOLDERS (PAGES 28 AND 29)

BANKILLINOIS FINANCIAL STOCKHOLDERS. The board of directors of BankIllinois Financial believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement.

FIRST DECATUR STOCKHOLDERS. The board of directors of First Decatur believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement.

SHARE OWNERSHIP OF MANAGEMENT AND SIGNIFICANT STOCKHOLDERS (PAGES 27 AND 29)



BANKILLINOIS FINANCIAL. On BankIllinois Financial's record date, its directors and executive officers, their immediate family members and entities they control owned 3,191,672 shares, or approximately 57.5% of the outstanding shares of BankIllinois Financial common stock, including shares they may acquire through exercising stock options. On this record date, BankIllinois Financial's subsidiary bank held 2,179,847 shares, or approximately 39.3% of the outstanding shares of BankIllinois Financial common stock, in a fiduciary capacity for others. BankIllinois Financial owned 1,540 shares, or less than 1.0% of First Decatur common stock. BankIllinois Financial's subsidiary bank did not own any shares of First Decatur common stock in a fiduciary capacity for others or as a result of debts previously contracted.



FIRST DECATUR. On First Decatur's record date, its directors and executive officers, their immediate family members and entities they control owned 443,806 shares, or approximately 15.3% of the outstanding shares of First Decatur common stock, including shares they may acquire through exercising stock options. On this record date, First Decatur's subsidiary banks held 477,006 shares, or approximately 16.4% of the outstanding shares of First Decatur common stock, in a fiduciary capacity for others, and First Decatur's Employee Stock Ownership Plan held 120,578 shares, or approximately 4.0% of the outstanding shares of First Decatur common stock. None of First Decatur's directors and executive officers owned any shares of BankIllinois Financial common stock and its subsidiary banks did not own any shares of BankIllinois Financial common stock in a fiduciary capacity for others or as a result of debts previously contracted.

EFFECTIVE TIME OF THE MERGER (PAGE 53)

The merger will become final when a certificate of merger is filed with the Secretary of State of the State of Delaware and articles of merger are filed with the Secretary of State of the State of Illinois. If our stockholders approve the merger at their special meetings, and if Main Street obtains all required regulatory approvals, we anticipate that the merger will be completed in the first quarter of 2000, although delays could occur.

We cannot assure you that we can obtain the necessary stockholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

EXCHANGE OF STOCK CERTIFICATES (PAGE 54)

On or around the time of the merger, you will receive a letter and instructions on how to surrender your stock certificates representing BankIllinois Financial and First Decatur common stock in exchange for Main Street stock certificates. You must carefully review and complete these materials and return them as instructed along with your stock certificates for BankIllinois Financial and First Decatur common stock. PLEASE DO NOT SEND BANKILLINOIS FINANCIAL OR FIRST DECATUR ANY STOCK CERTIFICATES UNTIL YOU RECEIVE THESE INSTRUCTIONS.


CONDITIONS TO COMPLETION OF THE MERGER (PAGE 55)


The completion of the merger depends on a number of conditions being met. These include:

     -    approval of the merger agreement by our stockholders;

     - approval of the merger by certain federal and state regulatory authorities;


     - receipt by us of an opinion that, for United States federal income tax purposes, our stockholders who exchange their shares for shares of Main Street common stock will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares or the payment of cash resulting from the exercise of appraisal rights (these opinions will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning on page 30);


     - receipt by us of a letter from our accountants that the merger will qualify for "pooling of interests" accounting treatment; and

     - the absence of any injunction or legal restraint blocking the merger, or of any proceedings by a government body trying to block the merger.

A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.


REGULATORY APPROVALS (PAGE 56)


We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. Once the Federal Reserve approves the merger, we have to wait anywhere from 15 to 30 days before we can complete the merger, during which time the Department of Justice can challenge the merger.

In addition, the merger is subject to the approval of, or notice to, state and other regulatory authorities.

We have filed all of the required applications or notices with the Federal Reserve and these other regulatory authorities.

As of the date of this document, we have not received all of the required approvals. While we do not know of any reason that we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will obtain them.


WAIVER, AMENDMENT AND TERMINATION (PAGE 57)


We may jointly amend the merger agreement and each of us may waive our right to require the other party to adhere to any term or condition of the merger agreement. However, we may not do so after our stockholders approve the merger, if the amendment or waiver reduces or changes the consideration that will be received by our stockholders, unless they approve the amendment or waiver.

We can mutually agree at any time to terminate the merger agreement without completing the merger. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if:

     - any government agency denies an approval we need to complete the merger and that denial has become final and nonappealable;

     - the merger has not been completed by July 1, 2000, unless the failure to complete the merger by that time is due to a violation of the merger agreement by the party that wants to terminate the merger agreement; or

     - the other company breaches the merger agreement in any way that would entitle the party seeking to terminate the merger agreement to not consummate the merger, and the breaching party does not correct the breach promptly, as long as the party seeking to terminate has not itself materially breached the merger agreement.


MANAGEMENT AND OPERATIONS AFTER THE MERGER (PAGE 58)


The present managements of our companies will share the responsibility of managing Main Street, the newly combined company, after the completion of the merger. The board of directors of Main Street will initially be comprised of thirteen members, seven of whom have been chosen from among BankIllinois Financial's current directors, and six of whom have been chosen from among First Decatur's current directors.

These Main Street directors include, among others, John W. Luttrell, Chairman of First Decatur, Gregory B. Lykins, Chairman of BankIllinois Financial, Van
A. Dukeman, President and Chief Executive Officer of BankIllinois Financial, and Phillip C. Wise, President of First Decatur.

Following the merger, Mr. Luttrell will be Chairman, Mr. Lykins will be Vice Chairman and Mr. Dukeman will be President and Chief Executive Officer of Main Street. Mr. Wise and David B. White of BankIllinois Financial will each serve as an Executive Vice President of the combined company, and Mr. White will also serve as the company's Chief Financial Officer. Mr. Lykins will succeed Mr. Luttrell as Chairman within three years after the completion of the merger.


INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (PAGE 59)


Some of our directors and officers have interests in the merger that differ from, or are in addition to, their interests as stockholders in our companies. These interests exist because of employment agreements that certain officers of our companies have and rights that the directors and officers have under some of our benefit plans. These employment agreements and plans will provide the officers with severance benefits if their current employment status changes as a result of the merger, except that both of our companies have agreed to amend or replace most of these employment agreements prior to the completion of our merger to provide that the merger will not require the payment of severance benefits if the merger is completed.

Additional interests of some of our directors and executive officers are described under "Management and Operations After the Merger."

The members of our boards of directors knew about these additional interests and considered them when they approved the merger agreement and the merger.


ACCOUNTING TREATMENT (PAGE 61)


We expect the merger to qualify as a "pooling of interests." This means that, for accounting and financial reporting purposes, we will treat our companies as if they had always been one.


EXPENSES AND TERMINATION FEES (PAGE 61)


If we mutually agree to terminate the merger agreement, or if either of us terminates the merger agreement because the merger has not been completed by July 1, 2000, then we will each pay our own fees and expenses, except that we will divide the costs and expenses that we have incurred in printing and mailing this document and the fees that we have paid to the Securities and Exchange Commission in connection with the merger.

If either of us terminates the merger agreement because of the breach by the other company of any part of our agreement, or if the other company terminates the merger agreement because its financial advisor has withdrawn its fairness opinion, then the breaching company or the company with the fairness opinion that has been withdrawn, must pay the other's fees and expenses in connection with the merger up to a maximum of $500,000, and pay an additional termination fee of $1,500,000. In addition, if within one year after the termination of the merger agreement, the breaching company or the company that had its fairness opinion withdrawn enters into another agreement to be acquired by a company that was not a party to the merger agreement, then the breaching company must pay another special termination fee to the other of $1,500,000. However, if the breach or breaches by the other company of any of its representations and warranties (but not covenants) was unintentional, even though we chose to terminate the merger agreement because of them, then the breaching company must pay the other's fees and expenses in connection with the merger up to a maximum of $250,000 and will not be required to pay to the other any other termination fees regardless of subsequent events.

Either of us may also terminate the merger agreement because we have received an offer from an unrelated third party that our respective board of directors has concluded is more favorable to our stockholders. In this case, the company terminating the agreement must pay to the other company its costs and expenses up to $500,000, and in the place of any other payment, a special termination fee of $4,000,000.

We have agreed to pay these special termination fees to each other to increase the likelihood that we would complete the merger. These fees could discourage other companies from attempting to combine with either of us before we complete the merger.


MATERIAL DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (PAGE 63)


The rights of BankIllinois Financial stockholders are governed by Delaware law and BankIllinois Financial's certificate of incorporation and bylaws. The rights of First Decatur stockholders are governed by Delaware law and First Decatur's certificate of incorporation and bylaws. Upon our completion of the merger, you will become stockholders of Main Street and your rights will be governed by Illinois law and by Main Street's articles of incorporation and bylaws.

UNAUDITED COMPARATIVE PER SHARE DATA

         The following table shows information about our income per common share, dividends per share and book value per share, and similar information reflecting the merger (which we refer to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed that we had been merged through those periods.



         We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes (a method known as "pooling of interests" accounting). The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by the exchange ratio of 1 in the case of BankIllinois Financial and by 1.638 in the case of First Decatur. We present this information to reflect the fact that BankIllinois Financial stockholders will receive 1 share of Main Street common stock for each share of BankIllinois Financial common stock exchanged in the merger, and First Decatur stockholders will receive 1.638 shares of Main Street common stock for each share of First Decatur common stock exchanged in the merger. We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the new company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of Main Street under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined. Further, First Decatur's management has recently become aware of possible liabilities involving a subsidiary that it believes will not exceed $1.7 million net of income taxes. Specifically, First Decatur recorded a liability during the fourth quarter of 1999 in connection with unresolved reconciliation differences involving First Decatur's subsidiary, FirsTech, Inc. See "Business of First Decatur--Recent Developments."


         The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior Securities and Exchange Commission filings. We have incorporated this material into this document by reference. See "Where You Can Find More Information."

COMPARATIVE BOOK VALUES, EARNINGS AND
DIVIDENDS PER COMMON SHARE

--------------------------------------------------------------------------------------------------------------------
                                              MAIN STREET TRUST, INC.

                                     As of and for the nine months
                                          ended September 30,
                                              (unaudited)                  As of and for the year ended December 31,
                                    --------------------------------       -----------------------------------------
                                         1999             1998                1998           1997           1996
                                    ---------------   --------------       -----------    -----------    -----------
Historical:
       Net income - basic              $  1.03           $  0.76             $  1.07        $  0.95        $  0.79
       Net income - diluted               0.99              0.74                1.04           0.93           0.77
       Cash dividends declared            0.24              0.23                0.30           0.07           0.00
       Book value                        11.28                 -               10.85              -              -
Pro forma combined:
       Net income - basic                 1.03              0.81                1.13           1.01           0.86
       Net income - diluted               1.01              0.80                1.10           1.00           0.85
       Cash dividends declared            0.24              0.23                0.31           0.17           0.12
       Book value                        11.34                 -               11.01              -              -

                                        BANKILLINOIS FINANCIAL CORPORATION

                                     As of and for the nine months
                                          ended September 30,
                                              (unaudited)                  As of and for the year ended December 31,
                                    --------------------------------       -----------------------------------------
                                         1999             1998                1998           1997           1996
                                    ---------------   --------------       -----------    -----------    -----------

Historical:
       Net income - basic*             $  1.03           $  0.76             $  1.07        $  0.95        $  0.79
       Net income - diluted*              0.99              0.74                1.04           0.93           0.77
       Cash dividends declared*           0.24              0.23                0.30           0.07           0.00
       Book value*                       11.28                 -               10.85              -              -
Equivalent pro forma combined:
       Net income - basic                 1.03              0.81                1.13           1.01           0.86
       Net income - diluted               1.01              0.80                1.10           1.00           0.85
       Cash dividends declared            0.24              0.23                0.31           0.17           0.12
       Book value                        11.34                 -               11.01              -              -


                                          FIRST DECATUR BANCSHARES, INC.

                                     As of and for the nine months
                                          ended September 30,
                                              (unaudited)                  As of and for the year ended December 31,
                                    --------------------------------       -----------------------------------------
                                         1999             1998                1998           1997           1996
                                    ---------------   --------------       -----------    -----------    -----------
Historical:
       Net income - basic              $  1.70           $  1.44             $  1.95        $  1.77        $  1.56
       Net income - diluted               1.69              1.43                1.94           1.76           1.55
       Cash dividends declared            0.39              0.39                0.52           0.48           0.44
       Book value                        19.62                 -               19.27              -              -
Equivalent pro forma combined:
       Net income - basic                 1.69              1.33                1.85           1.65           1.41
       Net income - diluted               1.65              1.31                1.80           1.64           1.39
       Cash dividends declared            0.39              0.38                0.51           0.28           0.20
       Book value                        18.57                 -               18.03              -              -


* BankIllinois Financial per share information has been restated to reflect a 5% stock dividend declared in May 1999.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The following unaudited Pro Forma Financial Information and footnotes thereto are presented to show the impact on the historical financial position and results of operations of Main Street pursuant to the merger. As a result of the merger, BankIllinois Financial and First Decatur stockholders will receive shares of Main Street pursuant to the established exchange ratio. The exchange ratio is fixed at 1.0 for BankIllinois Financial and 1.638 for First Decatur.

         The unaudited Pro Forma Consolidated Balance Sheet reflects the historical position of BankIllinois Financial and First Decatur at September 30, 1999 with pro forma adjustments based on the assumption that the merger was effective September 30, 1999. The pro forma adjustments are based on the pooling of interests method of accounting. The unaudited Pro Forma Consolidated Statements of Income assumes that the merger was consummated on January 1 of the earliest indicated period. The unaudited pro forma consolidated financial statements reflect estimated nonrecurring charges consisting of managements' estimates of legal, accounting and investment banking fees that will be incurred in connection with the merger. The adjustments are based on information available and certain assumptions that we believe are reasonable. Management has not identified, quantified or evaluated any material restructuring costs at this time.

         The unaudited pro forma income amounts do not reflect any potential income enhancements or cost reductions that are expected to result from the consolidation of BankIllinois Financial's and First Decatur's operations and are not necessarily indicative of the results expected of the future combined operations. No assurances can be given with respect to the ultimate level of income enhancements or cost reductions to be realized.

         The following information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of BankIllinois Financial and First Decatur included or incorporated by reference herein. Interim results of BankIllinois Financial and First for the nine months ended September 30, 1999 are not necessarily indicative of results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the period indicated.

         The unaudited Pro Forma Financial Information is intended for information purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the period presented.

MAIN STREET TRUST, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
September 30,  1999
(in thousands)
------------------------------------------------------------------------------

                                                                As reported
                                                       BankIllinois                             Pro
                                                        Financial       First Decatur          Forma           Pro Forma
                                                        Historical       Historical          Adjustments      Consolidated
                                                       ------------     -------------        -----------      ------------
ASSETS
Cash and due from Banks                                $     16,685     $   62,962         $ (2,210) (d)      $   77,437
Federal funds sold                                                0          1,929                0                1,929
Investments in debt and equity securities:
   Available-for-sale, at fair value                         84,120        131,476              (51) (a)         215,545
   Held-to-maturity, at cost                                 71,463         21,860                0               93,323
   Nonmarketable equity securities                            1,613          1,658                0                3,271
Mortgage loans held for sale                                  1,958              0                0                1,958
Loans, net                                                  337,088        240,406                0              577,494
Premises and Equipment                                       12,853          9,628                0               22,481
Other assets                                                 10,583          9,953             (290) (d)          20,246
                                                       ------------     ----------         --------           ----------
         Total assets                                  $    536,363     $  479,872         $ (2,551)          $1,013,684
                                                       ============     ==========         ========           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits:
     Non-interest bearing                              $     47,784     $   64,158         $      0           $  111,942
     Interest bearing                                       346,821        310,829                0              657,650
                                                       ------------     ----------         --------           ----------
         Total deposits                                     394,605        374,987                0              769,592
   Federal funds purchased and securities
     sold under repurchase agreements                        59,030         29,026                0               88,056
   Federal Home Loan Bank advances and
     other borrowings                                        13,207         17,865                0               31,072
   Other liabilities                                          6,978          3,759               (6) (a)          10,731
                                                       ------------     ----------         --------           ----------
         Total liabilities                                  473,820        425,637               (6)             899,451
                                                       ------------     ----------         --------           ----------

STOCKHOLDERS' EQUITY
   Preferred stock                                                0              0                0                    0
   Common Stock                                                  57             29                0  (a)
                                                                                                 16  (c)
                                                                                                 (2) (c)             100
   Paid in capital                                           35,396          8,280              (32) (a)
                                                                                                (16) (c)
                                                                                             (8,040) (c)          35,588
   Retained earnings                                         31,286         52,241               (2) (b)
                                                                                                  2  (b)
                                                                                               (290) (d)
                                                                                             (2,210) (d)          81,027
   Accumulated other comprehensive income                      (426)        (2,043)             (13) (a)          (2,482)
                                                       ------------     ----------         --------           ----------
                                                             66,313         58,507          (10,587)             114,233
   Treasury stock                                            (3,770)        (4,272)           8,042  (c)               0
                                                       ------------     ----------         --------           ----------
         Total stockholders' equity                          62,543         54,235           (2,545)             114,233
                                                       ------------     ----------         --------           ----------
         Total liabilities and stockholders' equity    $    536,363     $  479,872         $ (2,551)          $1,013,684
                                                       ============     ==========         ========           ==========

MAIN STREET TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share and weighted average share data)
------------------------------------------------------------------------------

                                                           For the nine months ended
                                                                 September 30,                       For the year ended
                                                        ------------------------------      --------------------------------------
                                                             1999             1998             1998          1997         1996
                                                        ------------       -----------      ---------     ---------     ----------
Interest income
  Loans and fees on loans                               $     34,441       $    33,982      $  45,064   $    44,357    $    42,811
  Investments in debt and equity securities
    Taxable                                                   12,921            12,591         17,032        16,814         14,406
    Tax exempt                                                 1,447             1,133          1,517         1,085          1,025
  Federal funds sold and interest-bearing
     deposits                                                    854             1,357          2,007         1,411          2,324
                                                        ------------      ------------      ---------   -----------    -----------
               Total interest income                          49,663            49,063         65,620        63,667         60,566
                                                        ------------      ------------      ---------   -----------    -----------
Interest expense
  Demand, savings and other time deposits                     19,935            20,945         27,661        27,660         26,385
  Federal funds purchased and securities sold
    under repurchase agreements                                2,289             1,997          2,727         2,579          2,299
  Federal Home Loan Bank advances and
    other borrowings                                           1,298             1,018          1,474           888            760
                                                        ------------      ------------      ---------   -----------    -----------
               Total interest expense                         23,522            23,960         31,862        31,127         29,444
                                                        ------------      ------------      ---------   -----------    -----------
               Net interest income                            26,141            25,103         33,758        32,540         31,122
Provision for loan loss                                          408               568            809           897            685
                                                        ------------      ------------      ---------   -----------    -----------
               Net interest income
                 after  provision for loan loss               25,733            24,535         32,949        31,643         30,437
                                                        ------------      ------------      ---------   -----------    -----------
Non-interest income
  Trust fees                                                   3,283             2,870          3,922         3,649          3,466
  Service charges on deposit accounts                          1,172             1,211          2,707         2,930          2,966
  Remittance processing income                                 6,149             3,598          5,165         4,241          5,748
  Security transactions, net                                     191                83            126            49            (12)
  Gain on sales of mortgage loans
    held-for-sale, net                                           597               710          1,101           553            490
  Other                                                        2,393             2,022          1,533         1,415          1,304
                                                        ------------      ------------      ---------   -----------    -----------
               Total non-interest income                      13,785            10,494         14,554        12,837         13,962
                                                        ------------      ------------      ---------   -----------    -----------
Non-interest expense
  Salaries and employee benefits                              13,643            12,593         16,749        15,606         15,959
  Occupancy                                                    1,771             1,873          2,500         2,656          2,653
  Equipment                                                    2,538             2,157          2,949         3,099          3,450
  Data Processing                                                759               789            978         1,059          1,086
  Federal deposit insurance premiums                              61                61             88            90             34
  Other                                                        5,573             5,211          7,237         6,501          7,760
                                                        ------------      ------------      ---------   -----------    -----------
               Total non-interest expense                     24,345            22,684         30,501        29,011         30,942
                                                        ------------      ------------      ---------   -----------    -----------
               Income before income taxes                     15,173            12,345         17,002        15,469         13,457
Income Taxes                                                   4,742             3,884          5,318         4,977          4,436
                                                        ------------      ------------      ---------   -----------    -----------
               Net income                                     10,431             8,461         11,684        10,492          9,021
                                                        ============      ============      =========   ===========    ===========

Per share data:
  Basic earnings per share *                            $       1.03      $       0.81    $      1.13    $     1.01    $      0.86
  Weighted average shares of common stock
     outstanding *                                        10,092,836        10,387,453     10,369,606    10,393,917     10,466,109

  Diluted earnings per share *                          $       1.01      $       0.80    $      1.10    $     1.00    $      0.85
  Weighted average shares of common stock and dilutive
    potential common shares outstanding *                 10,324,176        10,589,723     10,578,297    10,541,122     10,577,984

* BankIllinois Financial per share information has been restated to reflect a 5% stock dividend declared in May 1999.

MAIN STREET TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
(in thousands, except per share and weighted average share data)
------------------------------------------------------------------------------

                                                                        As Reported
                                                                BankIllinois        First
                                                                 Financial         Decatur          Pro Forma       Pro
                                                                Historical       Historical        Adjustments     Forma
                                                               -------------    ------------      ------------  ------------
Interest income
  Loans and fees on loans                                      $      20,366    $     14,075      $        0    $    34,441
  Investments in debt and equity securities
    Taxable                                                            6,866           6,055               0         12,921
    Tax exempt                                                           619             828               0          1,447
  Federal funds sold and interest-bearing
     deposits                                                            374             480               0            854
                                                              --------------   -------------   -------------   ------------
            Total interest income                                     28,225          21,438               0         49,663
                                                              --------------   -------------   -------------   ------------
Interest expense
  Demand, savings and other time deposits                             11,067           8,868               0         19,935
  Federal funds purchased and securities sold
    under repurchase agreements                                        2,068             221               0          2,289
  Federal Home Loan Bank advances and
    other borrowings                                                     475             823               0          1,298
                                                              --------------   -------------   -------------   ------------
            Total interest expense                                    13,610           9,912               0         23,522
                                                              --------------   -------------   -------------   ------------
            Net interest income                                       14,615          11,526               0         26,141
Provision for loan loss                                                  270             138               0            408
                                                              --------------   -------------   -------------   ------------
            Net interest income
                after provision for loan loss                         14,345          11,388               0         25,733
                                                              --------------   -------------   -------------   ------------
Non-interest income
  Trust fees                                                           1,851           1,432               0          3,283
  Service charges on deposit accounts                                    462             710               0          1,172
  Remittance processing income                                             0           6,149               0          6,149
  Security transactions, net                                             138              53               0            191
  Gain on sales of mortgage loans held-for-sale, net                     382             215               0            597
  Other                                                                1,272           1,121               0          2,393
                                                              --------------   -------------   -------------   ------------
            Total non-interest income                                  4,105           9,680               0         13,785
                                                              --------------   -------------   -------------   ------------
Non-interest expense
  Salaries and employee benefits                                       5,868           7,775               0         13,643
  Occupancy                                                              884             887               0          1,771
  Equipment                                                              728           1,810               0          2,538
  Data Processing                                                        571             188               0            759
  Federal deposit insurance premiums                                      35              26               0             61
  Other                                                                1,976           3,597               0          5,573
                                                              --------------   -------------   -------------   ------------
            Total non-interest expense                                10,062          14,283               0         24,345
                                                              --------------   -------------   -------------   ------------
            Income before income taxes                                 8,388           6,785               0         15,173
Income Taxes                                                           2,659           2,083               0          4,742
                                                              --------------   -------------   -------------   ------------
            Net income                                        $        5,729   $       4,702   $           0   $     10,431
                                                              ==============   =============   =============   ============

Per share data:
  Basic earnings per share *                                  $         1.03   $        1.70                   $       1.03
  Weighted average shares of common stock outstanding *            5,565,743       2,765,333       1,761,760     10,092,836

  Diluted earnings per share *                                $         0.99   $        1.69                   $       1.01
  Weighted average shares of common stock and dilutive
    potential common shares outstanding *                          5,769,001       2,782,477       1,772,698     10,324,176

* BankIllinois Financial per share information has been restated to reflect a 5% stock dividend declared in May 1999.

MAIN STREET TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
(in thousands, except per share and weighted average share data)
------------------------------------------------------------------------------

                                                                             As  Reported
                                                                BankIllinois
                                                                 Financial       First Decatur     Pro Forma       Pro
                                                                 Historical       Historical      Adjustments     Forma
                                                                ------------     -------------   ------------   ------------
Interest income
  Loans and fees on loans                                       $    20,974      $     13,008    $          0   $     33,982
  Investments in debt and equity securities
    Taxable                                                           6,786             5,805               0         12,591
    Tax exempt                                                          323               810               0          1,133
  Federal funds sold and interest-bearing
     deposits                                                           624               733               0          1,357
                                                                -----------      ------------    ------------   ------------
                         Total interest income                       28,707            20,356               0         49,063
                                                                -----------      ------------    ------------   ------------
Interest expense
  Demand, savings and other time deposits                            12,287             8,658               0         20,945
  Federal funds purchased and securities sold
    under repurchase agreements                                       1,766               231               0          1,997
  Federal Home Loan Bank advances and
    other borrowings                                                    404               614               0          1,018
                                                                -----------      ------------    ------------   ------------
                         Total interest expense                      14,457             9,503               0         23,960
                                                                -----------      ------------    ------------   ------------
                         Net interest income                         14,250            10,853               0         25,103
Provision for loan loss                                                 345               223               0            568
                                                                -----------      ------------    ------------   ------------
                         Net interest income
                            after provision for loan loss            13,905            10,630               0         24,535
                                                                -----------      ------------    ------------   ------------
Non-interest income
  Trust fees                                                          1,622             1,248               0          2,870
  Service charges on deposit accounts                                   461               750               0          1,211
  Remittance processing income                                            0             3,598               0          3,598
  Security transactions, net                                             46                37               0             83
  Gain on sales of mortgage loans held-for-sale, net                    409               301               0            710
  Other                                                               1,126               896               0          2,022
                                                                -----------      ------------    ------------   ------------
                         Total non-interest income                    3,664             6,830               0         10,494
                                                                -----------      ------------    ------------   ------------
Non-interest expense
  Salaries and employee benefits                                      6,418             6,175               0         12,593
  Occupancy                                                           1,042               831               0          1,873
  Equipment                                                             670             1,487               0          2,157
  Data Processing                                                       555               234               0            789
  Federal deposit insurance premiums                                     37                24               0             61
  Other                                                               2,450             2,761               0          5,211
                                                                -----------      ------------    ------------   ------------
                         Total non-interest expense                  11,172            11,512               0         22,684
                                                                -----------      ------------    ------------   ------------
                         Income before income taxes                   6,397             5,948               0         12,345
Income Taxes                                                          2,075             1,809               0          3,884
                                                                -----------      ------------    ------------   ------------
                         Net income                             $     4,322      $      4,139    $          0   $      8,461
                                                                ===========      ============    ============   ============

Per share data:
  Basic earnings per share *                                    $      0.76      $       1.44                   $       0.81

  Weighted average shares of common stock outstanding *           5,667,446         2,883,107       1,836,900     10,387,453

  Diluted earnings per share *                                  $      0.74      $       1.43                   $       0.80
  Weighted average shares of common stock and dilutive
    potential common shares outstanding *                         5,847,631         2,896,590       1,845,502     10,589,723

* BankIllinois Financial per share information has been restated to 5% stock dividend declared in May 1999.

MAIN STREET TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
(in thousands, except per share and weighted average share data)
------------------------------------------------------------------------------

                                                                             As  Reported
                                                                BankIllinois     First Decatur
                                                                  Financial          Bank          Pro Forma       Pro
                                                                 Historical       Historical      Adjustments     Forma
                                                                ------------     -------------   ------------   ------------
Interest income
  Loans and fees on loans                                       $     27,495     $     17,569            0      $    45,064
  Investments in debt and equity securities
    Taxable                                                            9,115            7,917            0           17,032
    Tax exempt                                                           459            1,058            0            1,517
  Federal funds sold and interest-bearing
     deposits                                                            945            1,063           (1) (b)       2,007
                                                                ------------     ------------    ---------      -----------
                       Total interest income                          38,014           27,607           (1)          65,620
                                                                ------------     ------------    ---------      -----------
Interest expense
  Demand, savings and other time deposits                             15,988           11,673            0           27,661
  Federal funds purchased and securities sold
    under repurchase agreements                                        2,401              326            0            2,727
  Federal Home Loan Bank advances and
    other borrowings                                                     573              901            0            1,479
                                                                ------------     ------------    ---------      -----------
                       Total interest expense                         18,962           12,900            0           31,862
                                                                ------------     ------------    ---------      -----------
                       Net interest income                            19,052           14,707           (1)          33,758
Provision for loan loss                                                  535              274            0              809
                                                                ------------     ------------    ---------      -----------
                       Net interest income
                          after provision for loan loss               18,517           14,433           (1)          32,949
                                                                ------------     ------------    ---------      -----------
Non-interest income
  Trust fees                                                           2,198            1,724            0            3,922
  Service charges on deposit accounts                                  1,705            1,002            0            2,707
  Remittance processing income                                             0            5,165            0            5,165
  Security transactions, net                                              60               66            0              126
  Gain on sales of mortgage loans held-for-sale, net                     594              507            0            1,101
  Other                                                                  378            1,155            0            1,533
                                                                ------------     ------------    ---------      -----------
                       Total non-interest income                       4,935            9,619            0           14,554
                                                                ------------     ------------    ---------      -----------
Non-interest expense
  Salaries and employee benefits                                       8,283            8,466            0           16,749
  Occupancy                                                            1,382            1,118            0            2,500
  Equipment                                                              899            2,050            0            2,949
  Data Processing                                                        737              241            0              978
  Federal deposit insurance premiums                                      49               39            0               81
  Other                                                                3,107            4,130            0            7,237
                                                                ------------     ------------    ---------      -----------
                       Total non-interest expense                     14,457           16,044            0           30,501
                                                                ------------     ------------    ---------      -----------
                       Income before income taxes                      8,995            8,008           (1)          17,002
Income Taxes                                                           2,921            2,397            0            5,318
                                                                ------------     ------------    ---------      -----------
                       Net income                                      6,074            5,611           (1)          11,684
                                                                ============     ============    =========      ===========

Per share data:
  Basic earnings per share *                                    $      1.07      $       1.95                   $      1.13
  Weighted average shares of common stock                         5,650,806         2,882,370    1,836,430       10,369,606
      outstanding *

  Diluted earnings per share *                                  $      1.04      $       1.94                   $      1.10
  Weighted average shares of common stock and dilutive
    potential common shares outstanding *                         5,833,963         2,897,959    1,846,375       10,578,297

* BankIllinois Financial per share information has been restated to reflect a 5% stock dividend declared in May 1999.

MAIN STREET TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1997
(in thousands, except per share and weighted average share data)
------------------------------------------------------------------------------

                                                                             As  Reported
                                                                BankIllinois     First Decatur
                                                                  Financial          Bank          Pro Forma          Pro
                                                                 Historical       Historical      Adjustments        Forma
                                                                ------------     ------------    ------------    ------------
Interest income
  Loans and fees on loans                                       $    26,486      $     17,871    $        0      $     44,357
  Investments in debt and equity securities
    Taxable                                                           9,796             7,018             0            16,814
    Tax exempt                                                          302               783             0             1,085
  Federal funds sold and interest-bearing
     deposits                                                           762               650            (1) (b)        1,411
                                                                -----------      ------------    ----------      ------------
                         Total interest income                       37,346            26,322            (1)           63,667
                                                                -----------      ------------    ----------      ------------
Interest expense
  Demand, savings and other time deposits                            16,543            11,117             0            27,660
  Federal funds purchased and securities sold
    under repurchase agreements                                       2,275               304             0             2,579
  Federal Home Loan Bank advances and
    other borrowings                                                    592               296             0               888
                                                                -----------      ------------    ----------      ------------
                         Total interest expense                      19,410            11,717             0            31,127
                                                                -----------      ------------    ----------      ------------
                         Net interest income                         17,936            14,605            (1)           32,540
Provision for loan loss                                                 465               432             -               897
                                                                -----------      ------------    ----------      ------------
                         Net interest income
                           after provision for loan loss             17,471            14,173            (1)           31,643
                                                                -----------      ------------    ----------      ------------
Non-interest income
  Trust fees                                                          2,026             1,623             0             3,649
  Service charges on deposit accounts                                 1,866             1,064             0             2,930
  Remittance processing income                                            0             4,241             0             4,241
  Security transactions, net                                             38                11             0                49
  Gain on sales of mortgage loans held-for-sale, net                    271               282             0               553
  Other                                                                 275             1,140             0             1,415
                                                                -----------      ------------    ----------      ------------
                         Total non-interest income                    4,476             8,361             0            12,837
                                                                -----------      ------------    ----------      ------------
Non-interest expense
  Salaries and employee benefits                                      7,742             7,864             0            15,606
  Occupancy                                                           1,519             1,137             0             2,656
  Equipment                                                             920             2,179             0             3,099
  Data Processing                                                       733               326             0             1,059
  Federal deposit insurance premiums                                     48                42             0                90
  Other                                                               2,926             3,575             0             6,501
                                                                -----------      ------------    ----------      ------------
                         Total non-interest expense                  13,888            15,123             -            29,011
                                                                -----------      ------------    ----------      ------------
                         Income before income taxes                   8,059             7,411            (1)           15,469
Income Taxes                                                          2,659             2,318             -             4,977
                                                                -----------      ------------    ----------      ------------
                         Net income                             $     5,400      $      5,093    $       (1)     $     10,492
                                                                ===========      ============    ==========      ============

Per share data:
  Basic earnings per share *                                    $      0.95      $       1.77                    $       1.01
  Weighted average shares of common stock outstanding *           5,670,662         2,885,090    $1,838,165        10,393,917

  Diluted earnings per share *                                  $      0.93      $       1.76                    $       1.00
  Weighted average shares of common stock and dilutive
    potential common shares outstanding *                         5,800,318         2,895,804     1,845,000        10,541,122

* BankIllinois Financial per share information has been restated to reflect a 5% stock dividend declared in May 1999.

MAIN STREET TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
(in thousands, except per share and weighted average share data)
------------------------------------------------------------------------------

                                                                             As  Reported
                                                                BankIllinois     First Decatur
                                                                  Financial          Bank          Pro Forma          Pro
                                                                 Historical       Historical      Adjustments        Forma
                                                                ------------------------------   ---------------------------
Interest income
  Loans and fees on loans                                       $   26,037       $    16,774             0      $     42,811
  Investments in debt and equity securities
    Taxable                                                          6,797             7,609             0            14,406
    Tax exempt                                                         380               645             0             1,025
  Federal funds sold and interest-bearing
     deposits
                                                                     1,874               450             0             2,324
                                                                ----------       -----------     ---------      ------------
                            Total interest income                   35,088            25,478             0            60,566
                                                                ----------       -----------     ---------      ------------
Interest expense
  Demand, savings and other time deposits                           15,220            11,165             0            26,385
  Federal funds purchased and securities sold
    under repurchase agreements                                      2,006               293             0             2,299
  Federal Home Loan Bank advances and
    other borrowings                                                   599               161             0               760
                                                                ----------       -----------     ---------      ------------
                            Total interest expense                  17,825            11,619             0            29,444
                                                                ----------       -----------     ---------      ------------
                            Net interest income                     17,263            13,859             0            31,122
Provision for loan loss                                                375               310             0               685
                                                                ----------       -----------     ---------      ------------
                            Net interest income
                              after provision for loan loss         16,888            13,549             0            30,437
                                                                ----------       -----------     ---------      ------------
Non-interest income
  Trust fees                                                         1,931             1,535             0             3,466
  Service charges on deposit accounts                                1,839             1,127             0             2,966
  Remittance processing income                                           0             5,748             0             5,748
  Security transactions, net                                            (4)               (8)            0               (12)
  Gain on sales of mortgage loans held-for-sale, net                   266               224             0               490
  Other                                                                259             1,045             0             1,304
                                                                ----------       -----------     ---------      ------------
                            Total non-interest income                4,291             9,671             0            13,962
                                                                ----------       -----------     ---------      ------------
Non-interest expense
  Salaries and employee benefits                                     7,795             8,164             0            15,959
  Occupancy                                                          1,511             1,142             0             2,653
  Equipment                                                            967             2,483             0             3,450
  Data Processing                                                      716               370             0             1,086
  Federal deposit insurance premiums                                     2                32             0                34
  Other                                                              3,504             4,256             0             7,760
                                                                ----------       -----------     ---------      ------------
                            Total non-interest expense              14,495            16,447             0            30,942
                                                                ----------       -----------     ---------      ------------
                            Income before income taxes               6,684             6,773             0            13,457
Income Taxes                                                         2,183             2,253             0             4,436
                                                                ----------       -----------     ---------      ------------
                            Net income                          $    4,501       $     4,520     $       0      $      9,021
                                                                ==========       ===========     =========      ============

Per share data:
  Basic earnings per share *                                    $     0.79       $     1.56                     $       0.86
  Weighted average shares of common stock outstanding *          5,717,558        2,900,533      1,848,018        10,466,109

  Diluted earnings per share *                                  $     0.77       $     1.55                     $       0.85
  Weighted average shares of common stock and dilutive
    potential common shares outstanding *                        5,813,601        2,910,199      1,854,184        10,577,984

* BankIllinois Financial per share information has been restated to reflect a 5% stock dividend declared in May 1999.

(a) INVESTMENT IN COMMON STOCK -- BankIllinois Financial holds 1,540 common shares of First Decatur as an investment in debt and equity securities available for sale. The investment and related fair market value adjustments made in accordance with FAS 115 will be eliminated.

(b) DIVIDENDS FROM COMMON STOCK -- BankIllinois Financial has received dividends on common stock from First Decatur since the purchase of the shares in 1996. The dividends received by BankIllinois Financial, as paid by First Decatur, will be eliminated in the years in which they were received.

(c) STOCKHOLDERS' EQUITY -- In conjunction with the transaction, a new holding company will be established, Main Street Trust, Inc. Each outstanding share of First Decatur stock will be converted into 1.638 shares of Main Street Trust, Inc. stock and each share of BankIllinois Financial will be converted into one share of Main Street Trust, Inc. stock. Each share of Main Street Trust, Inc. stock will have a par value of $.01 per share. First Decatur and BankIllinois Financial had approximately 2.8 and 5.6 million shares of common stock outstanding as of September 30, 1999, respectively. The pro forma average common share amounts used to calculate pro forma basic and diluted earnings per share were derived from the actual average share amounts for BankIllinois Financial and the average share amounts for First Decatur adjusted for the elimination of shares held by BankIllinois Financial and the exchange ratio of 1.638. The common stock in the Unaudited Pro Forma Balance Sheet has been adjusted to reflect the reclassification of First Decatur's additional paid in capital and elimination of treasury stock. Unaudited pro forma retained earnings reflect the estimated adjustment for anticipated merger and restructuring costs as described below.

(d) MERGER RELATED COSTS -- In connection with the transaction, First Decatur and BankIllinois Financial expect to incur merger costs of approximately $2,500,000, including legal, accounting and investment banking fees. Additional restructuring costs for employee costs, exit costs related to contract terminations or other reorganization costs may be incurred but have not been identified or estimated at this time.


         In anticipation of the merger, First Decatur terminated its defined benefit retirement plan. As discussed in "Business of First Decatur--Recent Developments" on page 72, a charge of $0.5 million, net of income tax benefit of $0.2 million, has been taken in the fourth quarter of 1999 by First Decatur. This charge is not included in the pro forma adjustments presented.

SELECTED FINANCIAL DATA


         The following tables present our respective selected consolidated financial data for the nine month periods ended September 30, 1999 and 1998, and for the five year period ended December 31, 1998. The information for BankIllinois Financial is based on the historical financial information that is contained in reports BankIllinois Financial has previously filed with the Securities and Exchange Commission. Historical financial statements of BankIllinois Financial can be found in its September 30, 1999 Form 10-Q and its 1998 Annual Report on Form 10-K. The information for First Decatur is based on the historical financial information that is contained in reports First Decatur has previously filed with the Securities and Exchange Commission. Historical financial statements of First Decatur can be found in its September 30, 1999 Form 10-Q and its 1998 Annual Report on Form 10-K. All of these documents are incorporated by reference in this joint proxy statement-prospectus.
See "Where You Can Find More Information" on page 82.


         You should read the following tables in conjunction with our consolidated financial statements described above and with the notes to them.

         Historical results do not necessarily indicate the results that you can expect for any future period. We believe that we have included all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair statement of our interim results of operations. Results for the nine months ended September 30, 1999, do not necessarily indicate the results which you can expect for any other interim period or for the year as a whole.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
BANKILLINOIS FINANCIAL CORPORATION
(dollars in thousands, except per share data)
------------------------------------------------------------------------------

                                              Nine months ended
                                                September 30,                      Years ended December 31,
                                          -----------------------  ---------------------------------------------------------
                                              1999        1998         1998      1997       1996        1995        1994
                                          -----------  ----------  ---------  ---------  ----------   ---------  -----------
INCOME STATEMENT DATA
Net interest income                       $    14,615  $  14,250   $  19,052  $  17,936  $  17,263    $ 18,214   $ 18,599
Provision for loan losses                         270        345         535        465        375       3,097        565
Investment securities gains (losses)              138         46          60         38         (4)          3        175
Other noninterest income                        3,967      3,618       4,875      4,438      4,295       3,948      4,083
Noninterest expense                            10,062     11,172      14,457     13,888     14,495      19,054     17,480
Earnings before income taxes and
   discontinued operations                      8,388      6,397       8,995      8,059      6,684          14      4,812
Income taxes                                    2,659      2,075       2,921      2,659      2,183         248      1,466
Earnings before discontinued
   operations                                   5,729      4,322       6,074      5,400      4,501        (234)     3,346
Discontinued operations                             0          0           0          0          0         570      4,634
Net earnings                                    5,729      4,322       6,074      5,400      4,501         336      7,980

PER COMMON SHARE DATA *
Basic earnings per share
   Earnings before discontinued
    operations                            $      1.03  $    0.76   $    1.07       0.95  $    0.79    $  (0.04)  $   0.58
   Net earnings                                  1.03       0.76        1.07       0.95       0.79        0.06       1.39
Diluted earnings per share
   Earnings before discontinued
    operations                                   0.99       0.74        1.04       0.93       0.77       (0.04)      0.58
    Net earnings                                 0.99       0.74        1.04       0.93       0.77        0.06       1.39
Cash dividends                                   0.24       0.23        0.30       0.07       0.00        0.20       0.11
Book Value                                      11.28      10.68       10.85      10.11       9.16        8.43       8.16

BALANCE SHEET DATA AT PERIOD END
Total assets                              $   536,363  $ 522,487   $ 537,373  $ 539,366  $ 515,400    $520,586   $495,313
Loans, net of unearned discount               344,156    300,765     303,536    316,443    287,145     326,822    334,258
Allowance for loan losses                       5,110      5,441       5,279      5,306      5,587       5,882      5,263
Investments in debt and equity
  securities                                  157,196    162,324     191,136    155,386    153,492      97,304    106,034
Deposits                                      394,605    389,670     409,898    417,154    404,130     419,157    394,677
Short term borrowings                          59,030     53,417      49,963     49,857     43,941      36,273     38,504
Long term debt
    Parent company                                  0          0           0          0          0           0          0
    Subsidiary bank                            13,207     12,000      10,000      8,000      9,000       9,000      9,000
Total stockholder's equity                     62,543     60,129      60,707     57,330     52,096      48,408     46,766
Average assets                                543,336    524,779     527,966    513,298    491,475     496,634    487,609
Average stockholders equity                    61,520     58,788      59,101     54,256     50,019      49,671     43,871
Average shares outstanding (in thousands) *
    Basic                                       5,566      5,667       5,651      5,671      5,718       5,737      5,736
    Diluted                                     5,769      5,848       5,834      5,800      5,814       5,795      5,753

* All per share data has restated to reflect the 5% stock dividend issued in May 1999.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
BANKILLINOIS FINANCIAL CORPORATION
(dollars in thousands, except per share data)
------------------------------------------------------------------------------

                                              Nine months ended
                                                September 30,                      Years ended December 31,
                                          -----------------------  ---------------------------------------------------------
                                               1999       1998        1998       1997       1996        1995         1994
                                          -----------  ----------  ---------  ---------  ----------  ---------   -----------
PROFITABILITY AND CAPITAL RATIOS
Return on average total assets                  1.41 %     1.10 %      1.15 %     1.05 %      0.92 %     0.07 %      1.64 %
Return on average stockholders' equity         12.42       9.80       10.28       9.95        9.00       0.68       18.19
Net interest income (taxable
   equivalent) /  Average assets                3.67       3.66        3.65       3.53        3.55       3.72        3.88
Loans / Deposits                               87.22      77.18       74.05      75.86       71.05      77.97       84.69
Equity / Assets (period end)                   11.66      11.51       11.30      10.63       10.11       9.30        9.44
Average stockholders' equity / Average
   total assets                                11.32      11.20       11.19      10.57       10.18      10.00        9.00
Leverage ratio                                 11.60      11.20       11.10      10.90       10.70       9.70        9.99
Tier 1 capital / risk-weighted assets          16.60      17.90       17.80      16.40       16.50      13.78       14.16
Total capital / risk-weighted assets           17.90      19.20       19.10      17.70       17.70      15.03       15.36

CREDIT QUALITY RATIOS
Allowance / period end loans                    1.48 %     1.81 %      1.74 %     1.68 %      1.95 %     1.80 %      1.57 %
Nonperforming loans / total loans               0.11       0.98        0.55       0.98        0.93       1.01        0.80
Allowance / nonperforming loans             1,355.44     185.45      317.63     171.44      208.39     178.51      197.19
Nonperforming assets / loans and
   foreclosed properties                        0.18       1.84        0.63       1.96        1.29       1.17        1.07
Provision / average loans                       0.09       0.11        0.17       0.16        0.13       0.92        0.18
Net charge offs / average loans                 0.14       0.07        0.18       0.25        0.23       0.74        0.00

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
FIRST DECATUR BANCSHARES, INC.
(dollars in thousands, except per share data)
------------------------------------------------------------------------------

                                              Nine months ended
                                                September 30,                      Years ended December 31,
                                          -----------------------  ---------------------------------------------------------
                                              1999        1998        1998       1997       1996        1995        1994
                                          -----------  ----------  ---------  ---------  ---------   ---------   -----------
INCOME STATEMENT DATA
Net interest income                       $   11,526   $  10,853   $  14,707  $  14,605  $  13,859   $  13,328   $  13,794
Provision for loan losses                        138         223         274        432        310         275         300
Investment securities gains (losses)              53          37          66         11         (8)          8          19
Other noninterest income                       9,627       6,793       9,553      8,350      9,679      12,488      11,359
Noninterest expense                           14,283      11,512      16,044     15,123     16,447      19,236      18,312
Earnings before income taxes and
   discontinued operations                     6,785       5,948       8,008      7,411      6,773       6,313       6,560
Income taxes                                   2,083       1,809       2,397      2,318      2,253       2,020       2,128
Earnings before discontinued
   operations                                  4,702       4,139       5,611      5,093      4,520       4,293       4,432
Discontinued operations                            0           0           0          0          0           0           0
Net earnings                                   4,702       4,139       5,611      5,093      4,520       4,293       4,432

PER COMMON SHARE DATA
Basic earnings per share
   Earnings before discontinued
    operations                            $     1.70   $    1.44   $    1.95  $   1.77   $    1.56   $    1.48   $    1.53
   Net earnings                                 1.70        1.44        1.95      1.77        1.56        1.48        1.53
Diluted earnings per share
   Earnings before discontinued
    operations                                  1.69        1.43        1.94      1.76        1.55        1.47        1.53
    Net earnings                                1.69        1.43        1.94      1.76        1.55        1.47        1.53
Cash dividends                                  0.39        0.39        0.52      0.48        0.44        0.40        0.38
Book Value                                     19.62       19.50       19.27     18.17       16.80       15.82       14.26

BALANCE SHEET DATA AT PERIOD END
Total assets                              $  479,872   $ 428,022   $ 441,692  $ 392,237  $ 394,123   $ 382,949   $ 376,081
Loans, net of unearned discount              244,050     212,305     218,385    200,053    199,896     189,130     194,687
Allowance for loan losses                      3,644       3,598       3,573      3,531      3,382       3,356       3,375
Investments in debt and equity
  securities                                 154,994     162,525     164,914    140,017    132,338     138,956     129,335
Deposits                                     374,987     336,090     355,768    321,128    320,162     322,710     320,561
Short term borrowings                         29,026      11,647      10,278     11,599     21,802       9,806      10,636
Long term debt
    Parent company                                 0           0           0          0          0           0           0
    Subsidiary bank                           17,865      17,917      17,904      2,954          0           0           0
Total stockholder's equity                    54,235      56,234      53,368     52,299     48,494      45,880      41,369
Average assets                               462,082     420,920     422,387    384,882    380,844     378,131     368,218
Average stockholders equity                   53,832      54,112      54,514     50,277     46,695      43,978      40,285
Average shares outstanding (in thousands)
    Basic                                      2,765       2,883       2,882      2,885      2,901       2,901       2,905
    Diluted                                    2,782       2,897       2,898      2,896      2,910       2,907       2,911

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
FIRST DECATUR BANCSHARES, INC.
(dollars in thousands, except per share data)
------------------------------------------------------------------------------

                                              Nine months ended
                                                September 30,                      Years ended December 31,
                                          -----------------------  ---------------------------------------------------------
                                              1999        1998        1998       1997       1996        1995        1994
                                          -----------  ----------  ---------  ---------  ---------   ---------   -----------
PROFITABILITY AND CAPITAL RATIOS
Return on average total assets                  1.36 %     1.31 %      1.33 %     1.32 %      1.19 %     1.14 %     1.20 %
Return on average stockholders' equity         11.65      10.20       10.29      10.13        9.68       9.76      11.00
Net interest income (taxable
  equivalent) / Average assets                  4.01       4.07        4.09       4.40        4.23       4.14       4.44
Loans / Deposits                               65.08      63.17       61.38      62.30       62.44      58.61      60.73
Equity / Assets (period end)                   11.30      13.14       12.08      13.33       12.30      11.98      11.00
Average stockholders' equity / Average
   total assets                                11.65      12.86       12.91      13.06       12.26      11.63      10.94
Leverage ratio                                 11.67      12.90       12.40      13.00       12.40      11.05      10.33
Tier 1 capital / risk-weighted assets          21.42      23.46       22.50      25.60       22.70      16.25      15.61
Total capital / risk-weighted assets           22.67      24.71       23.80      26.80       24.00      17.50      16.87

CREDIT QUALITY RATIOS
Allowance / period end loans                    1.49 %     1.69 %      1.64 %     1.77 %      1.69 %     1.77 %     1.73 %
Nonperforming loans / total loans               0.33       0.06        0.48       0.37        0.41       0.23       0.20
Allowance / nonperforming loans               510.35   2,335.90      340.29     473.96      410.94     761.00     869.85
Nonperforming assets / loans and
   foreclosed properties                        0.33       0.06        0.48       0.37        0.41       0.23       0.20
Provision / average loans                       0.11       0.06        0.13       0.21        0.16       0.15       0.16
Net charge offs / average loans                 0.05       0.03        0.11       0.14        0.15       0.16       0.10

                                  INTRODUCTION

         BankIllinois Financial is furnishing this joint proxy statement-prospectus to holders of BankIllinois Financial common stock, $0.01 par value per share, in connection with the proxy solicitation by BankIllinois Financial's board of directors. The BankIllinois Financial board will use the proxies at the special meeting of stockholders of BankIllinois Financial to be held on March 21, 2000, and at any adjournments or postponements.


         First Decatur is furnishing this joint proxy statement-prospectus to holders of First Decatur common stock, $0.01 par value per share, in connection with the proxy solicitation by First Decatur's board of directors. The First Decatur board will use the proxies at the special meeting of stockholders of First Decatur to be held on March 21, 2000, and at any adjournments or postponements.

         Our stockholders will be asked at their respective special meetings to vote to adopt the Agreement and Plan of Merger, dated as of August 12, 1999, among BankIllinois Financial, First Decatur and Main Street Trust, Inc., an Illinois corporation formed by us to facilitate the merger. Pursuant to the merger agreement, we will each merge into Main Street, and each of the outstanding shares of BankIllinois Financial common stock will be converted into one share of Main Street common stock, $0.01 par value per share, and each of the outstanding shares of First Decatur common stock will be converted into 1.638 shares of Main Street common stock. First Decatur stockholders will receive cash instead of any fractional shares.

                     BANKILLINOIS FINANCIAL SPECIAL MEETING

DATE, PLACE, TIME AND PURPOSE

         The special meeting of BankIllinois Financial's stockholders will be held at The Forum at Carle, located at 611 West Park Street, Urbana, Illinois, at 10:00 a.m., local time, on March 21, 2000. At the special meeting, holders of BankIllinois Financial common stock will be asked to vote upon a proposal to adopt the merger agreement.

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE AND REVOCABILITY OF PROXIES

         The BankIllinois Financial board fixed the close of business on February 1, 2000, as the record date for determining those BankIllinois Financial stockholders who are entitled to notice of and to vote at the special meeting. Only holders of BankIllinois Financial common stock of record on the books of BankIllinois Financial at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were 5,550,724 shares of BankIllinois Financial common stock issued and outstanding held by approximately 400 holders of record.

         At the special meeting, BankIllinois Financial stockholders will have one vote for each share of BankIllinois Financial common stock owned on the record date. The holders of a majority of the outstanding shares of BankIllinois Financial common stock entitled to vote at the special meeting must be present in order for a quorum to exist at the special meeting.

         To determine if a quorum is present, BankIllinois Financial intends to count the following:

         - shares of BankIllinois Financial common stock present at the special meeting either in person or by proxy;

         - shares of BankIllinois Financial common stock present in person at the special meeting but not voting; and

         - shares of BankIllinois Financial common stock for which it has received proxies, but with respect to which holders of shares have abstained on any matter.

Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of BankIllinois Financial common stock.

         Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or "broker non-vote" will have the same effect as a vote against the adoption of the merger agreement.

         Properly executed proxies that BankIllinois Financial receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted FOR the proposal to adopt the merger agreement, and the proxy holder may vote the proxy in its discretion as to any other matter which may come properly before the special meeting. If necessary, the proxy holders may vote in favor of a proposal to adjourn the special meeting in order to permit further solicitation of proxies if there are not sufficient votes to approve the proposal at the time of the special meeting. However, no proxy holder will vote any proxies voted against adoption of the merger agreement in favor of a proposal to adjourn the special meeting.

         A BankIllinois Financial stockholder who has given a proxy solicited by the BankIllinois Financial board may revoke it at any time prior to its exercise at the special meeting by (1) giving written notice of revocation to the Secretary of BankIllinois Financial, (2) properly submitting to BankIllinois Financial a duly executed proxy bearing a later date or (3) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be sent to: BankIllinois Financial Corporation, 100 West University Avenue, Champaign, Illinois 61820, Attention: Teresa M. Marsh, Secretary.

         On the record date, BankIllinois Financial's directors and executive officers, including their immediate family members and affiliated entities, owned 3,191,672 shares or approximately 57.5% of the outstanding shares of BankIllinois Financial common stock, including shares subject to options to purchase BankIllinois Financial common stock. On the record date, First Decatur's directors and executive officers owned no shares of BankIllinois Financial common stock.

         On the record date, First Decatur held no shares of BankIllinois Financial common stock in a fiduciary capacity for others, or as a result of debts previously contracted, and BankIllinois Financial held 2,179,847 shares or approximately 39.3% of the outstanding shares of BankIllinois Financial common stock in a fiduciary capacity for others.

         Additional information with respect to beneficial ownership of BankIllinois Financial common stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of BankIllinois Financial common stock by directors and executive officers of BankIllinois Financial is incorporated by reference to BankIllinois Financial's Annual Report on Form 10-K for the year ended December 31, 1998. See "Where You Can Find More Information."

SOLICITATION OF PROXIES

         Directors, officers and employees of BankIllinois Financial may solicit proxies by mail, in person or by telephone or telegraph. They will receive no additional compensation for such services. BankIllinois Financial may make arrangements with brokerage firms and other custodians, nominees and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of BankIllinois Financial common stock held of record by such persons. BankIllinois Financial will reimburse any such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them for such services. BankIllinois Financial and First Decatur will share all expenses related to the printing and mailing of this joint proxy statement-prospectus, as provided in the merger agreement. See "Description of Transaction -- Expenses and Termination Fees."

RECOMMENDATION OF BANKILLINOIS FINANCIAL BOARD

         THE BANKILLINOIS FINANCIAL BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND MERGER IS IN THE BEST INTERESTS OF BANKILLINOIS FINANCIAL AND ITS STOCKHOLDERS. THE BANKILLINOIS FINANCIAL BOARD RECOMMENDS THAT THE BANKILLINOIS FINANCIAL STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT. SEE "DESCRIPTION OF TRANSACTION -- RECOMMENDATION OF THE BANKILLINOIS FINANCIAL BOARD AND BANKILLINOIS FINANCIAL'S REASONS FOR THE MERGER."

                          FIRST DECATUR SPECIAL MEETING

DATE, PLACE, TIME AND PURPOSE

         The special meeting of First Decatur's stockholders will be held at The First National Bank of Decatur, located at 130 North Water Street, Decatur, Illinois, at 3:00 p.m., local time, on March 21, 2000. At the special meeting, holders of First Decatur common stock will be asked to vote upon a proposal to adopt the merger agreement.

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE AND REVOCABILITY OF PROXIES

         The First Decatur board fixed the close of business on February 1, 2000, as the record date for determining those First Decatur stockholders who are entitled to notice of and to vote at the special meeting. Only holders of First Decatur common stock of record on the books of First Decatur at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were 2,909,397 shares of First Decatur common stock issued and outstanding held by approximately 373 holders of record.

         At the special meeting, First Decatur stockholders will have one vote for each share of First Decatur common stock owned on the record date. The holders of a majority of the outstanding shares of First Decatur common stock entitled to vote at the special meeting must be present in order for a quorum to exist at the special meeting.

         To determine if a quorum is present, First Decatur intends to count the following:

         - shares of First Decatur common stock present at the special meeting either in person or by proxy;

         - shares of First Decatur common stock present in person at the special meeting but not voting; and

         - shares of First Decatur common stock for which it has received proxies, but with respect to which holders of shares have abstained on any matter.

Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of First Decatur common stock.

         Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or "broker non-vote" will have the same effect as a vote against the adoption of the merger agreement.

         Properly executed proxies that First Decatur receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted FOR the proposal to adopt the merger agreement, and the proxy holder may vote the proxy in its discretion as to any other matter which may come properly before the special meeting. If necessary, the proxy holders may vote in favor of a proposal to adjourn the special meeting in order to permit further solicitation of proxies if there are not sufficient votes to approve the proposal at the time of the special meeting. However, no proxy holder will vote any proxies voted against adoption of the merger agreement in favor of a proposal to adjourn the special meeting.

         A First Decatur stockholder who has given a proxy solicited by the First Decatur board may revoke it at any time prior to its exercise at the special meeting by (1) giving written notice of revocation to the Secretary of First Decatur, (2) properly submitting to First Decatur a duly executed proxy bearing a later date or (3) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be sent to: First Decatur Bancshares, Inc., 130 North Water Street, Decatur, Illinois 62523, Attention: Pete P. Grosso, Secretary.

         On the record date, First Decatur's directors and executive officers, including their immediate family members and affiliated entities, owned 443,806 shares or approximately 15.3% of the outstanding shares of First Decatur common stock, including shares subject to options to purchase First Decatur common stock. On the record date, BankIllinois Financial owned 1,540 shares of First Decatur common stock or less than 1.0% of the outstanding shares of First Decatur common stock.


         On the record date, BankIllinois Financial held no shares of First Decatur common stock in a fiduciary capacity for others or as a result of debts previously contracted, and First Decatur held 477,006 shares or approximately 16.4% of the outstanding shares of First Decatur common stock in a fiduciary capacity for others. On the record date, First Decatur's Employee Stock Ownership Plan held 120,578 shares of First Decatur common stock or approximately 4.0% of the outstanding shares of First Decatur common stock.

         Additional information with respect to beneficial ownership of First Decatur common stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of First Decatur common stock by directors and executive officers of First Decatur is incorporated by reference to First Decatur's Annual Report on Form 10-K for the year ended December 31, 1998. See "Where You Can Find More Information."

SOLICITATION OF PROXIES

          Directors, officers and employees of First Decatur may solicit proxies by mail, in person or by telephone or telegraph. They will receive no additional compensation for such services. First Decatur may make arrangements with brokerage firms and other custodians, nominees and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of First Decatur common stock held of record by such persons. First Decatur will reimburse any such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them for such services. BankIllinois Financial and First Decatur will share all expenses associated with the printing and mailing of this joint proxy statement-prospectus, as provided in the merger agreement. See "Description of Transaction -- Expenses and Termination Fees."

RECOMMENDATION OF FIRST DECATUR BOARD

         THE FIRST DECATUR BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND MERGER IS IN THE BEST INTERESTS OF FIRST DECATUR AND ITS STOCKHOLDERS. THE FIRST DECATUR BOARD RECOMMENDS THAT THE FIRST DECATUR STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT. SEE "DESCRIPTION OF TRANSACTION -- RECOMMENDATION OF THE FIRST DECATUR BOARD AND FIRST DECATUR'S REASONS FOR THE MERGER."

                           DESCRIPTION OF TRANSACTION

         The following information describes material aspects of the merger. This description does not provide a complete description of all the terms and conditions of the merger agreement. It is qualified in its entirety by the Appendices to this document, including the text of the merger agreement, which is attached as Appendix A to this joint proxy statement-prospectus. The merger agreement is incorporated herein by reference. You are urged to read the Appendices in their entirety.

GENERAL

         The merger agreement provides for the combination of BankIllinois Financial and First Decatur pursuant to the merger of BankIllinois Financial and First Decatur with and into Main Street. Main Street is a new Illinois company that was formed by BankIllinois Financial and First Decatur solely for the purposes of this transaction. At the time the merger becomes effective, each share of BankIllinois Financial common stock then issued and outstanding will be converted into and exchanged for the right to receive one share of Main Street common stock (the "BankIllinois Financial exchange ratio"), and each share of First Decatur common stock then issued and outstanding will be converted into and exchanged for the right to receive
1.638 shares of Main Street common stock (the "First Decatur exchange ratio").

         No fractional shares of Main Street common stock will be issued. Rather, Main Street will pay cash (without interest) in an amount equal to the average of the closing sale prices of Main Street common stock for the three trading days immediately following the completion of the merger.


         On the record date, BankIllinois Financial had 5,550,724 shares of common stock issued and outstanding and First Decatur had 2,909,397 shares of common stock issued and outstanding. Based on the BankIllinois Financial and the First Decatur exchange ratios contained in the merger agreement, upon completion of the merger, Main Street will issue approximately 5,550,724 shares of its common stock to former BankIllinois Financial stockholders and 4,765,592 shares of its common stock for former First Decatur stockholders. Based on these numbers, after the merger, former BankIllinois Financial stockholders would own approximately 53.8%, and former First Decatur stockholders would own approximately 46.2%, of the outstanding shares of Main Street common stock.


EFFECT OF THE MERGER ON OPTIONS

         Pursuant to the merger agreement, any options to purchase shares of BankIllinois Financial common stock and First Decatur common stock that are outstanding immediately prior to the completion of the merger will be converted into options to purchase shares of Main Street common stock. The number of shares of BankIllinois Financial common stock and First Decatur common stock covered by outstanding options will be converted into the number of shares of Main Street common stock that are covered by Main Street options on the same basis that the BankIllinois Financial common stock and the First Decatur common stock are converted into shares of Main Street common stock. See "Description of Transaction -- General." The exercise price of the outstanding options will also be adjusted pursuant to those conversion formulas.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         We have not requested nor do we intend to request a ruling from the Internal Revenue Service ("IRS") as to the federal income tax consequences of the merger. Instead, we have obtained the opinion of RSM McGladrey, Inc. as to the expected material federal income tax consequences of the merger, which is attached as an exhibit to the registration statement.


         The tax opinion does not address, among other matters:

         - state, local, foreign or other federal tax consequences of the merger not specifically addressed in the opinion;

     - federal income tax consequences to BankIllinois Financial or First Decatur stockholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities and other persons who do not own such stock as a capital asset;

     - federal income tax consequences affecting shares of BankIllinois Financial common stock or First Decatur common stock acquired upon the exercise of stock options, stock purchase plan rights or otherwise as compensation;

     - the tax consequences to holders of warrants, options or other rights to acquire shares of such stock;

     - the tax consequences of BankIllinois Financial and First Decatur of any income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

         Subject to the conditions, qualifications, representations and assumptions contained in this document and in the tax opinion, RSM McGladrey, Inc.'s opinion provides the following conclusions:

     - The acquisition by Main Street of substantially all of the assets of BankIllinois Financial and of First Decatur in exchange for shares of Main Street common stock and the assumption of liabilities of BankIllinois Financial and of First Decatur pursuant to the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     - First Decatur, BankIllinois Financial and Main Street will each be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

     - No gain or loss will be recognized by either BankIllinois Financial or First Decatur as a result of the merger.

     - No gain or loss will be recognized by Main Street as a result of the merger.

     - No gain or loss will be recognized by the stockholders of BankIllinois Financial or First Decatur as a result of the exchange of BankIllinois Financial common stock and First Decatur common stock for Main Street common stock pursuant to the merger, except that a gain or loss will be recognized by First Decatur stockholders on the receipt of any cash in lieu of a fractional share. Assuming that the First Decatur common stock is a capital asset in the hands of the respective First Decatur stockholders, any gain or loss recognized as a result of the receipt of cash in lieu of a fractional share will be a capital gain or loss equal to the difference between the cash received and that portion of the holder's tax basis in the First Decatur common stock allocable to the fractional share.

     - The tax basis of Main Street common stock to be received by the stockholders of BankIllinois Financial and First Decatur will be the same as the tax basis of the BankIllinois Financial or First Decatur common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

     - The holding period of the Main Street common stock to be received by stockholders of BankIllinois Financial or First Decatur will include the holding period of the BankIllinois Financial common stock or First Decatur common stock surrendered in exchange for the Main Street common stock therefor, provided the BankIllinois Financial shares or First Decatur shares were held as a capital asset by the stockholders of BankIllinois Financial or First Decatur, respectively, on the date of the exchange.

     - A stockholder of BankIllinois or First Decatur who dissents from the merger and receives solely cash in exchange for his or her common stock of BankIllinois or First Decatur will be treated as having received such cash as a distribution in redemption of his or her stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

         The tax opinion is based on the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code by the IRS, judicial decisions and administrative pronouncements of the IRS, all existing and in effect on the date of this joint proxy statement-prospectus and all of which are subject to change at any time, possibly retroactively. Any such change could have a material impact on the conclusions reached in the opinion. The tax opinion represents only the tax advisor's best judgment as to the expected federal income tax consequences of the merger and is not binding on the IRS or the courts. The IRS may challenge the conclusions stated in the tax opinion or positions taken by stockholders on their income tax returns. Stockholders of BankIllinois Financial or First Decatur may incur the cost and expense of defending positions taken by them with respect to the merger. A successful challenge by the IRS could have material adverse consequences to the parties to the merger, including stockholders of First Decatur and BankIllinois Financial.

         In rendering the tax opinion, RSM McGladrey, Inc. has relied, as to factual matters, solely on the continuing accuracy of the following:


     - the description of the facts relating to the merger contained in the merger agreement and this joint proxy statement-prospectus,


     - the factual representations and warranties contained in the merger agreement and this joint proxy statement-prospectus and related documents and agreements,


     - certain factual matters addressed by representations made by certain executive officers of First Decatur, BankIllinois Financial and Main Street, as further described in the tax opinion, and

     -   representations of legal counsel Barack Ferrazzano Kirschbaum Perlman
         & Nagelberg as to the characterization of the proposed transaction as a merger or consolidation under applicable state law.

Events occurring after the date of the tax opinion could alter the facts upon which the opinion is based. In such case, the conclusions reached in the tax opinion and in this summary could be materially impacted.

         ACCORDINGLY, FOR ALL OF THE ABOVE REASONS, STOCKHOLDERS OF BANKILLINOIS FINANCIAL AND FIRST DECATUR ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

         Our obligation to complete the merger is conditioned on, among other things, receipt by us of an updated opinion of RSM McGladrey, Inc. substantially to the foregoing effect. The conditions relating to the receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions relating to the receipt of an updated tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income tax consequences of the merger were substantially different from those described in this joint proxy statement-prospectus, we would each resolicit the approval of our respective stockholders prior to completing the merger.

BACKGROUND OF THE MERGER

         Each of our boards of directors has regularly reviewed its respective business strategies in light of general conditions in the banking industry, local competitive and economic conditions, the results of operations and future prospects, legislative changes and other developments affecting the banking industry generally and each of our respective companies specifically.

         The BankIllinois Financial board of directors has also considered from time to time the possible benefits of strategic business combinations with other financial institutions, including other large bank holding companies, as part of its evaluation of available methods to increase stockholder value and strengthen its franchise. To this end, the senior management of BankIllinois Financial has from time to time had informal discussions with the senior management of other financial institutions regarding potential business combination transactions.

         In March of 1998, First Decatur's board of directors determined to undertake a detailed review of its financial and strategic alternatives and asked ABN AMRO to make a presentation to its board on these matters.

         On April 27, 1998, ABN AMRO presented an analysis to First Decatur's board of directors encompassing, among other things:

     - a business review of First Decatur including its financial condition and performance, market position and local market conditions, lines of business and stock price performance;

     - a review of market conditions and trends in the overall securities markets and bank-stock and bank merger-and-acquisition markets in particular;

     - a review and analysis of the potential effects on First Decatur of various financial alternatives for enhancing stockholder value, including stock repurchases, increased cash dividends and an initial public stock offering;

     - a review of First Decatur's prospects for, and an analysis of the potential effects on First Decatur of, growth through acquisitions of other financial institutions;

     - a review of First Decatur's prospects for, and an analysis of the potential effects on First Decatur of, a merger-of-equals transaction; and

     - an indication as to the reasonable range of value that could be expected in the event First Decatur were acquired and an analysis of potential acquirors.

After consideration of the various financial and strategic alternatives presented by ABN AMRO, the First Decatur board decided to explore further the possibility of a strategic business combination.

         On June 18, 1998, First Decatur engaged ABN AMRO to provide financial advisory and investment banking services with respect to a possible strategic business combination. The First Decatur board authorized ABN AMRO to contact and engage in discussions with three potential strategic-alliance partners concerning a possible transaction and to prepare and provide an information statement regarding First Decatur to these three parties.

         Later in June 1998, ABN AMRO contacted the three organizations authorized by the First Decatur board. On July 9, 1998, ABN AMRO forwarded the information statement describing First Decatur to these three parties. In early August 1998, ABN AMRO, on First Decatur's behalf, received written strategic-alliance transaction proposals from two of the potential parties contacted. The third potential partner elected not to submit an indication of interest.

         On September 2, 1998, ABN AMRO made a presentation to the First Decatur board outlining the strategic-alliance search process to date as well as then-current market conditions. ABN AMRO analyzed and compared the two written proposals received and provided detailed information on the two companies making them, noting that the level of the stock market, and bank stocks in particular, had declined markedly during the prior two months. ABN AMRO also provided a pro forma analysis of a hypothetical merger-of-equals transaction with BankIllinois Financial. Following review and discussion, the First Decatur board decided not to pursue either of the written strategic-alliance transaction proposals.

         Over a period of several years, our respective managements had informally discussed the possibility of a merger-of-equals of our two companies and we renewed those discussions in the fall of 1998. At that time, BankIllinois Financial requested KBW to assist it in arriving at an appropriate exchange ratio for such a transaction. A proposed exchange ratio was ultimately developed and was shared with First Decatur in January, 1999. This was followed by informal discussions that dealt with the proposed exchange ratio and other key issues such as transaction structure, management, execution risk, systems compatibility and other potential integration and transition issues. These discussions also included the consideration of the possible advantages of such a combination, including the fact that our respective franchises had little overlap and presented the opportunity to extend our combined market share over a larger portion of Central Illinois. These discussions continued through April, 1999, and throughout this time period, our boards of directors were kept advised of the progress made and the issues under discussion.

         Using analyses prepared with KBW's assistance and after receiving significant input from its board of directors, BankIllinois Financial made a comprehensive merger of equals proposal to First Decatur in April of 1999 that included a revised exchange ratio and an indication that BankIllinois Financial was unwilling to engage in further negotiations with respect to the exchange ratio. As these informal discussions continued, the two parties that had provided written proposals to First Decatur in August 1998, continued to express through ABN AMRO interest in a potential transaction with First Decatur. Neither party, however, expressed an interest at a nominal value higher than the merger-of-equals proposal from BankIllinois Financial.

         On June 8, 1999, the First Decatur board of directors held a meeting, which included the participation of ABN AMRO representatives. At this meeting the First Decatur board reviewed the strategic-alliance search process to date; a summary of BankIllinois Financial's merger-of-equals transaction proposal; and financial analyses of First Decatur, BankIllinois Financial and the proposed transaction. At the conclusion of this meeting, the First Decatur board authorized its management and ABN AMRO to negotiate toward a definitive merger agreement with BankIllinois Financial.

         After this series of board meetings, First Decatur management, assisted by ABN AMRO and Howard & Howard Attorneys, P.C., counsel to First Decatur, and BankIllinois Financial management, assisted by KBW and Barack Ferrazzano Kirschbaum Perlman & Nagelberg, counsel to BankIllinois Financial, negotiated the terms of the merger agreement.

         On July 27, 1999, the First Decatur board of directors held a special meeting at which attorneys from Howard & Howard reviewed a draft of the proposed merger agreement. The First Decatur board held a second meeting on August 10, 1999, to evaluate the proposed merger and included the participation of ABN AMRO and Howard & Howard. The meeting included a detailed discussion of the proposed transaction, a draft of the merger agreement, and updated explanatory materials similar to those previously reviewed by the First Decatur board at the June 8, 1999, meeting. ABN AMRO reviewed the process leading to the proposed transaction, provided a financial analysis of the proposed transaction and orally expressed an opinion that the First Decatur exchange ratio was fair to First Decatur's stockholders from a financial point of view. ABN AMRO confirmed this oral opinion in writing by letter dated August 12, 1999. At the conclusion of this portion of the meeting, the First Decatur board determined that the proposed merger-of-equals transaction with BankIllinois Financial was in the best interests of its stockholders and unanimously approved the merger agreement and related transactions.

         On July 20, 1999, the BankIllinois Financial board held a meeting at which senior management of BankIllinois Financial reviewed its discussions and negotiations with First Decatur as well as the business, strategic and financial issues regarding a business combination, and the analyses that had been performed with the assistance of KBW to arrive at a proposed exchange ratio. In addition, the similarities between the proposed transaction with First Decatur and the 1995 merger of equals between BankIllinois Financial and Central Illinois Financial Corporation, of Champaign, Illinois, were reviewed. In preparation for this meeting, senior management of BankIllinois Financial had discussed with Barack Ferrazzano the terms of the draft merger agreement, the legal standards applicable to a decision by the BankIllinois Financial board to approve the merger agreement and the related transactions, and the likelihood that the transactions would receive the requisite regulatory approvals in a timely manner.

         At this meeting, senior executive officers of BankIllinois Financial presented to the board the financial information and analyses prepared by KBW and these officers with respect to First Decatur and the merger. They also presented to the board the substance of their discussions with BankIllinois Financial's counsel and answered several questions from directors regarding First Decatur and the proposed combination. The BankIllinois Financial board also reviewed the terms of the draft merger agreement. After further questions by, and discussions among, the members of the BankIllinois Financial board, and consideration of the factors described under "-- Recommendation of the BankIllinois Financial Board and BankIllinois Financial's Reasons for the Merger," the BankIllinois Financial board voted unanimously to approve the merger agreement and the related transactions, subject to the receipt of a fairness opinion from KBW.

         The merger agreement was signed by both of after the closing of the stock markets on August 12, 1999, and was publicly announced on August 13, 1999.

RECOMMENDATION OF THE BANKILLINOIS FINANCIAL BOARD AND BANKILLINOIS FINANCIAL'S REASONS FOR THE MERGER

         THE BANKILLINOIS FINANCIAL BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, BANKILLINOIS FINANCIAL AND THE BANKILLINOIS FINANCIAL STOCKHOLDERS. ACCORDINGLY, THE BANKILLINOIS FINANCIAL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE BANKILLINOIS FINANCIAL STOCKHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

         The BankIllinois Financial board believes that the consummation of the merger presents a unique opportunity to combine two of Central Illinois' strongest franchises to create a premier banking and financial services company with the capability to offer a full range of financial products and services in many of Central Illinois' most attractive markets through an extensive distribution network.

         In reaching its decision to approve the merger agreement, the BankIllinois Financial board consulted with BankIllinois Financial's management, as well as with its financial and legal advisors, and considered a variety of factors, including the following:

     - information concerning the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of BankIllinois Financial and First Decatur, both individually and as combined; in particular, the BankIllinois Financial board focused on the strategic fit of the business lines and the operating philosophies of the two institutions;

     - the consistency of the merger with BankIllinois Financial's long-term business strategy;

     - the advantages of a combination with an institution, such as First Decatur, that already has a significant market share in the Central Illinois market and the opportunities for increased efficiencies and significant cost savings from a combination with BankIllinois Financial's current market, resulting in increased profitability of the combined entity over time as opposed to a possible combination with an institution without a similar market presence;

     - the current and prospective economic and competitive environments facing BankIllinois Financial and other financial institutions characterized by intensifying competition from both banks and nonbank financial services organizations, the increasing necessity for strong fee-based income producing components within a bank holding company and the growing costs associated with regulatory compliance in the banking industry;

     - the high costs of technology and new facilities required in order to grow deposits in light of the fact that deposit growth for BankIllinois Financial and the banking industry in general has been difficult and such funding limitations would hamper BankIllinois Financial's long-term asset growth;

     - the belief that, following the merger, the combined company would be well positioned to continue to grow through possible future acquisitions or expansions while at the same time increasing its attractiveness as a possible acquisition candidate;

     - the belief that the merger would result in stockholders of BankIllinois Financial receiving stock in a high quality combined company that should benefit stockholders through enhanced operating efficiencies and better penetration of commercial and consumer banking markets in Central Illinois;

     - the business, operations, financial condition, earnings and prospects of First Decatur;

     - the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining BankIllinois Financial and First Decatur;

     - the complementary nature of the businesses of BankIllinois Financial and First Decatur and the anticipated improved stability of the combined company's business and earnings in varying economic and market climates relative to BankIllinois Financial on a stand-alone basis made possible by the merger, as a result of greater geographic, asset and line-of-business diversification;

     - the belief of BankIllinois Financial's senior management and the BankIllinois Financial board that BankIllinois Financial and First Decatur share a common vision with respect to delivering financial performance and stockholder value and that their managements and employees possess complementary skills and expertise;

     - the BankIllinois Financial board's belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame;

     - the opinion of KBW that, as of August 12, 1999, the BankIllinois Financial exchange ratio was fair from a financial point of view to BankIllinois Financial stockholders (see "-- Opinion of BankIllinois Financial's Financial Advisor"); and

     - the likelihood that the merger will be approved by the appropriate regulatory authorities (see "-- Regulatory Approvals").

         The foregoing discussion of the information and factors considered by the BankIllinois Financial board is not intended to be exhaustive, but includes all material factors considered by the BankIllinois Financial board. In reaching its determination to approve and recommend the merger, the BankIllinois Financial board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The BankIllinois Financial board is unanimous in its recommendation that BankIllinois Financial stockholders vote for approval and adoption of the merger agreement.

RECOMMENDATION OF THE FIRST DECATUR BOARD AND FIRST DECATUR'S REASONS FOR THE MERGER

         THE FIRST DECATUR BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, FIRST DECATUR AND THE FIRST DECATUR STOCKHOLDERS. ACCORDINGLY, THE FIRST DECATUR BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE FIRST DECATUR STOCKHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

         The First Decatur board believes that the consummation of the merger presents a unique opportunity to combine two of Central Illinois' strongest franchises to create a premier banking and financial services company with the capability to offer a full range of financial products and services in many of Central Illinois' most attractive markets through an extensive distribution network.

         In reaching its decision to approve the merger agreement, the First Decatur board consulted with First Decatur's management, as well as with its financial and legal advisors, and considered a variety of factors, including the following:

     - information concerning the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of First Decatur and BankIllinois Financial, both individually and as combined; in particular, the First Decatur board focused on the strategic fit of the business lines and the operating philosophies of the two institutions;

     - the consistency of the merger with First Decatur's long-term business strategy;

     - the advantages of a combination with an institution, such as BankIllinois Financial, that already has a significant market share in the Central Illinois market and the opportunities for increased efficiencies and significant cost savings from a combination with First Decatur's current market, resulting in increased profitability of the combined entity over time as opposed to a possible combination with an institution without a similar market presence;

     - the current and prospective economic and competitive environments facing First Decatur and other financial institutions characterized by intensifying competition from both banks and nonbank financial services organizations, the increasing necessity for strong fee-based income producing components within a bank holding company and the growing costs associated with regulatory compliance in the banking industry;

     - the high costs of technology and new facilities required in order to grow deposits in light of the fact that deposit growth for First Decatur and the banking industry in general has been difficult and such funding limitations would hamper First Decatur's long-term asset growth;

     - the belief that, following the merger, the combined company would be well positioned to continue to grow through possible future acquisitions or expansions while at the same time increasing its attractiveness as a possible acquisition candidate;

     - the belief that the merger would result in stockholders of First Decatur receiving stock in a high quality combined company that should benefit stockholders through enhanced operating efficiencies and better penetration of commercial and consumer banking markets in Central Illinois;

     - the business, operations, financial condition, earnings and prospects of BankIllinois Financial;

     - the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining First Decatur and BankIllinois Financial;

     - the complementary nature of the businesses of First Decatur and BankIllinois Financial and the anticipated improved stability of the combined company's business and earnings in varying economic and market climates relative to First Decatur on a stand-alone basis made possible by the merger, as a result of greater geographic, asset and line-of-business diversification;

     - the belief of First Decatur's senior management and the First Decatur board that First Decatur and BankIllinois Financial share a common vision with respect to delivering financial performance and stockholder value and that their managements and employees possess complementary skills and expertise;

     - the First Decatur board's belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable timeframe;

     -   the opinion of ABN AMRO that, as of August 12, 1999, the First
         Decatur exchange ratio was fair from a financial point of view to First Decatur stockholders (see "-- Opinion of First Decatur's Financial Advisor"); and

     - the likelihood that the merger will be approved by the appropriate regulatory authorities (see "-- Regulatory Approvals").

         The foregoing discussion of the information and factors considered by the First Decatur board is not intended to be exhaustive, but includes all material factors considered by the First Decatur board. In reaching its determination to approve and recommend the merger, the First Decatur board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The First Decatur board is unanimous in its recommendation that First Decatur stockholders vote for approval and adoption of the merger agreement.

OPINION OF BANKILLINOIS FINANCIAL'S FINANCIAL ADVISOR

         KBW'S OPINION IS DIRECTED TO BANKILLINOIS FINANCIAL'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE EXCHANGE RATIOS. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER OR ANY OTHER MATTER RELATED THERETO.

         KBW has informed BankIllinois Financial that in arriving at its opinion, KBW has, among other things:


     - reviewed BankIllinois Financial's Annual Reports on Form 10-K and related audited financial information for the three fiscal years ended December 31, 1998 and BankIllinois Financial's quarterly reports on Form 10-Q and related unaudited financial information for the period ended September 30, 1999;


     - reviewed First Decatur's Annual Reports on Form 10-K and related audited financial information for the three fiscal years ended December 31, 1998 and First Decatur's quarterly report on Form 10-Q and related unaudited financial information for the period ended September 30, 1999;


     - reviewed certain limited financial information, including projections of future financial performance, relating to the respective businesses, earnings, assets and prospects of BankIllinois Financial and First Decatur furnished to KBW by senior management of BankIllinois Financial as well as projections of cost savings and related expenses which may result from the merger furnished to it by senior management of BankIllinois Financial;


     - conducted certain limited discussions with members of senior management of BankIllinois Financial and First Decatur concerning the respective businesses, financial condition, earnings, assets, liabilities, operations, regulatory condition, financial forecasts, contingencies, including the financial impact of possible liabilities involving First Decatur's subsidiary as described in First Decatur's latest quarterly report on Form 10-Q; and prospects of BankIllinois Financial and First Decatur and their respective views as to the future financial performance of BankIllinois Financial, First Decatur, and Main Street, as the case may be, following the merger;

   - reviewed the historical market prices for BankIllinois Financial common stock and First Decatur common stock and compared them with that of certain publicly traded companies which KBW deemed to be relevant;


   - compared the respective results of operations of BankIllinois Financial and First Decatur with those of certain companies which KBW deemed to be relevant;


   - reviewed the amount and timing of the projected savings following the merger as prepared by, and discussed with, senior management of BankIllinois Financial;


   -   considered, based upon information provided by BankIllinois
       Financial's and First Decatur's senior management, the pro forma impact of the merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of BankIllinois Financial and First Decatur;


   -   reviewed the merger; and

   - reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as KBW deemed necessary.


       In preparing its opinion, KBW, with BankIllinois Financial's consent, assumed and relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to it by BankIllinois Financial and First Decatur, including that contemplated in items above, and KBW has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of BankIllinois Financial, First Decatur or any of their subsidiaries, nor has it been furnished any such evaluation or appraisal. KBW is not an expert in the evaluation of allowances for loan losses, and, with BankIllinois Financial's consent, it has not made an independent evaluation of the adequacy of the allowance for loan losses of BankIllinois Financial or First Decatur, nor has it reviewed any individual credit files relating to BankIllinois Financial or First Decatur, and, with BankIllinois Financial's consent, it assumed that the respective aggregate allowances for loan losses for both BankIllinois Financial and First Decatur are adequate to cover such losses and will be adequate on a pro forma basis for Main Street. In addition, it has not conducted any physical inspection of the properties or facilities of BankIllinois Financial or First Decatur. KBW's opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger. KBW's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.


         KBW's opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the merger.

         In connection with rendering its opinion, KBW performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by KBW in this regard. The preparation of a fairness opinion involves various determinations and judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, KBW believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying KBW's opinion.


         In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of BankIllinois

Financial, First Decatur and KBW. The analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of KBW's analysis of the fairness of the exchange ratios to BankIllinois Financial and its stockholders, and were provided to BankIllinois Financial's Board of Directors in connection with the delivery of KBW's opinion. KBW did not draw any specific conclusions from, or with regard to, any one method of analysis. With respect to the comparison of selected companies analysis and the analysis of selected merger transactions summarized below, no company utilized as a comparison is identical to BankIllinois Financial or First Decatur. Accordingly, an analysis of comparable companies is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values, as the case may be, of the companies concerned. The analyses do not purport to be appraisals or to reflect the process at which BankIllinois Financial and First Decatur might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, KBW's opinion is just a part of many factors taken into consideration by BankIllinois Financial's Board of Directors.

         The projections of future financial performance furnished to KBW and used by it in certain of its analyses were prepared by the senior management of BankIllinois Financial. BankIllinois Financial does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger, and as a result, such projections were not prepared with a view towards public disclosure. These projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections.


         The following is a summary of analyses presented by KBW to BankIllinois Financial's Board of Directors on November 16, 1999 in connection with its opinion.


         COMPARABLE COMPANY ANALYSIS. KBW compared the financial performance and market performance of BankIllinois Financial and First Decatur based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including, but not limited to, price to book values, price to earnings and dividend yields to those of selected bank holding companies. For purposes of such analysis, the financial information used by KBW was as of and for the quarter ended September 30, 1999. Market price information was as of November 12, 1999. KBW selected publicly traded banking companies in the Midwestern United States with total assets ranging from $400 million to $700 million. The thirty-two companies in the BankIllinois Financial and First Decatur peer group were:


     -   Allegiant Bancorp, Inc., St. Louis, MO; (2)
     -   Baylake Corporation, Sturgeon Bay, WI; (3)
     -   BNCCORP, Inc., Bismarck, ND; (4)
     -   Cass Commercial Corporation, Bridgeton, MO; (5)
     -   Castle BancGroup, Incorporated, De Kalb, IL; (6)
     -   Cortland Bancorp, Cortland, OH; (7)
     -   CoVest Bancshares, Inc., Des Plaines, IL; (8)
     -   DCB Financial Corporation, Delaware, OH; (9)
     -   Empire Banc Corporation, Traverse City, MI; (10)
     -   Farmers & Merchants Bancorp, Incorporated,
         Archbold, OH; (11)
     -   First Citizens Banc Corp., Sandusky, OH; (12)
     -   First Mid-Illinois Bancshares, Incorporated,
         Mattoon, IL; (13)
     -   Lafayette Bancorporation, Lafayette, IN;
     -   LNB Bancorp, Incorporated, Lorain, OH;
     -   Northern States Financial Corporation,
         Waukegan, IL;
     -   Oak Hill Financial, Inc., Jackson, OH;
     -   Ohio Valley Banc Corp., Gallipolis, OH;
     -   Princeton National Bancorp, Inc., Princeton, IL;
     -   PrivateBancorp, Inc., Chicago, IL;
     -   Rurban Financial Corp., Defiance, OH;
     -   S.Y. Bancorp, Inc., Louisville, KY;
     -   Southside Bancshares Corp., St. Louis, MO;
     -   Success Bancshares, Inc., Lincolnshire, IL;
     -   Team Financial, Inc., Paola, KS;
     -   Tri City Bankshares Corporation, Oak Creek, WI;

     -   Firstbank Corporation, Alma, MI; (14)
     -   Franklin Bank, N.A., Southfield, MI; (15)
     -   Horizon Bancorp, Michigan City, IN; (16)
     -   InterCounty Bancshares, Inc., Wilmington, OH; (17)
     -   UnionBancorp, Inc., Ottawa, IL;
     -   United Bancorp, Inc., Tecumseh, MI; and
     -   Wayne Bancorp, Inc., Wooster, OH.



         KBW's analysis showed the following concerning BankIllinois Financial's financial performance:



                                                      BANKILLINOIS
                                                      PERFORMANCE              AVERAGE        MEDIAN
                                                      ------------             -------        ------
Return on assets(1)                                       1.40%                  1.03%          1.04%
Return on equity(1)                                      12.23                  11.39          11.13
Net interest margin(1)                                    3.84                   4.33           4.14
Efficiency Ratio(1)                                      54.22                  64.68          63.93
Ratio of total equity to total assets                    11.66                   8.76           8.54
Ratio of tangible equity to tangible assets              11.66                   8.22           8.18
Ratio of non-performing assets to total
  loans plus other real estate owned                      0.10                   0.76           0.52
Ratio of loan loss reserve to total loans                 1.55                   1.29           1.26

         KBW's analysis further showed the following concerning BankIllinois Financial's market performance:

     - that BankIllinois Financial's price to earnings per share multiple based on 1999 projected earnings was 18.01 times, compared to an average of 12.50 and median of 12.28;

     - that its price to earnings per share multiple based on 2000 projected earnings was 16.68 times, compared to an average of 10.69 and median of 10.30;

     - that its price to book value per share was 2.03 times, compared to an average of 1.71 and median of 1.59; and

     - that its dividend yield was 1.40% compared to an average of 2.22% and median of 2.26%.

         KBW's analysis showed the following concerning First Decatur's financial performance:


-------------------

(1) On an annualized basis.

                                                     FIRST DECATUR
                                                      PERFORMANCE            AVERAGE                  MEDIAN
                                                     -------------           -------                 --------
Return on assets(1)                                       1.42%                 1.03%                  1.04%
Return on equity(1)                                      11.72                 11.39                  11.13
Net interest margin(1)                                    3.82                  4.33                   4.14
Efficiency Ratio(1)                                      67.28                 64.68                  63.93
Ratio of total equity to total assets                    11.58                  8.76                   8.54
Ratio of tangible equity to tangible assets              11.27                  8.22                   8.18
Ratio of non-performing assets to total
  loans plus other real estate owned                      0.14                  0.76                   0.52
Ratio of loan loss reserve to total loans                 1.49                  1.29                   1.26

         KBW's analysis further showed the following concerning First Decatur's market performance:

     - that First Decatur's price to earnings per share multiple based on 1999 projected earnings was 14.46 times, compared to an average of
         12.50 and median of 12.28;

     - that its price to earnings per share multiple based on 2000 projected earnings was 13.58 times, compared to an average of 10.69 and median of 10.30;

     - that its price to book value per share was 1.64 times, compared to an average of 1.71 and median of 1.59; and

     - that its dividend yield was 1.61% compared to an average of 2.22% and median of 2.26%.

         HISTORICAL STOCK DATA ANALYSIS. KBW reviewed weekly stock price data for BankIllinois Financial common stock and First Decatur common stock compared to the Nasdaq Bank Index and Keefe Bank Index for the period from January 1997 through November 1999. This analysis showed that on a relative performance basis, BankIllinois Financial's and First Decatur's stock prices appreciated 74% and 59%, respectively, compared with an appreciation of 41% for the Nasdaq Bank Index and 58% for the Keefe Bank Index.


         RELATIVE CONTRIBUTION ANALYSIS. KBW analyzed the contribution of each of BankIllinois Financial and First Decatur to Main Street based on certain balance sheet and income statement data for BankIllinois Financial and First Decatur for the twelve month and quarter ended period dated September 30,1999 and based on the projections of future financial performance provided by senior management of BankIllinois Financial. The analysis showed that, among other things, BankIllinois Financial and First Decatur would contribute 52.8% and 47.2%, respectively, to the total assets of Main Street, 53.6% and 46.4% to total stockholders' equity (or 54.3% and 45.7% as adjusted for the effect of possible liabilities involving First Decatur's subsidiary as described in First Decatur's latest quarterly report on Form 10-Q) and 54.8% and 45.2% to net income available to common equity. The analysis further showed that, based on 1999 projected earnings, BankIllinois Financial and First Decatur would contribute 54.3% and 45.7%, respectively.


         Pursuant to the merger, each share of BankIllinois Financial's common stock can be exchanged for one share of Main Street common stock and each share of First Decatur's common stock can be exchanged for 1.638 shares of Main Street common stock, herein referred to as the exchange ratios. Under the exchange ratios, the holders of BankIllinois Financial common stock would own 55.8% of the common equity of Main Street on a fully diluted basis, and the holders of First Decatur common stock would own 44.2% of the common equity of Main Street on a fully diluted basis.

         COMPARABLE MERGER ANALYSIS. KBW analyzed a group of 13 selected banking merger transactions classified as mergers of equals in the United States from 1996 to 1999. The institutions participating in these mergers had pre-merger total assets ranging from $200 million to $1 billion. This analysis showed that, among other things, the average and median relative contributions of the larger institution and the smaller institution to the resulting combined entity were:


     -   51.8% to 48.2% and 51.4% to 48.6% for total assets, respectively;


     -   53.0% to 47.0% and 51.2% to 48.8% for total equity, respectively;


     - 57.8% to 42.2% and 61.6% to 38.4% for trailing twelve months net income, respectively; and

     - 54.1% to 45.9% and 53.7% to 46.3% for allocation of shares in the combined company, respectively.


         The comparable merger analysis also indicated, based on the announced transaction value, the following:


     - the average and median multiples of transaction value to respective last twelve months net income of the smaller institution to the resulting combined entity were 21.5 times and 18.8 times, respectively, as compared to an implied valuation of 17.5 times First Decatur's last twelve months net income;


     - the average and median multiples of transaction value to book value were 1.62 times and 1.73 times, respectively, for the group as compared to an implied valuation of 1.99 times First Decatur's book value; and

     - the average and median multiples of transaction value to tangible book value were 1.73 times and 1.81 times, respectively, for the group as compared to an implied valuation of 2.00 times First Decatur's tangible book value.

         The comparable merger group included the following transactions:

     -   Fidelity Financial of Ohio Inc. / Glenway Financial Corp;
     -   Cortland First Financial Corporation / Oneida  Valley Bancshares Inc.;
     - First Alliance Premier Bancshares, Inc. / Central & Southern Holding Company;
     -   FCB Financial Corp. / OSB Financial Corp.;
     -   Pinnacle Financial Services / Indiana Federal Corporation;


     -   Hudson Chartered Bancorp Inc. / Progressive Bank Inc.;
     -   Heritage Bancorp, Inc. / BCB Financial Services orporation;
     -   First Jermyn Corporation / Upper Valley Bancorp, Inc.;
     -   Indiana United Bancorp / PTC Bancorp;
     -   Hinsdale Financial Corporation / Liberty Bancorp, Inc.;
     -   Mid-Peninsula Bancorp / Cupertino National Bancorp;
     - Northern Illinois Financial Corporation / Premier Financial Services, Inc.; and
     -   CU Bancorp / Home Interstate Bancorp.


         PRO FORMA MERGER ANALYSIS. KBW performed pro forma merger analysis that analyzed the effect of the merger on the stand-alone projected income statement and balance sheet of BankIllinois Financial and First Decatur to estimate the financial consequences to BankIllinois Financial's stockholders. Assumptions regarding the accounting treatment, acquisition adjustments, cost savings, and revenue enhancements were used to calculate the financial impact that the merger could have on certain projected future financial results. This analysis was based on projections of BankIllinois Financial's and First Decatur's 2000 and 2001 earnings per share. The actual results achieved by Main Street following the merger may vary from the projected results, and the variations may be material. Projected after-tax reductions in the combined BankIllinois Financial and First Decatur non-interest expenses of $1,000,000 in 2000 and $1,500,000 in 2001 were assumed.


         The analysis showed, among other things, the following:

     - Main Street's projected earnings per share for 2000 and 2001 would increase 8.81% and 10.63% over BankIllinois Financial's stand-alone earnings per share for the same periods, respectively;


     - the merger would result in increases of 7.85% and 8.09% to BankIllinois Financial's stand-alone book value per share in 2000 and 2001, respectively;


     - the book value per share increases, as adjusted for the effect of possible liabilities involving First Decatur's subsidiary as described in First Decatur's latest quarterly report on Form 10-Q, would be 6.58% and 6.94%, respectively; and

     - BankIllinois Financial stockholders would experience an increase in dividends per share of 8.81% and 10.63% over stand-alone projections in 2000 and 2001, respectively.

         In addition, KBW analyzed the financial performance of BankIllinois Financial and First Decatur, annualized for the quarter ended September 30, 1999, compared to the projected financial performance of Main Street. This analysis ignored any of management's projected cost savings or synergies gained in the merger. The analysis showed the following:

     - Main Street's pro forma return on assets of 1.40%, compared to 1.46% and 1.34% for BankIllinois Financial and First Decatur, respectively;

     - pro forma return on equity of 12.25%, compared to 12.62% and 11.60% for BankIllinois Financial and First Decatur, respectively;

     - pro forma net interest margin of 3.87%, compared to 3.95% and 3.77% for BankIllinois Financial and First Decatur, respectively;

     - pro forma efficiency ratio of 61.92%, compared with 54.87% and 68.00% for BankIllinois Financial and First Decatur, respectively;

     - pro forma ratio of total equity to total assets of 11.49%, compared to 11.66% and 11.30% for BankIllinois Financial and First Decatur, respectively;

     - pro forma ratio of tangible equity to tangible assets of 11.48%, compared with 11.66% and 11.27% for BankIllinois Financial and First Decatur, respectively;

     - pro forma ratio of non-performing assets to total loans plus other real estate owned of 0.12%, compared to 0.10% and 0.14% for BankIllinois Financial and First Decatur, respectively; and

     - pro forma ratio of loan loss reserve to total loans of 1.49%, compared to 1.48% and 1.49% for BankIllinois Financial and First Decatur, respectively.

         DISCOUNTED FREE CAPITAL ANALYSIS. Using financial projections for BankIllinois Financial provided by management of BankIllinois Financial, KBW estimated the future amount of distributable free capital available to holders of BankIllinois Financial shares of common stock assuming the maintenance of a leverage ratio (as defined under regulatory guidelines) of 7.0% over a five year period. KBW then estimated the terminal value for BankIllinois Financial shares of common stock at the end of the period by applying terminal multiples ranging from 13 to 15 times BankIllinois Financial's projected 2004 adjusted earnings. The distributable free capital stream and terminal values were then discounted to a present value using discount rates (ranging from 12% to 14%) chosen to reflect different assumptions regarding the required rate of return to holders or prospective buyers of shares of BankIllinois Financial common stock. KBW calculated present values of distributable free capital for BankIllinois Financial ranging from $16.57 per share to $19.68 per share.

         Under similar assumptions, KBW estimated the present value of future cash flows that Main Street could generate through 2004, under various circumstances, including projected expense savings. KBW's discounted free capital analysis indicated a range of between $18.05 to $21.47 per share for Main Street shareholders.

         In connection with its opinion dated as of the date of this Proxy Statement / Prospectus, KBW performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith.

         KBW has been retained by BankIllinois Financial's board as an independent contractor to act as financial adviser to BankIllinois Financial with respect to the merger. KBW, as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, BankIllinois Financial and First Decatur and as a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of BankIllinois Financial and First Decatur for KBW's own account and for the accounts of its customers.

         BankIllinois Financial and KBW have entered into an agreement dated July 27, 1999 relating to the services provided by KBW in connection with the merger. BankIllinois Financial has agreed to pay KBW, for the services relating to the merger, a cash non-refundable financial advisory fee of $50,000, paid upon the execution of the engagement agreement. In addition, BankIllinois Financial agrees to pay KBW a one-time cash fee of $50,000 (the "opinion fee"), payable on delivery of the fairness opinion. Upon closing of the transaction, BankIllinois Financial will pay to KBW a cash fee ("contingent fee") equal to $400,000. The opinion fee shall, to the extent it is paid, be credited against the contingent fee. Pursuant to KBW's engagement agreement, BankIllinois Financial also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.


OPINION OF FIRST DECATUR'S FINANCIAL ADVISOR

         ABN AMRO has acted as financial advisor to First Decatur in connection with the merger. First Decatur selected ABN AMRO based on its experience, expertise and familiarity with First Decatur and its business. ABN AMRO is a nationally recognized investment-banking firm regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, as well as initial and secondary offerings of securities and valuations for other purposes.

         In connection with ABN AMRO's engagement, First Decatur asked ABN AMRO to evaluate the fairness of the First Decatur exchange ratio to First Decatur's stockholders from a financial point of view. At the August 10, 1999, meeting of the First Decatur board to evaluate the merger, ABN AMRO orally informed the First Decatur board that ABN AMRO was prepared to deliver a written opinion as to the fairness of the First Decatur exchange ratio upon execution of the merger agreement. On August 12, 1999, the date of the merger agreement, ABN AMRO rendered a written opinion to the First Decatur board that, as of August 12, 1999, and based upon and subject to various matters set forth in its opinion, the First Decatur exchange ratio was fair to First Decatur's stockholders from a financial point of view. ABN AMRO confirmed this opinion by delivery of an updated written opinion dated as of the date of this document (the "ABN AMRO Opinion"). In delivering the ABN AMRO Opinion, ABN AMRO updated selected analyses it performed in connection with its August 12, 1999 opinion, and reviewed the assumptions on which those analyses were based and the factors considered in connection with those analyses.

         First Decatur did not impose any limitations upon the scope of investigation or procedures followed by ABN AMRO in connection with its opinions, nor did First Decatur give ABN AMRO any specific instructions in connection with its opinions. The First Decatur exchange ratio was determined through arm's-length negotiations between First Decatur and BankIllinois Financial, although First Decatur was advised during merger negotiations by ABN AMRO.

         We have attached the full text of the ABN AMRO Opinion, which describes the assumptions made, matters considered and limitations on the review undertaken in connection with that opinion, as Appendix C to this document. We incorporate the ABN AMRO Opinion into this description by reference. You should read the entire ABN AMRO Opinion.

         The ABN AMRO Opinion is directed to the First Decatur board. It relates only to the fairness from a financial point of view of the First Decatur exchange ratio to the holders of First Decatur common stock. The ABN AMRO Opinion does not address First Decatur's underlying business decision to enter into the merger, nor does it constitute a recommendation to you as a First Decatur stockholder as to how you should vote at the special meeting. The summary of the ABN AMRO Opinion in this document is qualified in its entirety by reference to the full text of that opinion.

         In arriving at the ABN AMRO Opinion, ABN AMRO, among other things:

     - reviewed certain publicly available financial statements and other business information relating to First Decatur and BankIllinois Financial;

     - reviewed certain internal financial statements and other financial and operating data concerning First Decatur and BankIllinois Financial prepared by their respective managements;

     - analyzed certain financial projections prepared by the respective managements of First Decatur and BankIllinois Financial (Projections provided by BankIllinois assumed an annual earnings growth of approximately 14%. That growth rate assumption factored into several of the analyses performed. In addition, other growth rates and assumptions were used as part of the analytical process.);

     - discussed the past and current operations and financial condition and the prospects of First Decatur and BankIllinois Financial, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of First Decatur and BankIllinois Financial, respectively;

     - reviewed the reported prices and trading activity for First Decatur common stock and BankIllinois Financial common stock, respectively;

     - compared the financial and operating performance of First Decatur and BankIllinois Financial and the prices and trading activity of First Decatur common stock and BankIllinois Financial common stock with that of certain other publicly traded companies that ABN AMRO considered to be relevant;

     - compared the proposed financial terms of the merger with the financial terms, to the extent publicly available, of certain other transactions that ABN AMRO considered to be relevant;

     -   reviewed the pro forma impact of the merger on First Decatur;

     - reviewed and discussed with the senior managements of First Decatur and BankIllinois Financial the strategic rationale for, and the potential benefits of, the merger;

     - participated in discussions and negotiations among representatives of First Decatur and BankIllinois Financial and their respective financial and legal advisors;

     -   reviewed the draft merger agreement and certain related documents;
         and

     - performed such other analyses and examinations and considered such other matters as ABN AMRO deemed appropriate.

         In connection with its engagement, and at the request of the First Decatur board, ABN AMRO approached and held discussions with certain third parties to solicit indications of interest in a possible transaction with First Decatur.

         In rendering the ABN AMRO Opinion, ABN AMRO assumed and relied upon the accuracy and completeness of the financial and other information reviewed by it. ABN AMRO did not obtain, nor did it make or assume responsibility for undertaking, any independent verification of this information. ABN AMRO assumed that financial data were reasonably prepared on bases reflecting the best currently available estimates and judgment of First Decatur and BankIllinois Financial as to the future financial performance of each company. ABN AMRO also relied upon, without independent verification, the assessment by management of First Decatur and BankIllinois Financial of the strategic and other benefits expected to result from the merger. In addition, ABN AMRO assumed, with the consent of the First Decatur board, that the merger will be consummated in accordance with the terms set forth in the merger agreement, which was negotiated on the basis of a merger-of-equals, and it includes, among other things, that the merger will be accounted for as "pooling of interest" business combination in accordance with generally accepted accounting principles as applied in the United States and will be treated as a tax-free reorganization or exchange, each pursuant to the Internal Revenue Code of 1986, as amended.

         The following is a summary of the material financial analyses ABN AMRO employed and summarized for the First Decatur board of directors in connection with its August 10, 1999, review and written opinion addressed to the First Decatur board dated August 12, 1999. In these analyses, ABN AMRO compared the value obtained by multiplying the First Decatur exchange ratio (1.638) times the most-recent reported closing market price per share of BankIllinois Financial common stock ($23.75) to arrive at a proposed transaction value of $38.90 per First Decatur share. Based on the $38.90 transaction value per First Decatur share, ABN AMRO calculated the aggregate transaction value, including the conversion of stock options as contemplated in the merger agreement, as $108.4 million.

         (a) STOCK TRADING HISTORY. ABN AMRO compared the proposed transaction value to First Decatur's recent stock price and related 52-week trading range. This examination showed that the $38.90 proposed transaction value per First Decatur share was a 34.1% premium over First Decatur's most-recent closing market price per share of $29.00. ABN AMRO presented a graph of the daily closing market prices per share of First Decatur common stock over the prior year, indicating a range in price per share from a low of $25.00 to a high of $29.50. ABN AMRO noted that the proposed transaction value was 55.6% and 31.9%, respectively, above these 52-week high and low closing market prices. This graph also showed what the proposed transaction value per share would have been over the prior year by multiplying the daily closing market prices per share of BankIllinois Financial common stock by the First Decatur exchange ratio. ABN AMRO noted that the closing market price of BankIllinois Financial common stock ranged from a low of $21.50 per share to a high of $25.00 per share over the prior year, resulting in hypothetical transaction values in the range of $35.22 to $40.95 per First Decatur common share.

         (b) COMPARABLE MARKET-VALUE ANALYSIS. ABN AMRO compared selected pricing multiples and ratios implied by the proposed transaction value, First Decatur's most-recent closing market price and BankIllinois Financial's most-recent market price to corresponding current trading-market multiples and ratios of comparable companies ABN AMRO deemed relevant to both First Decatur and BankIllinois Financial.

         ABN AMRO selected publicly traded banking companies based in the Midwestern United States with total assets ranging from $300 million to $1.2 billion. The selected comparable companies included the following eleven organizations:

     -   ANB Corp., Muncie, IN; (2)
     -   Belmont Bancorp., Bridgeport, OH; (3)
     -   Community Financial Corp., Olney, IL; (4)
     -   Franklin Bank, NA, Southfield, MI; (5)
     -   German American Bancorp, Jasper, IN; (6)
     -   Gold Banc Corp., Leawood, KS;

     -   Oak Hill Financial, Inc., Jackson, OH;
     -   Princeton National Bancorp, Princeton, IL;
     -   State Financial Services Corp, Hales Corner, WI;
     -   S.Y. Bancorp, Louisville, KY; and
     -   UnionBancorp Inc., Ottawa, IL.


         ABN AMRO calculated the selected pricing multiples and ratios summarized below using market price data as of July 27, 1999, and financial data as of the then-most-recently available financial statement date, and for the twelve-month period then ended. This analysis indicated that the proposed transaction value was:

     - a 18.1x multiple of latest-twelve month earnings as compared to market multiples of 14.6x for First Decatur, 19.0x for BankIllinois Financial and 17.3x at the median for the comparable companies with a range of 11.7x to 20.6x;

     - a 16.8x multiple of latest-twelve months tangible core earnings as compared to market multiples of 14.1x for First Decatur, 19.0x for BankIllinois Financial and 13.6x at the median for the comparable companies with a range of 11.9x to 17.5x;

     - a 17.5x multiple of earnings estimated for the current fiscal year as compared to market multiples of 12.4x for First Decatur, 17.7x for BankIllinois Financial and 13.4x at the median for the comparable companies with a range of 11.1x to 16.9x;

     - a 203.0% ratio of book value as compared to market ratios of 148.9% for First Decatur, 214.5% for BankIllinois Financial and 150.2% at the median for the comparable companies with a range of 93.5% to 230.8%; and

     - a 204.0% ratio of tangible book value as compared to market ratios of 149.4% for First Decatur, 214.5% for BankIllinois Financial and 139.2% at the median for the comparable companies with a range of 73.7% to 261.1%.

         In the preceding analysis, "tangible core earnings" excludes intangible-asset amortization expense and non-recurring income and expense items and "estimated earnings" are those prepared by securities analysts following each company.

         (c) STAND-ALONE DISCOUNTED CASH FLOW ANALYSES. ABN AMRO performed discounted cash flow ("DCF") analyses of First Decatur and BankIllinois Financial, each on a "stand-alone" basis, assuming each company would continue to operate as an independent, publicly traded company and without giving effect to the proposed transaction between them. In preparing the DCF analyses, ABN AMRO studied First Decatur's and BankIllinois Financial's historical and present earnings and growth patterns and then projected for each company income statements and balance sheets for a five-year period using a series of assumptions pertaining to growth, interest margins, loan losses, non-interest income and expenses, income taxes and cash dividends. Prior to completion, ABN AMRO reviewed and discussed each of the financial projections and underlying assumptions with First Decatur's management. To estimate projected net cash flows, ABN AMRO adjusted projected earnings for certain non-cash expense items such as loan loss provisions and certain stock-related benefit plans. ABN AMRO calculated the terminal value (the value of cash flows following the five-year projection period) based upon a growth-adjusted perpetuity of the fifth projected year's estimated net cash flow. To estimate the present value of the five years' projected net cash flows and terminal value, ABN AMRO used a discount rate of 12.5%.

         The First Decatur DCF analysis yielded imputed values for First Decatur common stock ranging from $29.00 to $37.92 per share with a midpoint of $32.88 per share, compared to the transaction value of $38.90 per share.

         The BankIllinois Financial DCF analysis yielded an imputed value for BankIllinois Financial common stock of $23.26 per share, compared to its most-recent closing market price of $23.75 per share.

         (d) CHANGE-OF-CONTROL TRANSACTIONS ANALYSIS. ABN AMRO compared selected pricing multiples and ratios implied by the transaction value to corresponding merger-and-acquisition multiples and ratios observed in change-of-control transactions ABN AMRO deemed to be relevant to the merger. ABN AMRO noted that the merger was negotiated as a merger-of-equals transaction and that change-of-control transactions are not necessarily relevant to an evaluation of a merger-of-equals transaction.

         ABN AMRO selected change-of-control transactions announced since January 1, 1998 involving Midwestern banking companies in which the acquired company had total assets ranging from $300 million to $700 million. The fifteen selected change-of-control transactions included (the acquirer is the first name and is in italics followed by the seller):


     -   OLD NATIONAL Bancorp., Evansville, IN--ANB
         Corporation, Muncie, IN; (2)
     -   FIFTH THIRD BANCORP, Cincinnati, OH--Peoples Bank
         Corporation, Indianapolis, IN; (3)
     -   WELLS FARGO & CO., San Francisco, CA--CA--Eastern
         Heights Bank, Maplewood, MN; (4)
     -   INDEPENDENT BANK CORP., Ionia, MI--Mutual Savings
         Bank, Bay City, MI; (5)

     -   ANCHOR BANCORP WISCONSIN, Madison, WI--FCB
         Financial Corp, Oshkosh, WI;
     -   FIRST FINANCIAL BANCORP., Hamilton, OH--Sand
         Ridge Financial Corp., Highland, IN;
     -   UNION PLANTERS CORP., Memphis, TN--Southeast
         Bancorp, Corbin, KY;
     -   CITIZENS BANCSHARES, INc., Salineville,
         OH--Ohio Bank, Findlay, OH;


     -   ASSOCIATED BANC-CORP, Green Bay, WI--WI--Riverside
         Acquisition Corp, Minneapolis, MN; (6)
     -   FIFTH THIRD BANCORP, Cincinnati, OH--Emerald
         Financial Corp., Strongsville, OH; (7)
     -   BREMER FINANCIAL CORP,. St. Paul, MN--Dean
         Financial Services Inc., St. Paul, MN;

     -   MERCANTILE BANCORP, St. Louis, MO--First
         Financial Bancorp, Iowa City, IA;
     -   MERCANTILE BANCORP, St. Louis, MO--Financial
         Services Corp. of the Midwest., Rock Island, IL;
     -   ST. PAUL BANCORP, Chicago, IL--Beverly
         Bancorp., Tinley Park, IL; and
     -   NORWEST CORP., Minneapolis, MN--MidAmerica
         Bancshares, Newport, MN.


         ABN AMRO calculated several change-of-control pricing multiples and ratios using financial data for First Decatur and each acquired company as of the most-recent financial-statement date available at the time the transaction was announced, and for the twelve-month period then ended. ABN AMRO used change-of-control transaction prices and related multiples and ratios as of the respective transaction-announcement dates for each of the change-of-control transactions. This analysis indicated that the proposed transaction value was:

     - a 18.1x multiple of latest-twelve month earnings as compared to a change-of-control multiple of 24.0x at the median for the change-of-control transactions with a range of 20.6x to 27.5x;

     - a 203.0% ratio of book value as compared to a change-of-control ratio of 299.3% at the median for the change-of-control transactions with a range of 179.8% to 377.7%;

     - a 204.0% ratio of tangible book value as compared to a change-of-control ratio of 338.5% at the median for the change-of-control transactions with a range of 223.2% to 417.8%;

     - a 277.8% capital-equivalent ratio of tangible book value as compared to a capital-equivalent change-of-control ratio of 387.3% at the median for the change-of-control transactions with a range of 297.9% to 494.3%; and

     - a 34.1% premium to First Decatur's day-earlier closing market price as compared to a change-of-control premium of 36.7% at the median for the change-of-control transactions with a range of 12.4% to 57.7%.

In the preceding analysis, "capital-equivalent" ratios adjust both transaction value and tangible book value for the "excess" capital of each company relative to a 7% tangible equity-to-assets ratio.

         ABN AMRO observed that in three of the five preceding comparisons, the transaction value in the proposed merger with BankIllinois Financial was below the range of the change-of-control transactions. In this regard, ABN AMRO noted that the merger was negotiated as a merger-of-equals transaction and that these comparisons are therefore not necessarily relevant to an evaluation of the merger. ABN AMRO also noted that many of the change-of-control transactions were announced during periods of time when financial stock and change-of-control prices were generally at higher levels than on August 10, 1999. ABN AMRO calculated that the median decrease in transaction value from the announcement date to the closing date of the stock change-of-control transactions was 13.4%.

         (e) MERGER-OF-EQUALS TRANSACTIONS ANALYSIS. ABN AMRO compared selected pricing multiples and ratios implied by the transaction value to corresponding merger multiples and ratios observed in merger-of-equals transactions ABN AMRO deemed to be relevant to First Decatur's proposed merger with BankIllinois Financial. ABN AMRO noted that the merger was negotiated as a merger-of-equals transaction rather than as a change-of-control transaction.

         ABN AMRO selected merger transactions announced since January 1, 1996, which the banking companies involved identified as a merger-of-equals transactions and which involved total assets ranging from $200 million to $2 billion. The fourteen selected merger-of-equals transactions included:


     -   Sharon Bancshares, Sharon, TN-First Northwest Bancshares,
            Kenton, TN; (2)
     -   Coal City Corp., Coal City, IL-Avondale, Financial, IL; (3)
     -   Fidelity Financial of Ohio, Cincinnati,
         OH-OH-Glenway Financial Corp., Cincinnati, OH; (4)
     -   Santa Barbara Bancorp, Santa Barbara,
         CA-CA-Pacific Capital Bancorp, Salinas, CA; (5)
     -   Hudson Chartered Bancorp, Lagrangeville,
         NY-Progressive Bank, Fishkill, NY; (6)
     -   Heritage Bancorp, Inc., Pottsville, PA-BCB
         Financial Services Corp., Reading, PA; (7)
     -   First Jermyn Corp., Jermyn, PA-Upper Valley
         Bancorp, Olyphant, PA;

     -   Indiana United Bancorp, Greensburg, IN-PTC
         Bancorp, Brookville, IN;
     -   FCB Financial Corp., Neenah, WI--OSB Financial
         Corp., Oshkosh, WI;
     -   Pinnacle Financial, St. Joseph, MI-Indiana
         Federal Corp., Valparaiso, IN;
     -   Hinsdale Financial Corp., Hinsdale, IL-Liberty
         Financial Corp., Chicago, IL;
     -   Mid-Peninsula Bancorp, Palo Alto, CA-Cupertino
         National Bank, Cupertino, CA;
     -   Northern Illinois Financial, Wauconda,
         IL-Premier Financial Services, Freeport, IL; and
     -   CU Bancorp, Encino, CA-Home Interstate
         Bancorp, Signal Hill, CA.


         ABN AMRO calculated several merger pricing multiples and ratios using financial data for First Decatur and each acquired company as of the most-recent financial-statement date available at the time the transaction was announced, and for the twelve-month period then ended. ABN AMRO used merger-of-equals transaction prices and related multiples and ratios as of the respective transaction-announcement dates for each of the merger-of-equals transactions. This analysis indicated that proposed transaction value was:

     - a 18.1x multiple of latest-twelve month earnings as compared to a merger-of-equals multiple of 18.8x at the median for the merger-of-equals transactions with a range of 11.8x to 28.3x;

     - a 203.0% ratio of book value as compared to a merger-of-equals ratio of 158.1% at the median for the merger-of-equals transactions with a range of 63.2% to 210.1%;

     - a 204.0% ratio of tangible book value as compared to a merger-of-equals ratio of 171.7% at the median for the merger-of-equals transactions with a range of 63.2% to 228.1%; and

     - a 277.8% capital-equivalent ratio of tangible book value as compared to a capital-equivalent merger-of-equals ratio of 179.8% at the median for the merger-of-equals transactions with a range of 60.4% to 246.7%.

         (f) PRO FORMA ANALYSIS. ABN AMRO prepared a pro forma analysis illustrating the estimated effects on selected historical and projected financial data of First Decatur using the projected financial data for each of First Decatur and BankIllinois Financial derived from the DCF analyses described previously after giving effect to the First Decatur exchange ratio. In preparing the analysis, ABN AMRO assumed that (1) $2 million of after-tax merger benefits, estimated by First Decatur's and BankIllinois Financial's managements, would be phased in over a two-year period; (2) the combined company's stock price would be 15.8x pro forma diluted earnings per share; and (3) the combined company's cash dividend would be 27% of pro forma diluted earnings per share. The pro forma analysis indicated that, as compared to First Decatur's stand-alone historical and projected financial data, the proposed merger with BankIllinois Financial:

     - would have increased First Decatur's historical stock price per share by 37.5% and could increase First Decatur's projected stock prices per share by a range of 32.5% to 52.3%;

     - would have increased First Decatur's historical diluted earnings per share by 11.4% and could increase First Decatur's projected diluted earnings per share by a range of 4.8% to 20.5%;

     - would have decreased First Decatur's historical book value per share by 0.8% and could affect First Decatur's projected book value per share in the range of negative 2.8% to positive 5.8%; and

     - would have increased First Decatur's historical cash dividend per share by 26.9% and could increase First Decatur's projected cash dividend per share by a range of 3.2% to 20.5%.

         (g) CONTRIBUTION ANALYSIS. ABN AMRO analyzed the relative contribution to selected pro forma financial measures that First Decatur and BankIllinois Financial would be making to the combined company and compared this to the pro forma ownership of the outstanding common stock of the combined company of First Decatur stockholders and BankIllinois Financial stockholders. ABN AMRO noted that based on the First Decatur exchange ratio of 1.638 and the number of shares of First Decatur and BankIllinois Financial common stock outstanding at March 31, 1999, First Decatur stockholders would own approximately 44.8%, and BankIllinois Financial stockholders would own approximately 55.2%, of the outstanding common stock of the combined company. ABN AMRO compared these percentages to the following pro forma financial data:

                                                                           RELATIVE CONTRIBUTION PERCENTAGE
                                                                           --------------------------------
                                                                                              BANKILLINOIS
                                                                             FIRST DECATUR      FINANCIAL
                                                                           --------------------------------
         Total assets at March 31, 1999..................................          44.6%           55.4%
         Total deposits at March 31, 1999................................          46.2            53.8
         Common stockholders' equity at March 31, 1999...................          46.7            53.2
         Earnings for the three-month period ended March 31, 1999........          44.8            55.2
         Earnings projected for the year ended March 31, 2000............          45.0            55.0
         Market capitalization at March 31, 1999.........................          37.1            62.9

         (h) COMPARATIVE RETURN-TO-INVESTOR ANALYSIS. Using projected financial data derived from the DCF analyses described previously and assumptions regarding potential future change-of-control prices for each of First Decatur and BankIllinois Financial, ABN AMRO calculated the hypothetical investment returns First Decatur stockholders could achieve over a five-year period under a number of scenarios. This analysis indicated hypothetical compound annual rates of return to First Decatur stockholders of:

     - 8.8 % assuming First Decatur would remain indefinitely a stand-alone, independent entity;

     - 16.5% assuming First Decatur would remain a stand-alone, independent entity and then engage in a change-of-control transaction at the end of the five-year analysis period;

     - 18.0% assuming First Decatur would consummate the proposed merger-of-equals transaction with BankIllinois Financial based upon the First Decatur exchange ratio and the combined company would remain indefinitely an independent company; and

     - 23.5% assuming First Decatur would consummate the proposed merger-of-equals transaction with BankIllinois Financial based upon the First Decatur exchange ratio and the combined company would engage in a change-of-control transaction at the end of the five-year analysis period.

         The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying ABN AMRO's Opinion. In arriving at its fairness determination, ABN AMRO considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to First Decatur or the merger. The analyses were prepared solely for the purposes of ABN AMRO's Opinion provided to First Decatur's board as to the fairness of the First Decatur exchange ratio to be received by the stockholders of First Decatur pursuant to the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or ABN AMRO, none of First Decatur, ABN AMRO or any other person assumes responsibility if future results are materially different from those projected.

         ABN AMRO acts as a market maker in BankIllinois Financial common stock. In the ordinary course of ABN AMRO's business, ABN AMRO and its affiliates may actively trade securities of First Decatur and BankIllinois Financial for their own account and for the accounts of customers, and may, therefore, at any time hold a long or short position in such securities.

         First Decatur retained ABN AMRO as its financial advisor by letter agreement dated June 18, 1998. Pursuant to the terms of the engagement letter, upon delivery of ABN AMRO's Opinion, First Decatur paid ABN AMRO a $50,000 fairness opinion fee. Upon consummation of the merger, First Decatur will pay ABN AMRO a cash financial advisory fee equal to 0.90% of the transaction value, as defined in the engagement letter, reduced by the fairness opinion fee previously paid. Further, in the engagement letter, First Decatur agreed to reimburse ABN AMRO for its reasonable out-of-pocket expenses incurred in connection with its engagement, and to indemnify ABN AMRO against certain liabilities, including liabilities under securities laws.

EFFECTIVE TIME OF THE MERGER

         Subject to the conditions to our respective obligations to complete the merger, the merger will become effective when a certificate and articles of merger reflecting the merger become effective with the Secretary of State of the State of Delaware and the Secretary of State of the State of Illinois, respectively. Unless we agree otherwise, we will each use reasonable efforts to cause the merger to become effective on the last business day of the calendar month in which all of the following conditions are satisfied:

     - the effective date of the last consent of any regulatory authority having authority over and approving or exempting the merger (taking into account any required waiting period); and

     - the satisfaction or waiver in writing of all of the conditions provided for in the merger agreement.

         We anticipate that the merger will become effective during the first quarter of 2000. However, delays could occur.

         We cannot assure that the necessary stockholder and regulatory approvals of the merger will be obtained or that other conditions precedent to the merger can or will be satisfied. Either of our boards of directors may terminate the merger agreement if the merger is not completed by July 1, 2000, unless it is not completed because of the willful breach of the merger agreement by the party seeking termination. See "-- Conditions to Completion of the Merger" and "-- Waiver, Amendment and Termination."

DISSENTERS' RIGHTS

         You have the right to dissent from the merger and to demand and obtain cash payment of the appraised value of your shares of BankIllinois Financial or First Decatur common stock under the circumstances described below. The appraised value that you obtain for your shares by dissenting may be less than, equal to or greater than the value of the Main Street common stock you will receive under the merger agreement. If you fail to comply with the procedural requirements of Section 262 of the Delaware General Corporation Law, you will lose your right to dissent and seek payment of the appraised value of your shares.

         The following is a summary of Section 262, which specifies the procedures applicable to dissenting stockholders. This summary is not a complete statement of the law regarding your right to dissent under Delaware law, and if you are considering dissenting, we urge you to review the provisions of Section 262 carefully. The text of Section 262 is attached to this joint proxy statement-prospectus as Appendix D, and we incorporate that text into this joint proxy statement-prospectus by reference. Among other matters, you should be aware of the following:

     - to be entitled to dissent and seek appraisal, you must hold shares of BankIllinois Financial or First Decatur common stock on the date you make the demand required under Delaware law, you must continually hold those shares until the merger has been completed, you must not vote in favor of the merger and you must otherwise comply with the requirements of Section 262;

     - before the special meeting at which you will be asked to vote on the merger, you must deliver a written notice that states your identity and your intent to demand appraisal;

     - BankIllinois Financial stockholders must send this written notice to Teresa M. Marsh, Secretary, BankIllinois Financial Corporation, 100 West University Avenue, Champaign, Illinois 61820, and First Decatur stockholders, to Pete P. Grosso, Secretary, First Decatur Bancshares, Inc., 130 North Water

         Street, Decatur, Illinois 62523 (you should be aware that simply voting against the merger is not a demand for appraisal rights);

     - within ten days after the effective time of the merger, Main Street will notify all of the dissenting BankIllinois Financial and First Decatur stockholders who have complied with Section 262 and who have not voted in favor of the merger;

     - within 120 days after the effective time of the merger, Main Street or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of the dissenting stockholders;

     - the Court of Chancery will determine which dissenting stockholders complied with the requirements of Section 262 and are entitled to appraisal rights;

     - the Court of Chancery will then appraise the shares, determining their fair value exclusive of any value arising from the expectation of the merger, together with a fair rate of interest, if any, to be paid on the appraised fair value; the Court of Chancery will consider all relevant factors in determining the fair value and the fair interest rate (if any);

     - the Court of Chancery will then direct Main Street to pay the fair value of the dissenting shares, together with any interest, to the stockholders entitled to payment; payment will be made when the stockholder surrenders the certificates to Main Street;

     - the costs of the proceeding for appraising the fair value may be determined by the court and the court may require the parties to bear the costs in any manner the court believes to be equitable;

     - if you dissent from the merger, you will not be entitled to vote your shares of BankIllinois Financial or First Decatur common stock for any purpose or to receive dividends or other distributions (other than dividends or other distributions payable to stockholders of record at a date prior to the effective time of the merger); and

     - you may withdraw your demand for appraisal and accept the shares of Main Street common stock provided for in the merger agreement at any time within 60 days after the effective time of the merger.

DISTRIBUTION OF MAIN STREET STOCK CERTIFICATES

         At or around the time of the merger, you will be mailed a letter of transmittal and instructions for the exchange of the certificates representing your shares of BankIllinois Financial or First Decatur common stock for certificates representing shares of Main Street common stock. BankIllinois Financial's subsidiary bank will serve as the exchange agent.

         YOU SHOULD NOT SEND IN YOUR CERTIFICATES UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL AND INSTRUCTIONS.

         After you surrender to the exchange agent your certificates for shares of BankIllinois Financial or First Decatur common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of Main Street common stock to which you are entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of the shares of Main Street common stock (without interest thereon), if any. Main Street will not be obligated to deliver the consideration to you as a former BankIllinois Financial or First Decatur stockholder until you have surrendered your BankIllinois Financial or First Decatur common stock certificates.

         Whenever a dividend or other distribution is declared by Main Street on Main Street common stock with a record date after the date on which the merger became effective, the declaration will include dividends or other distributions on all shares of Main Street common stock that may be issued in the merger. However, Main Street will not pay any dividend or other distribution that is payable after the effective date of the merger to any former BankIllinois Financial or First Decatur stockholder who has not surrendered his or her BankIllinois Financial or First Decatur common stock certificate until the holder surrenders the certificate. If any BankIllinois Financial or First Decatur stockholder's common stock certificate has been lost, stolen or destroyed, the exchange agent will issue the shares of Main Street common stock and any cash in lieu of fractional shares upon the stockholder's submission of an affidavit claiming the certificate to be lost, stolen or destroyed by the stockholder of record and the posting of a bond in such amount as Main Street may reasonably direct as indemnity against any claim that may be made against Main Street with respect to the certificate.

         At the time the merger becomes effective, the stock transfer books of BankIllinois Financial and First Decatur will be closed to their respective stockholders and no transfer of shares of BankIllinois Financial or First Decatur common stock by any stockholder will thereafter be made or recognized. If certificates for shares of BankIllinois Financial or First Decatur common stock are presented for transfer after the merger becomes effective, they will be canceled and exchanged for shares of Main Street common stock, a check for the amount due in lieu of fractional shares, if any, and any undelivered dividends on the Main Street common stock.

CONDITIONS TO COMPLETION OF THE MERGER

         We are required to complete the merger only after the satisfaction of various conditions. These conditions include:

     - the holders of a majority of the outstanding shares of each of BankIllinois Financial and First Decatur common stock must adopt the merger agreement;

     -   we must receive all required regulatory approvals;

     - the employment agreements of each of our officers identified in the merger agreement must be amended in such a way so as to eliminate the need for either BankIllinois Financial or First Decatur to pay severance benefits to these officers as a result of the completion of the merger;

     - we must receive a written opinion as to the tax-free nature of the merger;

     - we must receive a written opinion that the merger can be accounted for as a pooling of interests;

     - each of us must receive a written opinion of the other company's counsel regarding enforceability of the merger agreement, proper authorization of the merger and other corporate and related matters;

     - the Securities and Exchange Commission must declare the registration statement registering the shares of Main Street common stock to be issued to our stockholders in the merger effective under the Securities Act of 1933, as amended;

     - our representations and warranties in the merger agreement must be accurate as of the date of the merger agreement and as of the date the merger becomes effective;

     - we perform all agreements and comply with all covenants contained in the merger agreement;

     - we must receive all other consents that may be required to complete the merger or to prevent any default under any contract or permit that would be reasonably likely to have, individually or in the aggregate, a material adverse effect on either of us;

     - the absence of any law or order or any action taken by any court, governmental or regulatory authority of competent jurisdiction prohibiting or restricting the merger or making it illegal or that would otherwise be expected to have a material adverse effect on either of us;

     - the absence of any other event since the date of the merger agreement that would be reasonably likely to have a material adverse effect on either of us;

     - we must each receive an opinion from our own financial advisor to the effect that the merger is fair to our stockholders from a financial point of view;

     - each of us must furnish to the other agreements from those persons we believe may be deemed to be our affiliates; and

     - other conditions must be satisfied, including the receipt of various certificates from our officers.

         Neither of us can assure our stockholders as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not completed by July 1, 2000, either of our boards of directors may terminate the merger agreement and abandon the merger. See "-- Waiver, Amendment and Termination."

REGULATORY APPROVALS

         We must receive certain regulatory approvals before the merger can be completed. There is no assurance that these regulatory approvals will be obtained or when they will be obtained.

         It is a condition to the completion of the merger that we receive all necessary regulatory approvals to the merger, without the imposition by any regulator of any condition that, in the reasonable judgment of either us, would be materially adverse to the success of Main Street. There can be no assurance that the regulatory approvals of the merger will not contain terms, conditions or requirements that would have such an impact.

         We are not aware of any material governmental approvals or actions that are required to complete the merger, except as described below. If any other approval or action is required, we have agreed that we will also seek this approval or action.

         The merger is subject to the prior approval of the Federal Reserve, pursuant to Section 3 of the Bank Holding Company Act. Factors considered by the Federal Reserve in evaluating the merger are discussed under the heading "Certain Regulatory Considerations-General." The merger may not be completed until the 30th day following the date of the Federal Reserve approval, although the Federal Reserve may reduce that period to 15 days. During this period, the United States Department of Justice is given the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically ordered otherwise.

         The merger is also considered to be a change in control of BankIllinois Financial's state bank subsidiary and the two state bank subsidiaries of First Decatur. Under the Illinois Banking Act, these changes of control require the approval of the Illinois Commissioner of Banks and Real Estate. The Illinois Banking Act provides that the Illinois Commissioner shall not approve a change in control of an Illinois state bank unless the Commissioner finds that:

     - the general character of the proposed management of the organization that seeks to gain control of the state bank is such as to assure reasonable promise of successful, safe and sound operation;

     - depositors' interests will not be jeopardized by the proposed transaction and adequate provision has been made for all liabilities of the bank to be acquired;


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

     - the future earnings prospects after the proposed change are favorable;

     - any prior involvement by the person proposing to gain control of the bank or by the proposed management personnel with any other financial institution, whether as stockholder, director, officer or customer, was conducted in a safe and sound manner; and

     - any acquisition by a bank holding company is authorized under the Illinois Bank Holding Company Act.

WAIVER, AMENDMENT AND TERMINATION

         To the extent permitted by law, our boards of directors may agree in writing to amend the merger agreement, whether before or after their respective stockholders have approved the merger agreement. In addition, before or at the time the merger becomes effective, either of us, or both, may waive any default in the performance of any term of the merger agreement by the other or may waive or extend the time for the compliance or fulfillment by the other of any of its obligations under the merger agreement. Either of us may also waive any of the conditions precedent to our obligations under the merger agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by one of our duly authorized officers.

         At any time before the merger becomes effective, our boards of directors may mutually agree to terminate the merger agreement. In addition, either of us may terminate the merger agreement in the following circumstances:

     - if any representation or warranty of a party contained in the merger agreement is inaccurate, the inaccuracy would reasonably be expected to have a material adverse effect on Main Street after the completion of the merger and if the inaccuracy is such that, in the reasonable opinion of the party who did not make such representation or warranty, cannot be cured before July 1, 2000;

     - if a material breach by the other party of any covenant or agreement contained in the merger agreement cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the breach was not as a result of the failure by the terminating party to perform or comply with any of its material obligations under the merger agreement);

     - if there has occurred since the date of the merger agreement, any change in any law, rule or regulation, or there has been any decision or action by any court or governmental agency, that could reasonably be expected to prevent or delay completion of the merger beyond July 1, 2000;

     - if any consent of any regulatory authority required to complete the merger or other transactions contemplated by the merger agreement has been denied by final nonappealable action, or if any application or other filing has been withdrawn at the request of any regulatory authority and a petition for rehearing shall not have been granted or an amended application has not been accepted for filing within sixty days after this withdrawal;

     - if the merger is not completed by midnight on July 1, 2000 (provided that a party shall not have the right to terminate for this reason if the failure to complete the merger by this time resulted from this party's failure to perform or comply with any of its obligations, exclusive of representations and warranties, under the merger agreement);

     - if the other party violates the covenant against dealing with any third party with respect to an alternative transaction with this third party instead of the merger;

     - if the other party breaches its agreement to call a stockholders' meeting to vote on the adoption of the merger agreement or fails to recommend that its stockholders vote to adopt the merger agreement;


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

     - subject to certain prior notice requirements and the obligation to pay a special termination fee that are contained in the merger agreement, if the party gives notice that it has received an offer from a third party with respect to an alternative transaction that the party's board of directors has determined in good faith is more favorable to its stockholders than the merger; and

     - subject to the obligation to pay a special termination fee, if the fairness opinion provided to the party by its financial advisor is withdrawn prior to the completion of the merger.

         If the merger is terminated, the merger agreement will become void and have no effect, except that certain provisions of the merger agreement, including those relating to the obligation to share some expenses and maintain the confidentiality of certain information obtained, will survive. Any termination may trigger the obligation of a party to pay certain expenses and termination fees to the other party. See "-- Expenses and Termination Fees."

CONDUCT OF BUSINESS PENDING THE MERGER

         The merger agreement obligates each of us to conduct our business diligently before the merger becomes effective only in the usual, regular and ordinary course. It also imposes limitations on the operations, expenditures and other actions of each of us and our respective bank subsidiaries. These items are listed in Articles 6 and 7 of the merger agreement which is attached as Appendix A to this joint proxy statement-prospectus. The merger agreement authorizes each of us to declare and pay regular quarterly cash dividends on our respective common stock in accordance with our past practices in an amount not to exceed $0.09 per share per quarter in the case of BankIllinois Financial and in an amount not to exceed $0.15 per share per quarter in the case of First Decatur. The merger agreement contemplates that the merger will be timed to occur at such a time that each of our stockholders will not fail to receive a dividend during a quarterly period, nor will they receive a dividend on both their BankIllinois Financial or First Decatur common stock and the Main Street common stock they receive in the merger during the same quarterly period.

         Each of us has also agreed that neither of us nor any of our respective representatives will directly or indirectly solicit, negotiate or enter into an alternative transaction with an outside third party, or furnish any non-public information concerning ourselves that we are not legally obligated to furnish, except in each case to the extent necessary to comply with the fiduciary duties of our respective board of directors and as advised by our counsel.

         We have also agreed not to take any action that would materially and adversely affect our ability to obtain any consents required for the merger or prevent the merger from qualifying as a tax-free reorganization under the Internal Revenue Code (see "-- Material Federal Income Tax Consequences of the Merger"), prevent the merger from being able to be accounted for as a pooling of interests or materially and adversely affect our ability to perform our respective obligations under the merger agreement.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         We specifically negotiated and named in the merger agreement those individuals who will serve as Main Street's directors and executive officers following the merger. For initial formation purposes only, Gregory B. Lykins and John W. Luttrell were named as Main Street's initial directors, and the current officers appointed by the initial directors were John W. Luttrell, Chairman; Gregory B. Lykins, Vice Chairman; Van A. Dukeman, President; and Teresa Marsh, Secretary. These initial directors and officers will be replaced prior to the completion of the merger with the following directors and executive officers:


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

                                MAIN STREET DIRECTORS
                                ---------------------

(BANKILLINOIS FINANCIAL DESIGNEES)                     (FIRST DECATUR DESIGNEES)
          David J. Downey                                  John W. Luttrell*
          Van A. Dukeman                                     Larry D. Haab
         Gregory B. Lykins                                  Fred L. Kenney
       August C. Meyer, Jr.                                    Tom Sloan
          Gene A. Salmon                                    Phillip C. Wise
        George T. Shapland                                  H. Gale Zacheis
        Roy V. Van Buskirk

   * Also serves as Chairman of the Board, to be succeeded by Mr. Lykins within three years after the completion of the merger.


                           MAIN STREET EXECUTIVE OFFICERS
         Gregory B. Lykins                    Vice Chairman of the Board
          Van A. Dukeman                President and Chief Executive Officer
          Phillip C. Wise                      Executive Vice President
          David B. White                Executive Vice President, Treasurer and
                                                Chief Financial Officer
          Teresa M. Marsh                           Corporate Secretary

         The merger will not change the present management team or board of directors of the subsidiaries of BankIllinois Financial or First Decatur. Information concerning the management of BankIllinois Financial and First Decatur is included in the documents incorporated by reference in this joint proxy statement-prospectus. See "Where You Can Find More Information." For additional information regarding the interests of certain persons in the merger, see "-- Interests of Certain Persons in the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         GENERAL. Certain members of our respective management and boards of directors may be deemed to have certain interests in the merger that are in addition to their interests as stockholders of BankIllinois Financial or First Decatur generally. Each of our boards of directors was aware of these interests and considered them, among other matters, in approving the merger agreement on behalf of our respective company. See "--Management and Operations After the Merger."

         BANKILLINOIS FINANCIAL EMPLOYMENT AGREEMENTS. BankIllinois Financial is a party to a number of employment agreements with executive officers of both BankIllinois Financial and its bank subsidiary. Each of these agreements provides that the officer will receive a severance payment if he or she is terminated after a "change of control" of BankIllinois Financial. In the employment agreements with Messrs. Dukeman and Lykins, and in the absence of any agreement to the contrary, the merger would constitute a change of control triggering the payment of these severance amounts. However, pursuant to the merger agreement, BankIllinois Financial is obligated to amend these agreements to provide that the merger will not constitute a change of control and require the making of these severance payments. The merger would not constitute a change of control in any of BankIllinois Financial's other employment agreements.

         FIRST DECATUR EMPLOYMENT AGREEMENTS. First Decatur is a party to a number of employment agreements with executive officers of both First Decatur and its bank subsidiaries. Each of these agreements provides that the officer will receive a severance payment if he is terminated after a "change of control" of First Decatur. In the absence of any agreement to the contrary, the merger would constitute a change of control triggering the payment of these severance amounts. However, pursuant to the merger agreement, First Decatur is


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

obligated to amend all of these agreements, except for the agreement with John W. Luttrell, to provide that the merger will not constitute a change of control and require the making of these severance payments.

         First Decatur is a party to an employment agreement with Mr. Luttrell dated as of June 1, 1987. The agreement provides for a minimum base salary of $210,000 and entitles Mr. Luttrell to receive certain other employee benefits and to participate in incentive bonus and stock option plans. The agreement provided for an initial term through December 31, 1989, and successive three-year periods thereafter. The current term expires on December 31, 2001, unless sooner terminated in accordance with its terms.

         The employment agreement provides that if Mr. Luttrell's employment is terminated for cause, Mr. Luttrell will be provided his salary through the date of termination. If his employment is terminated without cause or if his employment is involuntarily terminated due to a permanent disability, Mr. Luttrell is entitled to receive a severance payment equal to two times his then current annual salary. If Mr. Luttrell's employment is terminated within two years following a change in control of First Decatur's national bank subsidiary, he is entitled to receive a lump sum cash payment equal to two times his then current salary. A change in control is defined in Mr. Luttrell's employment agreement to mean the acquisition of 40% or more of the voting control of First Decatur's national bank subsidiary by any one person or group or a change in the majority of the bank's board of directors following a successful tender offer, merger or other business combination. The merger will constitute a change of control under Mr. Luttrell's agreement. If Mr. Luttrell's employment were terminated within two years following completion of the merger, the benefits payable to Mr. Luttrell under his employment agreement would total approximately $420,000.

         We anticipate that Mr. Wise will enter into an employment agreement after the effectiveness of the merger with Main Street to serve as an Executive Vice President. The employment agreement will have an initial term of one year and, at the end of its initial term as well as any subsequent term, will automatically extended for one year until either Main Street or Mr. Wise gives written notice to the contrary. The agreement will terminate upon Mr. Wise's death, disability, discharge for cause or a change of control.

         Mr. Wise's initial annual salary under the agreement will be $135,000. The agreement will also provide for bonuses, benefits and severance payments in the event Main Street terminates employment without cause. The amount of the severance payment Mr. Wise would be entitled to receive in such a case will equal the sum of the then current base salary, the most recent performance bonus and the value of contributions under retirement and employee benefit plans that would have been made through the term of the agreement.

         The agreement will also provide that Mr. Wise will not be allowed to compete within a 50-mile radius of Decatur, Illinois for a period of one year following the termination of his employment agreement. The agreement will also require Main Street to indemnify and to advance certain legal expenses to Mr. Wise to the maximum extent permitted by law.


         STOCK OPTIONS. Each of us has granted stock options to our directors, executive officers and other employees under stock option plans. As a result of the merger, which will constitute a "change of control" under these stock option plans, all outstanding, non-vested stock options of BankIllinois will accelerate and will become exercisable immediately following completion of the merger. First Decatur has no non-vested stock options. All outstanding options that are not exercised prior to the merger will be converted into options to purchase shares of Main Street common stock, as described on page 30.


         FIRST DECATUR DIRECTOR DEFERRED FEE PLAN. Instead of receiving cash payments for attendance at board and committee meetings, non-employee directors of First Decatur are entitled to participate in a deferred directors compensation program first adopted on June 30, 1994. Under the plan, a non-employee director may defer director fees into a fixed income fund maintained by the trust department of First Decatur's national bank subsidiary or, alternatively, may receive "phantom stock units" instead. First Decatur maintains a record of the number of phantom stock units each director acquires through the deferral of fees. Phantom stock units are purchased at a price equal to the market price of First Decatur's common stock based upon the most recent


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

purchase of its own stock by First Decatur. Each participating director's account is increased by an amount equal to any cash dividends, stock dividend or stock split.


         Effective as of the merger, no further deferrals of director fees shall be permitted to the plan. Payment of director fees delivered prior to the merger will continue to be subject to the terms and conditions of the plan and shall be paid in the form and at the time provided by the plan. As of December 31, 1999 the value of all plan accounts was approximately $265,511.


         INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE. Each of us has agreed to indemnify the present and former directors, officers, employees and agents of our respective companies and their subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective to the fullest extent permitted under Delaware law, our certificates of incorporation and bylaws and any indemnity agreements previously entered with these directors, officers, employees or agent. These obligations will be assumed by Main Street upon completion of the merger.

         We have agreed to cooperate to obtain after the completion of the merger directors' and officers' liability insurance coverage for the officers and directors of Main Street, to the extent this is economically practicable. We have also agreed to cooperate to try to obtain liability insurance coverage for the directors and officers of BankIllinois Financial and First Decatur for a period of not less than three years after the completion of the merger and with respect to actions taken by them prior to this completion.

ACCOUNTING TREATMENT

         It is anticipated that the merger will be accounted for as a pooling of interests transaction under generally accepted accounting principles as applied in the United States. Under this method of accounting, our respective stockholders will be deemed to have combined their existing common stock interests by virtue of the exchange of BankIllinois Financial common stock and First Decatur common stock for Main Street common stock. Accordingly, the book value of the assets, liabilities and stockholders' equity of each of us, as reported on our respective consolidated balance sheets, will be carried over to the consolidated balance sheet of Main Street, and no goodwill will be created. Main Street will be able to include in its consolidated income the consolidated income of both of us for the entire fiscal year in which the merger occurs.

         It is a condition to the completion of the merger that we receive an opinion to the effect that Main Street may properly account for the merger as a pooling of interests.

EXPENSES AND TERMINATION FEES

         Subject to the special circumstances described below, we will each pay our own expenses in connection with the merger, including filing, registration and application fees, printing fees and fees and expenses of our own financial or other consultants, investment bankers, accountants and counsel, except that each of us will bear and pay one-half of the printing costs incurred in connection with the registration statement and this joint proxy statement-prospectus. The same agreement with respect to the payment of expenses will be in effect if we mutually agree to terminate the merger agreement or if either of us terminates the merger agreement because the merger has not been completed by July 1, 2000.

         If, however, the merger agreement is terminated under the special circumstances described below, either of us will be obligated to pay all or part of the other's fees and expenses in connection with the merger and also perhaps a special termination fee depending upon the reason for the termination of the merger agreement and subsequent occurrences.

         Either of us will be obligated to pay to the other its fees and expenses in connection with the merger up to a maximum of $500,000, and pay an additional termination fee of $1,500,000, if the merger agreement is terminated because of the breach by one of us of any of our representations, warranties or covenants contained in the merger agreement or if one of us terminates the merger agreement because our financial advisor has withdrawn its fairness opinion. In addition, if within one year after the termination of the merger agreement, the breaching company or the company that terminated the agreement because its financial advisor withdrew its fairness opinion enters into another agreement to be acquired by an outside third party or group, then the breaching company or the company that had its fairness opinion withdrawn must pay an additional special termination fee to the other of $1,500,000. However, if the breach or breaches by either of us of any of our representations or warranties (but not covenants) were unintentional, even though the other company chose to terminate the merger agreement because of them, then the breaching company must only pay the other's fees and expenses in connection with the merger up to a maximum of only $250,000 and will not be required to pay any additional termination fees regardless of any subsequent occurrences.

         Subject to prior notice to the other party, either of us may terminate the merger agreement because we have received an offer from an unrelated third party that our board of directors has concluded is more favorable to our stockholders. In this case, the company terminating the agreement must pay to the other its fees and expenses in connection with the merger up to a maximum of $500,000, and in place of any other payment required by the merger agreement, a special termination fee of $4,000,000.

RESALES OF MAIN STREET COMMON STOCK

         Main Street common stock to be issued to our stockholders in the merger will be registered under the Securities Act of 1933, as amended. All shares of Main Street common stock received by our stockholders in the merger will be freely transferable after the merger by our stockholders who are not considered to be "affiliates" of either of us. "Affiliates" generally are defined as persons or entities who control, are controlled by or are under common control with either of us at the time of our respective special meetings (generally, executive officers, directors and 10% or greater stockholders).

         Rule 145 promulgated under the Securities Act restricts the sale of Main Street common stock received in the merger by affiliates of BankIllinois Financial or First Decatur and certain of their family members and related entities. Under the rule, during the first calendar year after the merger becomes effective, affiliates of First Decatur or BankIllinois Financial may publicly resell the Main Street common stock they receive in the merger but only within certain limitations as to the amount of Main Street common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of BankIllinois Financial or First Decatur who are not affiliates of Main Street may resell their shares without restriction. Main Street must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended, in order for affiliates to resell, under Rule 145, shares of Main Street common stock received in the merger. Affiliates would also be permitted to resell Main Street common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an available exemption from the registration requirements. This joint proxy statement-prospectus does not cover any resales of Main Street common stock received by persons who may be deemed to be affiliates of BankIllinois Financial or First Decatur.

         Pursuant to the merger agreement, our affiliates signed an agreement to the effect that they will not offer or sell or otherwise dispose of any of the shares of Main Street common stock issued to them in the merger in violation of the Securities Act. These agreements provide further than none of our respective affiliates will offer, sell or otherwise dispose of Main Street common stock or their shares of BankIllinois Financial or First Decatur common stock during any period in which such transfer would disqualify the merger from pooling of interests accounting treatment. The pooling of interests prohibitions on transfer under these agreements will end when Main Street has published an earnings statement covering 30 days of post-merger operations.

         Subject to the terms of the merger agreement, each of our respective affiliates has agreed that he or she will use his or her best efforts to cause the merger agreement to be adopted by the stockholders of BankIllinois Financial or First Decatur, as the case may be, and completed according to its terms. They have further agreed not to solicit, negotiate, discuss, accept or approve any offers or proposals from or enter into any agreement with, any third party concerning a tender offer, merger, consolidation, share exchange or other business combination involving BankIllinois Financial or First Decatur or concerning the offer, sale or disposition of any material assets of BankIllinois Financial or First Decatur.


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

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         In the merger, our stockholders will exchange their shares of BankIllinois Financial and First Decatur stock for shares of Main Street. We are each Delaware corporations governed by Delaware law and our respective certificates of incorporation and bylaws. Main Street is an Illinois corporation governed by Illinois law and Main Street's articles of incorporation and bylaws. There are significant differences between the rights of our stockholders and the rights of Main Street stockholders. The following is a summary of the principal differences between the current rights of our stockholders and those of Main Street's stockholders.

         The following summary is not intended to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law and the Illinois Business Corporation Act as well as our respective certificates of incorporation and bylaws, and the articles of incorporation and the bylaws of Main Street.

ANTI-TAKEOVER PROVISIONS GENERALLY

         Main Street's articles of incorporation and bylaws contain certain provisions designed to assist the Main Street board of directors in playing a role if any group or person attempts to acquire control of Main Street so that the Main Street board of directors can further protect the interests of Main Street and its stockholders under the circumstances. These provisions may help the Main Street board of directors determine that a sale of control is in the best interests of Main Street's stockholders or enhance the Main Street board of directors' ability to maximize the value to be received by the stockholders upon a sale of control of Main Street.

         Although Main Street's management believes that these provisions are beneficial to Main Street's stockholders, they may also tend to discourage some takeover bids. As a result, Main Street's stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, Main Street may be able to avoid those expenditures of time and money.

         These provisions may also discourage open market purchases by a company that may desire to acquire Main Street. Those purchases may increase the market price of Main Street common stock temporarily, and enable stockholders to sell their shares at a price higher than they might otherwise obtain. In addition, these provisions may decrease the market price of Main Street common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions may also make it more difficult and time consuming for a potential acquiror to obtain control of Main Street through replacing the board of directors and management. Furthermore, the provisions may make it more difficult for Main Street's stockholders to replace the board of directors or management, even if a majority of the stockholders believe that replacing the board of directors or management is in the best interests of Main Street. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management.

         Main Street's articles of incorporation and bylaws also contain certain anti-takeover provisions which are described below. These provisions may discourage or prevent tender or exchange offers by a corporation or group that intends to use the acquisition of a substantial number of shares of Main Street to initiate a takeover culminating in a merger or other business combination. These provisions may also have the effect of making the removal of current management more difficult.

AUTHORIZED CAPITAL STOCK

         MAIN STREET. Main Street is authorized to issue 1,000 shares of common stock, of which 1,000 shares were issued and outstanding as of the date of this document. Pursuant to the merger agreement, Main Street will amend and restate its articles of incorporation prior to the closing of the merger. Main Street will increase the number of shares of its authorized common stock to 15,000,000 shares, and authorize an additional class of no par value preferred stock. The Main Street board of directors may authorize the issuance of additional shares of common stock without further action by its stockholders, unless applicable laws or regulations or a stock exchange on which Main Street's capital stock is listed requires stockholder action.

         Main Street may issue, without a stockholder vote, shares of its preferred stock, in one or more classes or series, with voting, conversion, dividend and liquidation rights as it specifies in its articles. The Main Street board of directors may determine, among other things, the distinctive designation and number of shares comprising a series of preferred stock, the dividend rate or rates on the shares of such series and the relation of such dividends to the dividends payable on other classes of stock, whether the shares of such series will be convertible into or exchangeable for shares of any other class or series of Main Street capital stock, the voting powers if any of such series, and any other preferences, privileges and powers of such series.

         In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Main Street, holders of preferred stock will have priority over holders of common stock.

         The authority to issue additional shares of common stock or preferred stock provides Main Street with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of common stock and preferred stock may be issued from time to time for any corporate purpose, including, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public or private sales for cash as a means of raising capital. The shares could be used to dilute the stock ownership of persons seeking to obtain control of Main Street. The sale of a substantial number of shares of voting stock to persons who have an understanding with Main Street concerning the voting of such shares or the distribution or declaration of a dividend of shares of voting stock (or the right to receive voting stock) to its stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Main Street.

         BANKILLINOIS FINANCIAL. BankIllinois Financial is authorized to issue up to 6,500,000 shares of common stock, of which 5,546,055 shares were issued and outstanding as of September 30, 1999, and 300,000 shares of preferred stock, of which no shares were issued or outstanding as of September 30, 1999.

         BankIllinois Financial's board of directors has substantially the same powers with respect to the issuance of common stock and preferred stock as does Main Street's board of directors described above.

         BankIllinois Financial has a share purchase rights plan ("Rights Plan") and under this Rights Plan distributed a dividend of one one-hundredth of a share of preferred stock purchase right ("Preferred Share Right") for each outstanding share of BankIllinois Financial common stock. Under the Rights Plan, one Preferred Share Right was automatically distributed for each share of BankIllinois Financial common stock. The Preferred Share Rights may deter coercive takeover tactics and encourage persons interested in potentially acquiring control of BankIllinois Financial to treat each stockholder on a fair and equal basis. Each Preferred Share Right trades on the same basis with the share of BankIllinois Financial common stock to which it relates until the occurrence of certain events. Upon a potential change in control of BankIllinois Financial, the Preferred Share Rights would separate from BankIllinois Financial common stock and each holder of a Preferred Share Right (other than the potential acquiror) would be entitled to purchase equity securities of Main Street at prices below their market value. BankIllinois Financial has authorized 100,000 shares of Series I preferred stock for issuance under the Preferred Share Rights Plan. No shares have been issued as of the date of this joint proxy statement-prospectus. Until a Preferred Share Right is exercised, the holder has no rights as a stockholder of BankIllinois Financial. BankIllinois Financial has amended the Rights Plan to provide that the merger agreement and the merger with First Decatur and Main Street will not make the Preferred Share Rights exercisable. BankIllinois Financial will also terminate the Rights Plan immediately before the completion of the merger. Neither Main Street nor First Decatur has any share purchase rights plan.

         FIRST DECATUR. First Decatur is authorized to issue up to 5,000,000 shares of common stock, of which 2,764,970 shares were issued and outstanding as of September 30, 1999, and 200,000 shares of preferred stock, of which no shares were issued or outstanding as of September 30, 1999.

         First Decatur's board of directors has substantially the same powers with respect to the issuance of common stock and preferred stock as does Main Street's board of directors described above.

AMENDMENT OF ARTICLES AND BYLAWS

         MAIN STREET. Main Street may amend its articles in any manner permitted by Illinois law. The Illinois Business Corporation Act provides that a corporation's articles may be amended by holders of two-thirds or more of the shares entitled to be voted on an amendment, unless the corporation's articles provide otherwise. Main Street's articles provide that they may be amended by holders of a majority of the shares of Main Street common stock entitled to be voted on an amendment.

         Main Street's board of directors may adopt, amend or repeal Main Street's bylaws by a majority vote of the entire board of directors. The bylaws may also be amended or repealed by action of Main Street's stockholders.

         BANKILLINOIS FINANCIAL. BankIllinois Financial may amend its certificate of incorporation in any manner permitted by Delaware law. The Delaware General Corporation Law provides that amendments to a corporation's certificate must be approved by holders of a majority of the issued and outstanding shares of a corporation's voting stock. However, BankIllinois Financial's certificate provides that, until the annual meeting of its stockholders in 2002, any amendment of its terms must be approved by 66 2/3% of all the directors at a time when there are no vacancies existing in the BankIllinois Financial board of directors. Furthermore, without regard to the year, holders of at least 80% of all the outstanding BankIllinois Financial common stock must vote to approve any amendments relating to the following provisions of BankIllinois Financial's certificate: the number, classification, term, election, replacement, removal and nomination of directors; the vote required of directors to approve certain transactions; the procedure for informal stockholder action; how special meetings are called; the procedure for amending bylaws; provisions requiring the indemnification of directors and officers and the limitation of the liability of directors; and the provisions restricting certain business transactions between BankIllinois Financial and an Interested Party (as defined in the certificate).

         Prior to the 2002 annual meeting of BankIllinois Financial's stockholders, amendments to BankIllinois Financial's bylaws must be approved by 66 2/3% of all of the directors of BankIllinois Financial at a time when there are no vacancies on the BankIllinois Financial board. After the 2002 annual meeting, amendments to BankIllinois Financial's bylaws may be adopted by the approval of a majority of directors then in office and also by the affirmative vote of the holders of at least 80% of BankIllinois Financial's voting stock entitled to voted on an amendment.

         FIRST DECATUR. First Decatur may amend its certificate of incorporation in any manner permitted by Delaware law. The Delaware General Corporation Law provides that amendments to a corporation's certificate must be approved by holders of a majority of the issued and outstanding shares of a corporation's voting stock. First Decatur's certificate provides that it may be amended by holders of a majority of the shares of First Decatur's common stock entitled to voted on an amendment if the amendment was recommended to the stockholders by the affirmative vote of three-quarters of the members of the board of directors then in office and at a time when no person owns 15% or more of the outstanding First Decatur common stock.

         If, however, there is a person who owns 15% or more of the outstanding First Decatur common stock, then amendments of certain provisions of the certificate of incorporation, such as those governing the establishment of rights and preferences for preferred stock, pre-emptive rights for stockholders and additional voting requirements in the case of transactions with a 15% stockholder, must be approved by two-thirds of the outstanding shares of First Decatur common stock that are not owned by any person who owns 15% or more of First Decatur's outstanding common stock.

         First Decatur's board of directors may adopt, amend or repeal First Decatur's bylaws by a majority vote of the entire board of directors. The bylaws may also be amended or repealed by action of First Decatur's stockholders.

DIRECTOR REMOVAL

         MAIN STREET. Main Street's articles provide that a director may be removed by the stockholders only for "cause" and by stockholder action at an annual meeting or at a special meeting of stockholders called for that purpose. Cause is defined in the articles as the conviction of a director by a court of a felony, or a court judgment that a director is liable for gross negligence or willful misconduct in the performance of his or her duty to the corporation, provided that this judgment is no longer appealable. The purpose of this provision is to prevent a majority stockholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that stockholder.

         This provision may have the effect of impeding efforts to gain control of the board of directors by anyone who obtains a controlling interest in BankIllinois Financial common stock.

         BANKILLINOIS FINANCIAL. BankIllinois Financial's certificate provides that a director may be removed from office at any time, but only for cause and only by the vote of the holders of at least 80% of BankIllinois Financial common stock that is eligible to be voted in the election of directors.

         FIRST DECATUR. Neither First Decatur's certificate or its bylaws contain any special provisions regarding the removal of a director from office. Delaware law provides that any director or the entire board of directors of First Decatur may be removed, with or without cause, by the holders of a majority of the shares of First Decatur common stock then entitled to vote at any election of directors.

LIMITATIONS ON DIRECTOR LIABILITY

         MAIN STREET. Main Street's articles provide that a director will not be personally liable to Main Street or its stockholders for monetary damages resulting from the director's breach of his or her duty of care to the fullest extent permitted by the Illinois Business Corporation Act. The Illinois Business Corporation Act permits a corporation to limit a director's personal liability to this extent, except:

     - for any breach of a director's duty of loyalty to Main Street or its stockholders;

     - for actions, or the failure to take actions, not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for liability of directors for the unlawful payment of dividends or unlawful stock repurchases; or

     - for any transactions from which the director derived any improper personal benefit.

         BANKILLINOIS FINANCIAL AND FIRST DECATUR. Each of our certificates provides substantially the same limitation on the personal liability of its directors as do Main Street's articles.

INDEMNIFICATION

         MAIN STREET. Under Illinois law, directors, officers, employees and agents of a corporation may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement under certain circumstances. In certain types of actions, suits or proceedings, whether they are civil, criminal, administrative or investigative (other than an action by, or in the right of the corporation, I.E., a "derivative action"), such individuals may be indemnified against individual liability if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) resulting from the defense or settlement of such actions. In the case of derivative actions, Illinois law requires court approval before there can be any indemnification when the person seeking indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits or otherwise of any claim or defense, indemnification is required for expenses (including attorneys' fees) actually and reasonably incurred.

         Expenses incurred by a director, officer, employee or agent of a corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount of any advance if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized by Illinois law.

         Main Street's articles and bylaws provide for the indemnification of its directors and officers, and of any person serving at the request of Main Street as a director, officer or partner of another enterprise, to the fullest extent permitted by Illinois law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Main Street under the provisions described above, Main Street has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

         BANKILLINOIS FINANCIAL AND FIRST DECATUR. We are each subject to the provisions of Delaware law with respect to indemnification. Delaware and Illinois law are substantially the same in this area, and our respective certificates contain substantially the same provisions governing indemnification as do Main Street's articles.

SPECIAL MEETINGS OF STOCKHOLDERS

         MAIN STREET. Special meetings of Main Street's stockholders may be called at any time for any purpose or purposes permitted by law and Main Street's articles by the President, a majority of the board of directors or the holders of not less than one-fifth of the shares entitled to vote on the matter.

         BANKILLINOIS FINANCIAL. A special meeting of BankIllinois Financial's stockholders may only be called by BankIllinois Financial's Chairman of the Board or President or by a majority of the entire
BankIllinois Financial board of directors.

         FIRST DECATUR. A special meeting of First Decatur's stockholders may only be called by First Decatur's President or by a majority of the entire First Decatur board of directors, or a majority of First Decatur's stockholders.

STOCKHOLDER NOMINATIONS AND PROPOSALS

         MAIN STREET. Main Street's bylaws provide that notice of any stockholder nomination of a director or proposal of a stockholder that is to be presented at any annual meeting of stockholders must be sent so it is received by Main Street not less than 120 days in advance of the anniversary date of the proxy statement issued in connection with the previous year's annual meeting. At any special meeting, the only business that may be conducted is the business specified in the notice calling that special meeting.

         BANKILLINOIS FINANCIAL. BankIllinois Financial's articles provide that a stockholder's notice of nomination of a director for elections at an annual meeting must generally be delivered to BankIllinois Financial not less than 40 nor more than 70 days in advance of the first anniversary of the preceding year's annual meeting. Stockholder nominations for directors to be elected at a special meeting at which directors are to be elected are timely generally if they are delivered to BankIllinois Financial no later than fourteen days after the earlier of the date on which public disclosure of the date of the special meeting and the nominees proposed by the BankIllinois Financial board is first made or the date on which notice of the special meeting is mailed to stockholders.

         FIRST DECATUR. First Decatur's bylaws do not contain any special provisions governing notice of any stockholder nomination or proposal for new business to be conducted at any annual meeting.

BUSINESS COMBINATIONS

         MAIN STREET. Subject to contrary provisions in a corporation's articles, the Illinois Business Corporation Act provides that a corporation may engage in any merger, consolidation or a sale or lease of all or substantially all of its assets if such transaction is approved by the corporation's board of directors and ratified by the vote of holders of two-thirds or more of the corporation's issued and outstanding shares of voting stock. Main Street's articles provide that holders of only a majority of Main Street common stock must approve this type of transaction.

         BANKILLINOIS FINANCIAL. Subject to different approvals for certain transactions described below, BankIllinois Financial's certificate provides that, until the annual meeting of stockholders to be held in 2002, the adoption of an agreement of merger, consolidation or the sale of substantially all of BankIllinois Financial's assets or the dissolution or liquidation (or revocation thereof) of BankIllinois Financial must be approved by a 66 2/3% vote of the entire board when there are no vacancies existing on the board.

         BankIllinois Financial's certificate also provides that certain extraordinary transactions with an Interested Party (a person or company, combined with its respective affiliates, that beneficially owns 10% or more of the outstanding shares of BankIllinois Financial common stock) must be approved by 80% of BankIllinois Financial's common stock other than that owned by the Interested Party. In general, this special voting requirement applies to any merger or consolidation of BankIllinois Financial with any Interested Party, any issuance of BankIllinois Financial's securities to an Interested Party or any transaction which has the effect of increasing the proportionate interest of any Interested Party in the equity securities of BankIllinois Financial or any liquidation or dissolution of BankIllinois Financial proposed by or on behalf of an Interested Party.

         This special 80% stockholder approval provision described above will not apply to any business transaction if the transaction has been approved by the BankIllinois Financial board of directors prior to the acquisition of beneficial ownership of 10% or more of BankIllinois Financial's common stock by the Interested Party; following the acquisition of beneficial ownership of 10% or more of BankIllinois Financial's common stock by the Interested Party, the business transaction is approved by a resolution adopted by 66 2/3% of those members of the BankIllinois Financial board who have no interest in the business transaction; or certain fair price and procedural requirements are met.

         The provisions in BankIllinois Financial's certificate dealing with Interested Parties may not be amended without the approval of 80% of BankIllinois Financial's common stock that is not beneficially owned by any Interested Party, unless such amendment is approved by a resolution adopted by 66 2/3% of those members of BankIllinois Financial's board who are not an Interested Party and do not have certain specified relationships with an Interested Party, in which case only a majority vote of BankIllinois Financial's common stock would be required to approve such amendment.

         FIRST DECATUR. First Decatur's certificate also provides that certain extraordinary transactions with an Interested Person (a person or company, combined with its respective affiliates, that beneficially owns 15% or more of the outstanding shares of First Decatur common stock) must be approved by more than two-thirds of First Decatur's common stock other than that owned by the Interested Person. In general, this special voting requirement applies to any merger or consolidation of First Decatur with any Interested Party, any sale, lease, exchange or other disposition with or to an Interested Person of more than 10% of the going concern value of First Decatur or any of its subsidiaries, or the sale or lease to an Interested Party of any of First Decatur's assets having an aggregate fair market value of more than $5 million in exchange for securities of the Interested Person.

         This more than two-thirds stockholder approval provision described above will not apply to any business transaction if the transaction has been approved by the First Decatur board of directors prior to the acquisition of beneficial ownership of 15% or more of First Decatur's common stock by the Interested Party. Any extraordinary transaction with an Interested Person must also meet certain fair price requirements unless it has been approved by more than two-thirds of First Decatur's common stock other than that owned by the Interested Person.

         The provisions in First Decatur's certificate dealing with Interested Persons may not be amended without the approval of more than two-thirds of First Decatur's common stock other than that owned by the Interested Person, unless such amendment is approved by a resolution adopted by 75% of the members of First Decatur's board at a time when there is no Interested Person. In this latter case, the amendment can be approved by the affirmative vote of holders of a majority of First Decatur's outstanding common stock.

DISSENTERS' RIGHTS OF APPRAISAL

         MAIN STREET. Under the Illinois Business Corporation Act, a stockholder is generally entitled to dissent from a corporate action and obtain payment of the fair value of his or her shares in certain events. These events generally include:

     - mergers, share exchanges and sales or leases of substantially all of the corporation's assets if the stockholder is entitled to vote on the transaction;

     - certain types of amendments of the corporation's articles that materially and adversely affect a stockholder's rights; or

     - other corporate actions taken pursuant to a stockholder vote, to the extent the articles, bylaws or a resolution of the board of directors provide for dissenters' rights (Main Street's articles and bylaws do not provide for any such additional dissenters' rights).

         BANKILLINOIS FINANCIAL AND FIRST DECATUR. Under Section 262 of the Delaware General Corporation Law, each of our respective stockholders is entitled to dissent from a merger or consolidation of the corporation and receive payment of the fair value of their stock, as determined by the Delaware Court of Chancery. Our respective stockholders do not have dissenters' appraisal rights with respect to any transaction involving the sale, lease or exchange of all or substantially all of the assets of their respective corporation.

DIVIDENDS

         MAIN STREET. Main Street's ability to pay dividends on its common stock is governed by Illinois corporate law. Under Illinois corporate law, dividends may be paid so long as after giving effect to their payment, the corporation would not be insolvent and the corporation's net assets would not be less than zero or less than the maximum amount necessary at the time of the payment of the dividends to satisfy the preferential rights upon dissolution to stockholders whose preferential rights are superior to those receiving the distribution.

         There are various statutory limitations that will limit the ability of Main Street's bank subsidiaries to pay dividends to Main Street. See "Certain Regulatory Considerations -- Payment of Dividends."

         BANKILLINOIS FINANCIAL AND FIRST DECATUR. Our ability to pay dividends on our common stock is governed by Delaware corporate law. Under Delaware corporate law, unless there are restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding years. Dividends may not be declared, however, if the corporation's capital is less than the amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

         Substantially all of the funds available for the payment by us come from the operations of our respective bank subsidiaries. There are various statutory limitations on the ability of these bank subsidiaries to pay dividends to us. See "Certain Regulatory Considerations -- Payment of Dividends."

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         BankIllinois Financial common stock is traded in the over-the-counter market and transactions are reported on the OTC Bulletin Board under the symbol "BIFC." First Decatur common stock is traded sporadically in the over-the-counter market and transactions (when they occur) are reported on the OTC Bulletin Board under the symbol "FDEC."

         The following table sets forth, for the indicated periods, the high and low closing sale prices for the BankIllinois Financial common stock and First Decatur common stock as reported on the OTC Bulletin Board, and the cash dividends declared per share on BankIllinois Financial common stock and First Decatur common stock for the indicated periods. The stock prices and dividend amounts have been restated to give effect to stock splits and stock dividends. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                        BankIllinois Financial                           First Decatur
                               -----------------------------------------    -----------------------------------------
                                                               Cash                                         Cash
                                      Price Range           Dividends              Price Range           Dividends
                                      -----------           Declared               --------------         Declared
                                   High          Low        Per Share           High          Low        Per Share
                                   ----          ---        ---------           ----          ---        ---------
1997
   First Quarter                  $14.25        $13.17        $0.00            $22.00        $19.50         $0.11
   Second Quarter                  15.42         14.39         0.00             20.50         20.00          0.11
   Third Quarter                   17.01         14.51         0.00             22.00         20.25          0.13
   Fourth Quarter                  19.73         16.33         0.07             20.75         20.75          0.13
                                                            ---------                                      -------
         Total                                                $0.07                                         $0.48
                                                            =========                                      =======


                                        BankIllinois Financial                           First Decatur
                               -----------------------------------------    -----------------------------------------
                                                               Cash                                         Cash
                                      Price Range           Dividends              Price Range           Dividends
                                      -----------           Declared               --------------         Declared
                                   High          Low        Per Share           High          Low        Per Share
                                   ----          ---        ---------           ----          ---        ---------
1998
   First Quarter                  $19.00        $16.84        $0.075           $28.3438      $21.50         $0.13
   Second Quarter                  21.43         19.05         0.075            28.00         25.00          0.13
   Third Quarter                   22.86         20.71         0.075            28.25         27.125         0.13
   Fourth Quarter                  22.14         20.48         0.075            29.00         27.00          0.13
                                                           -------------                                -------------
         Total                                                $0.300                                        $0.52
                                                           =============                                =============


1999
   First Quarter                  $21.09        $20.52        $0.08            $27.50        $27.50         $.13
   Second Quarter                  24.38         21.79         0.08             29.50         27.50          .13
   Third Quarter                   24.63         22.75         0.08             36.00         27.50          .13
   Fourth Quarter (through
   November 18, 1999)
                                   23.38         22.75         0.00                                         0.00
                                                           -------------                                -------------
         Total                                                $0.24                                        $0.39
                                                           =============                                =============


         On January 28, 2000, the last sale price of BankIllinois Financial common stock as reported on the OTC Bulletin Board was $21.125, and the last sale of First Decatur common stock of which management was aware was at $31.75 per share. The last sale of BankIllinois Financial common stock prior to the public announcement of the merger, of which management was aware, occurred on August 5, 1999, at a price of $23.75 per share, as reported on the OTC Bulletin Board. The last sale of First Decatur common stock prior to August 12, 1999, of which management was aware occurred on June 29, 1999, at a price of $28.00 per share.


         The holders of Main Street common stock will be entitled to receive dividends when and if declared by the board of directors out of funds legally available therefor. Although Main Street currently intends to continue to pay quarterly cash dividends on its common stock, there can be no assurance what Main Street's dividend policy will be after completion of the merger. The declaration and payment of dividends by Main Street will depend upon business conditions, operating results, capital and reserve requirements and the Main Street board of directors' consideration of other relevant factors.

         Upon completion of the merger, Main Street will be a legal entity separate and distinct from its subsidiaries and its revenues will depend in significant part on the payment of dividends and management fees from its subsidiary banks. Main Street's bank subsidiaries will be subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations -- Payment of Dividends."

                       BUSINESS OF BANKILLINOIS FINANCIAL

         BankIllinois Financial, headquartered in Champaign, Illinois, is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act. BankIllinois Financial conducts a complete range of commercial and personal banking activities and offers trust and investment services through its wholly owned bank subsidiary, BankIllinois, which operates eight banking offices in Champaign County, Illinois.

         BankIllinois Financial is a Delaware corporation and was incorporated on December 9, 1994, to become the bank holding company for its bank subsidiary. As of September 30, 1999, BankIllinois Financial had total consolidated assets of approximately $536.4 million, total consolidated loans of approximately $344.2 million, total consolidated deposits of approximately $394.6 million and total consolidated stockholders' equity of approximately $62.5 million.

         The principal executive offices of BankIllinois Financial are located at 100 West University Avenue, Champaign, Illinois, and its telephone number at such address is (217) 351-6500. Additional information with respect to BankIllinois Financial and its subsidiary is included elsewhere in this joint proxy statement-prospectus and in documents incorporated by reference in this joint proxy statement-prospectus. See "Where You Can Find More Information."

MANAGEMENT AND ADDITIONAL INFORMATION

         Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to BankIllinois Financial is incorporated by reference or set forth in BankIllinois Financial's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated herein by reference. Stockholders who wish to receive copies of such documents may contact BankIllinois Financial at its address or telephone number indicated under "Where You Can Find More Information."

                            BUSINESS OF FIRST DECATUR

         First Decatur, headquartered in Decatur, Illinois, is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act. First Decatur conducts a complete range of commercial and personal banking activities and offers trust and investment services through its two wholly owned bank subsidiaries, the First National Bank of Decatur, a national banking association with its main office located in Decatur, Illinois, and First Trust Bank of Shelbyville, an Illinois state bank with its main office located in Shelbyville, Illinois. First Decatur's two bank subsidiaries operate a total of eight banking offices in central Illinois. First Decatur also owns a retail payment processing subsidiary, FirsTech, Inc. FirsTech provides retail lockbox processing for organizations through its processing center in Decatur, Illinois.

         First Decatur is a Delaware corporation and was incorporated on February 28, 1980, to become the bank holding company for its Decatur bank subsidiary. As of September 30, 1999, First Decatur had total consolidated assets of approximately $479.9 million, total consolidated loans of approximately $244.1 million, total consolidated deposits of approximately $375.5 million and total consolidated stockholders' equity of approximately $54.2 million.

         The principal executive offices of First Decatur are located at 130 North Water Street, Decatur, Illinois, and its telephone number at such address is (217) 424-1111. Additional information with respect to First Decatur and its subsidiaries is included elsewhere in this joint proxy statement-prospectus and in documents incorporated by reference in this joint proxy statement-prospectus. See "Where You Can Find More Information."

MANAGEMENT AND ADDITIONAL INFORMATION

         Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Decatur is incorporated by reference or set forth in First Decatur's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated herein by reference. Stockholders who wish to receive copies of such documents may contact First Decatur at its address or telephone number indicated under "Where You Can Find More Information."


RECENT DEVELOPMENTS

         On January 12, 2000, First Decatur reported that it estimates that 1999 earnings, excluding one-time charges, increased 12.7% to a record $6.323 million compared to $5.611 million in 1998, or $2.29 per share compared to $1.95 in 1998. First Decatur took one-time charges of approximately $2.187 million net of income taxes which included non-cash expenses of approximately $0.5 million associated with terminating First Decatur's defined benefit retirement plan in anticipation of the merger and a non-cash liability of approximately $1.7 million recorded in connection with unresolved reconciliation differences involving FirsTech, both net of income taxes. Giving effect to these non-recurring items, First Decatur's 1999 estimated earnings were $4.136 million, or $1.50 per share.

                        CERTAIN REGULATORY CONSIDERATIONS

GENERAL

         Each of us is a bank holding company registered with the Federal Reserve, and Main Street has filed an application with the Federal Reserve for approval to become a bank holding company as a result of the merger. As such, each of us and our non-bank subsidiaries are subject, and the non-bank subsidiaries of Main Street after the completion of the merger will be subject, to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. The following discussion summarizes the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to us and Main Street. All of the general information related to the regulation of bank holding companies that is applicable to us will be applicable to Main Street after the completion of the merger. A more complete discussion of this regulatory framework is included in each of our 1998 Form 10-Ks. See "Where You Can Find More Information."

         Bank holding companies are required to obtain the prior approval of the Federal Reserve before they may:

     - acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank;

     -   acquire all or substantially all of the assets of any bank; or

     -   merge or consolidate with any other bank holding company.

         The Federal Reserve generally may not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. Nor can the Federal Reserve approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country or that would be in restraint of trade. But the Federal


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

Reserve may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweighs the anticompetitive effects of the proposed transaction. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below. Consideration of convenience and needs includes the parties' performance under the Community Reinvestment Act of 1977.

         Another factor that is gaining increasing scrutiny in the application process is the Year 2000 readiness of the parties involved in acquisition transactions. Banking organizations whose Year 2000 readiness is in less than satisfactory condition are undergoing special scrutiny in connection with acquisition transactions requiring regulatory approval, and may not be eligible to use expedited application procedures for acquisition transactions.

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), Main Street (after completion of the merger) and any other bank holding company may now acquire a bank located in any state, subject to certain deposit-percentage limitations, aging requirements and other restrictions. The Interstate Banking Act also generally permits a bank to branch interstate through acquisitions of banks in other states. By adopting legislation prior to June 1, 1997, a state had the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. Illinois did not opt out of this legislation.

         The Bank Holding Company Act will prohibit Main Street after the completion of the merger from:

     - engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries; and

     - acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

         In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits the Federal Reserve considers include greater convenience, increased competition or gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has determined the following, among others, to be permissible activities of bank holding companies:

     -    factoring accounts receivable;

     -    acquiring or servicing loans;

     -    leasing personal property;

     -    conducting discount securities brokerage activities;

     -    performing certain data processing services;

     - acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions; and

     -   performing certain insurance underwriting activities.


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         There are no territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such activity.

         The banks now owned by us, and that will be owned by Main Street after the completion of the merger, are members of the Federal Deposit Insurance Corporation. Their deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. Each bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The Federal Deposit Insurance Corporation and the applicable state authority in the case of state-chartered nonmember banks, and the Office of the Comptroller of the Currency in the case of national banks, supervise our bank subsidiaries. The regulatory agencies regularly examine the operations of such institutions and such examinations will continue after the completion of the merger. These regulatory agencies have authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

RECENT REGULATORY DEVELOPMENTS

         On November 12, 1999, President Clinton signed legislation that will allow bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is (i) financial in nature, (ii) incidental to any such financial activity or (iii) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others or safeguarding money or securities; underwriting and selling insurance; providing financial, investment or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve under section 4(c)(8) of the Bank Holding Company Act. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act.

         National banks are also authorized by the Gramm-Leach-Bliley Act to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance or annuity underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries). The act provides that state banks may invest in financial subsidiaries (assuming they have the requisite investment authority under applicable state law) subject to the same conditions that apply to national bank investments in financial subsidiaries.


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

         At this time, we are unable to predict the impact the Gramm-Leach-Bliley Act may have on Main Street and its subsidiaries.

PAYMENT OF DIVIDENDS

         Main Street is, and will continue to be after completion of the merger, a legal entity separate and distinct from its banking and other subsidiaries. Our principal sources of cash flow, and after completion of the merger, those of Main Street, including cash flow to pay dividends to our respective stockholders, is and will continue to be dividends from our subsidiary banks. There are statutory and regulatory provisions that currently limit the payment of dividends by our subsidiary banks to us, as well as by us to our respective stockholders. These provisions will continue in the same manner to limit the payment of dividends to and by Main Street.

         As to the payment of dividends, our state-chartered bank subsidiaries are subject, and will continue as subsidiaries of Main Street to be subject, to the laws and regulations of the Office of the Commissioner of Banks and Real Estate of the State of Illinois and to the regulations of the Federal Deposit Insurance Corporation, these banks' primary federal regulator. First Decatur's national bank subsidiary is, and will continue to be after completion of the merger, subject to the regulations of the Office of the Comptroller of the Currency.

         If the federal banking regulator determines that a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulator may require, after notice and hearing, that the bank cease and desist from such practice. Depending on the financial condition of the bank, an unsafe or unsound practice could include the payment of dividends. The federal banking agencies have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a bank may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

         At September 30, 1999, under dividend restrictions imposed under federal and state laws and without obtaining any governmental approvals, BankIllinois Financial's bank subsidiary could declare aggregate dividends to BankIllinois Financial of approximately $4.7 million and First Decatur's bank subsidiaries could declare aggregate dividends to First Decatur of approximately $19.0 million.

         The payment of dividends by us and our bank subsidiaries currently, and the payment by Main Street and its bank subsidiaries after completion of the merger, may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         We and our bank subsidiaries are required to comply, and after completion of the merger, Main Street and its banking subsidiaries will be required to comply, with the capital adequacy standards established by the Federal Reserve in the case of BankIllinois Financial, First Decatur and Main Street, and the appropriate federal banking regulator in the case of each subsidiary bank. There are two basic measures of capital adequacy for bank holding companies and the banks that they own: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum required ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total


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Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1999, BankIllinois Financial's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 17.90% and 16.60%, respectively; First Decatur's consolidated Total Capital Ratio and its Tier 1 Capital Ratio were 22.67% and 21.42%, respectively; and Main Street's consolidated Total Capital Ratio and its Tier 1 Capital Ratio on a pro forma basis were 19.49% and 18.24%, respectively.


         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum required ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 4.0%. The Leverage Ratios of BankIllinois Financial and First Decatur at September 30, 1999, were 11.60% and 11.67%, respectively. Main Street's Leverage Ratio on a pro forma basis at September 30, 1999, was 11.46%. The guidelines also provide that bank holding companies that experience internal growth or make acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.


         Each of our bank subsidiaries is currently, and after completion of the merger will continue to be, subject to risk-based and leverage capital requirements adopted by its federal banking regulator. Those requirements are substantially the same as those adopted by the Federal Reserve for bank holding companies. In addition, the capital requirements applicable to these bank subsidiaries contemplate that the bank regulators may establish higher capital requirements for a particular institution based upon the institution's risk profile including exposure to interest rate risk. Each of our bank subsidiaries was in compliance with those minimum capital requirements as of September 30, 1999. No federal banking agency has advised either of us or any of our bank subsidiaries of any specific minimum capital ratio requirement applicable to it.

         A bank that fails to meet its capital guidelines may be subject to a variety of enforcement remedies and certain other restrictions on its business. Remedies could include the issuance of a capital directive, the termination of deposit insurance by the Federal Deposit Insurance Corporation and a prohibition on the taking of brokered deposits. As described below, substantial additional restrictions can be imposed upon Federal Deposit Insurance Corporation-insured depository institutions that fail to meet their capital requirements.
See "-- Prompt Corrective Action."

         The capital requirements described above are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profile of individual institutions. For example, the regulations of the Federal Reserve, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency include provisions which require banks to calculate their exposure to increases and decreases in market interest rates and require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, each of us is expected to act as a source of financial strength for and commit its resources to support each of our respective subsidiary banks. This Federal Reserve policy will apply to Main Street and its subsidiary banks after completion of the merger. This support may be required at times when we or Main Street may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its bank subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of a bank holding company's bankruptcy, any commitment by the bank holding


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

company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         A depository institution insured by the Federal Deposit Insurance Corporation can be held liable for any loss incurred by, or reasonably expected to be incurred by, the Federal Deposit Insurance Corporation in connection with the default of a commonly controlled Federal Deposit Insurance Corporation-insured depository institution or any assistance provided by the Federal Deposit Insurance Corporation to any commonly controlled Federal Deposit Insurance Corporation-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The Federal Deposit Insurance Corporation's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. Our bank subsidiaries are, and after completion of the merger, the bank subsidiaries of Main Street banks will be, subject to these cross-guarantee provisions. As a result, any loss suffered by the Federal Deposit Insurance Corporation in respect of any of these banks would likely result in assertion of the cross-guarantee provisions, the assessment of estimated losses against their respective banking affiliates and a potential loss of their respective parent holding company's investments in its other banks.

PROMPT CORRECTIVE ACTION

         The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized). With respect to institutions in the three undercapitalized categories, the regulators must take certain supervisory actions, and are authorized to take other discretionary actions. The severity of the actions will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the Federal Deposit Insurance Corporation Improvement Act of 1991 requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified the relevant capital level for each category.

An institution is deemed to be WELL CAPITALIZED if it:

     -   has a Total Capital Ratio of 10% or greater;

     -   has a Tier 1 Capital Ratio of 6.0% or greater;

     -   has a Leverage Ratio of 5.0% or greater; and

     - is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by its federal banking agency.

An institution is considered to be ADEQUATELY CAPITALIZED if it has:

     -   a Total Capital Ratio of 8.0% or greater;

     -   a Tier 1 Capital Ratio of 4.0% or greater; and

     - a Leverage Ratio of 4.0% or greater (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or greater).


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

A depository institution is considered to be UNDERCAPITALIZED if it has:

     -   a Total Capital Ratio of less than 8.0%;

     -   a Tier 1 Capital Ratio of less than 4.0%; or

     - a Leverage Ratio of less than 4.0% (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or greater).

A depository institution is considered to be SIGNIFICANTLY UNDERCAPITALIZED if it has:

     -   a Total Capital Ratio of less than 6.0%;

     -   a Tier 1 Capital Ratio of less than 3.0%; or

     -   a Leverage Ratio of less than 3.0%.

An institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. "Tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets, with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. In addition, a bank holding company must guarantee that a subsidiary bank meets its capital restoration plan. This obligation to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. Except in accordance with an accepted capital restoration plan or with the approval of the Federal Deposit Insurance Corporation, an undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business. In addition, its primary federal banking regulator is given authority with respect to any undercapitalized institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution if it determines "that those actions are necessary to carry out the purpose" of Federal Deposit Insurance Corporation Act of 1991.

         For any institution that is significantly undercapitalized or undercapitalized and either fails to submit an acceptable capital restoration plan or fails to implement an approved capital restoration plan, its primary federal banking regulator must require the institution to take one or more of the following actions, as the regulator determines will best address the institution's capital problems:

     - sell enough shares, including voting shares, to become adequately capitalized;

     - merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver;

     -   restrict certain transactions with its banking affiliates;

     -   restrict transactions with bank or non-bank affiliates;

     - restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";


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

     -   restrict asset growth or reduce total assets;

     -   alter, reduce or terminate activities;

     -   hold a new election of directors;

     - dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

     -   employ "qualified" senior executive officers;

     -   cease accepting deposits from correspondent depository institutions;

     - divest certain nondepository affiliates which pose a danger to the institution; or

     -   be divested by a parent holding company.

In addition, without the prior approval of its federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

DEPOSIT INSURANCE

         As Federal Deposit Insurance Corporation-insured institutions, our bank subsidiaries are required to pay deposit insurance premium assessments to the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their respective levels of capital and results of supervisory evaluations. Institutions classified as well-capitalized (as defined by the Federal Deposit Insurance Corporation) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the Federal Deposit Insurance Corporation) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the Federal Deposit Insurance Corporation for each semi-annual assessment period. Bank Insurance Fund assessments currently range from 0% of deposits to 0.27% of deposits.

         The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution if it determines, after a hearing, that the institution (i) has engaged or is engaging in unsafe or unsound practices, (ii) is in an unsafe or unsound condition to continue operations or (iii) has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. We are not aware of any activity or condition that could result in termination of the deposit insurance of any of our bank subsidiaries.

THE FINANCING CORPORATION ASSESSMENTS

         Since 1987, a portion of the deposit insurance assessments paid by members of the Federal Deposit Insurance Corporation's Savings Association Insurance Fund has been used to cover interest payments due on the outstanding obligations of the Financing Corporation. The Financing Corporation was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the Savings Association Insurance Fund's predecessor insurance fund. As a result of federal legislation enacted in 1996, beginning as of January 1, 1997, both Savings Association Insurance Fund members and Bank Insurance Fund members became subject to assessments to cover the interest payments on outstanding The Financing Corporation obligations. These Financing Corporation assessments are in addition to amounts assessed by the Federal Deposit Insurance Corporation for deposit insurance.


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

Until January 1, 2000, the Financing Corporation assessments made against Bank Insurance Fund members may not exceed 20% of the amount of the Financing Corporation assessments made against Savings Association Insurance Fund members. Between January 1, 2000 and the final maturity of the outstanding the Financing Corporation obligations in 2019, Bank Insurance Fund members and Savings Association Insurance Fund members will share the cost of the interest on the Financing Corporation bonds on a PRO RATA basis. During 1999, the Financing Corporation assessment rate for Savings Association Insurance Fund members ranged between approximately 0.058% of deposits and approximately 0.061% of deposits, while the Financing Corporation assessment rate for Bank Insurance Fund members was approximately 0.012% of deposits.

INSIDER TRANSACTIONS

         Our respective bank subsidiaries are subject to certain restrictions imposed by federal law on extensions of credit to us and our other subsidiaries, on investments in the stock or other securities we or our other subsidiaries issue and the acceptance of the stock or other securities issued by us or our other subsidiaries as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by our bank subsidiaries to their respective directors and officers, to our directors and officers and the directors and officers of our other subsidiaries, to our principal stockholders, and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which our directors, officers and principal stockholders and the directors and officers of our other subsidiaries may obtain credit from banks with which our respective bank subsidiaries maintain correspondent relationships.

                    DESCRIPTION OF MAIN STREET CAPITAL STOCK

         Main Street's articles currently authorize the issuance of 1,000 shares of Main Street common stock and no shares of Main Street Preferred Stock. On the date of this joint proxy statement-prospectus, 1,000 shares of Main Street common stock were outstanding (500 held by each of us) and no shares of preferred stock, were outstanding. Main Street expects to issue approximately 10,100,000 shares of Main Street common stock in connection with the merger, and to reserve approximately 600,000 shares of Main Street common stock for the exercise of converted stock options.

         THE CAPITAL STOCK OF MAIN STREET DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

MAIN STREET COMMON STOCK

         GENERAL. Shares of Main Street common stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the Main Street board of directors may deem advisable, subject to such limitations as may be set forth in the laws of the State of Illinois or Main Street's articles or bylaws. BankIllinois, BankIllinois Financial's state bank subsidiary, will be the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of Main Street common stock. Its address is BankIllinois, 100 West University Avenue, Champaign, Illinois 61820.

         DIVIDENDS. Subject to the preferential rights of any outstanding shares of Main Street preferred stock, the holders of Main Street common stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by Main Street's board of directors.

         Main Street has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on Main Street common stock and Main Street preferred stock. Main Street has no such arrangements in effect at the date hereof.

         LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of Main Street, after distribution in full of the preferential amounts required to be distributed


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

to holders of any Main Street preferred stock, holders of Main Street common stock will be entitled to receive all of the remaining assets of Main Street, of whatever kind, available for distribution to stockholders ratably in proportion to the number of shares of Main Street common stock held. The Main Street board of directors may distribute in kind to the holders of Main Street common stock such remaining assets of Main Street or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Main Street common stock.

         Because Main Street is a holding company, its right and the rights of its creditors and stockholders, including the holders of Main Street preferred stock, if any, and Main Street common stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that Main Street itself may be a creditor having recognized claims against such subsidiary.

         For a further description of Main Street common stock, see "Effect of the Merger on Rights of Stockholders."

                                  OTHER MATTERS

         As of the date of this joint proxy statement-prospectus, each of our boards of directors knows of no matters that will be presented for consideration at the special meeting of our respective stockholders other than as described in this joint proxy statement-prospectus. However, if any other matters properly come before the BankIllinois Financial or First Decatur special meeting or any adjournment or postponement of the special meeting and are voted upon, the enclosed proxy will be deemed to confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy as to any such matters.

                              STOCKHOLDER PROPOSALS

         Main Street expects to hold its next annual meeting of stockholders in late May or June, 2000, after the merger. Under Securities and Exchange Commission rules, proposals of Main Street stockholders intended to be presented at that meeting must be received by Main Street at its principal executive offices no later than March 31, 2000. It is not currently anticipated that either BankIllinois Financial or First Decatur will hold its respective annual meeting in 2000, unless the merger has not been completed or the Agreement has been terminated.


                                     EXPERTS

         The consolidated financial statements of BankIllinois Financial and subsidiary incorporated in this joint proxy statement-prospectus by reference to BankIllinois Financial's annual report on Form 10-K for the year ended December 31, 1998, have been audited by McGladrey & Pullen LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of First Decatur and subsidiaries incorporated in this joint proxy statement-prospectus by reference to First Decatur's annual report on Form 10-K for the year ended December 31, 1998, have been audited by Olive LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                CERTAIN OPINIONS

         The legality of the Main Street common stock to be issued as a result of the merger will be passed upon for Main Street by Barack Ferrazzano Kirschbaum Perlman & Nagelberg, 333 West Wacker Drive, Chicago, Illinois 60606. Certain legal matters in connection with the merger will be passed upon for First Decatur by

Howard & Howard Attorneys P.C., 321 Liberty Street, Suite 200, Peoria, Illinois 61602, and for BankIllinois Financial by Barack Ferrazzano.

         RSM McGladrey, Inc. has delivered an opinion to us concerning material federal income tax consequences of the Merger. See "Description of Transaction -- Material Federal Income Tax Consequences of the Merger."

                       WHERE YOU CAN FIND MORE INFORMATION

         We each file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the Securities and Exchange Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         Main Street filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the Main Street common stock offered to our stockholders. The registration statement contains additional information about Main Street and the Main Street common stock. The Securities and Exchange Commission allows Main Street to omit certain information included in the registration statement from this joint proxy statement-prospectus. The registration statement may be inspected and copied at the Securities and Exchange Commission's public reference facilities described above. The registration statement is also available on the Securities and Exchange Commission's internet site.

         This joint proxy statement-prospectus incorporates important business and financial information about us that is not included in or delivered with this joint proxy statement-prospectus. The following documents filed with the Securities and Exchange Commission by BankIllinois Financial are incorporated by reference in this joint proxy statement-prospectus (Securities and Exchange Commission File No. 33-90342):

         (1) BankIllinois Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         (2) BankIllinois Financial's Quarterly Report on Form 10-Q for the three months ended March 31, 1999;

         (3) BankIllinois Financial's Quarterly Report on Form 10-Q for the six months ended June 30, 1999;

         (4) BankIllinois Financial's Quarterly Report on Form 10-Q for the nine months ended September 30, 1999; and

         (5) BankIllinois Financial's Current Report on Form 8-K dated August 17, 1999;

         The following documents filed with the Securities and Exchange Commission by First Decatur are incorporated by reference in this Proxy Statement (Securities and Exchange Commission File No. 2-80333):


         (1) First Decatur's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         (2) First Decatur's Quarterly Report on Form 10-Q for the three months ended March 31, 1999;

         (3) First Decatur's Quarterly Report on Form 10-Q for the six months ended June 30, 1999;

         (4) First Decatur's Quarterly Report on Form 10-Q for the nine months ended September 30, 1999;


         (5)      First Decatur's Current Report on Form 8-K dated August 17,
                  1999; and


         (6)      First Decatur's Current Report on Form 8-K dated January 13,
                  2000.

         We also incorporate by reference additional documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement-prospectus and prior to final adjournment of our respective special meetings. Any statement contained in this joint proxy statement-prospectus or in a document incorporated or deemed to be incorporated by reference in this joint proxy statement-prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.

         You may obtain copies of the information incorporated by reference in this joint proxy statement-prospectus upon written or oral request. The inside front cover of this joint proxy statement-prospectus contains information about how such requests should be made.

         All information contained in this joint proxy statement-prospectus or incorporated herein by reference with respect to BankIllinois Financial was supplied by BankIllinois Financial, and all information contained in this joint proxy statement-prospectus or incorporated herein by reference with respect to First Decatur was supplied by First Decatur.

                                                              APPENDIX A





                            AGREEMENT AND PLAN OF MERGER

                                    BY AND AMONG

                          FIRST DECATUR BANCSHARES, INC.,

                         BANKILLINOIS FINANCIAL CORPORATION

                                        AND

                              MAIN STREET TRUST, INC.







                                  AUGUST 12, 1999

                            AGREEMENT AND PLAN OF MERGER

       THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of this 12th day of August, 1999, among FIRST DECATUR BANCSHARES, INC., a Delaware corporation ("FDB"), BANKILLINOIS FINANCIAL CORPORATION, a Delaware corporation ("BIF"), and MAIN STREET TRUST, INC., an Illinois corporation ("Newco").

                                      RECITALS

       A. FDB and BIF each desire to merge with and into Newco (the "Merger") with Newco as the resulting corporation (the "Resulting
Corporation").

       B. Pursuant to the terms of this Agreement, each outstanding share of the common stock of FDB, $0.01 par value per share ("FDB Common Stock"), and each outstanding share of the common stock of BIF, $0.01 par value per share ("BIF Common Stock"), shall be converted into the right to receive and be exchangeable for the number of shares of the common stock of Newco, $0.01 par value per share ("Newco Common Stock"), provided for herein at the time of the closing of the Merger (the "Closing").

                                     AGREEMENTS

       In consideration of the mutual covenants, representations and warranties contained herein, the parties agree as follows:

                                     ARTICLE 1

                                    DEFINITIONS

       SECTION 1.1 DEFINITIONS. The following terms, when used herein and unless the context clearly requires otherwise, shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

       "Affiliate" shall have the meaning provided in Rule 144 promulgated under the Securities Act.

       "Agreement" shall mean this Agreement and Plan of Merger.

       "Articles of Merger" shall mean the articles of merger filed by FDB, BIF and Newco with the Secretary of State of the State of Illinois pursuant to SECTION 2.9(b).

       "BCA" shall mean the Illinois Business Corporation Act of 1983, as amended.

       "BHCA" shall mean the federal Bank Holding Company Act of 1956, as amended.

       "BIF" shall mean BankIllinois Financial Corporation, a Delaware corporation.

       "BIF Common Stock" shall mean the common stock of BIF, $0.01 par value per share.

       "BIF Employee Benefit Plans" shall have the meaning provided in
SECTION 4.10(d).

       "BIF Exchange Ratio" shall have the meaning provided in SECTION 3.2(a).

       "BIF Exchange Shares" shall have the meaning provided in SECTION
3.2(a).

       "BIF Financial Statements" shall have the meaning provided in SECTION
4.9.

       "BIF Subsidiary" shall mean any Subsidiary of BIF.

       "BIF Transactional Expenses" shall mean all fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by BIF in connection with this Agreement and the transactions contemplated hereby, BIF's costs of preparing, printing and mailing the Proxy Statement-Prospectus, and all other non-payroll related costs and expenses owed or paid by BIF to third parties in connection with this Agreement and the transactions contemplated hereby.

       "BKI" shall mean BankIllinois, an Illinois state bank with its main office located in Champaign, Illinois, and a wholly-owned Subsidiary of BIF.

       "Blue Sky Laws" shall mean the securities or blue sky laws of the various states and all regulations promulgated thereunder.

       "Business Day" shall mean any day on which the trading of stocks occurs on the New York Stock Exchange.

       "Call Report" shall mean the Consolidated Report of Condition and Income of a bank.

       "Certificate" shall mean a stock certificate representing an outstanding share or outstanding shares of either FDB Common Stock or BIF Common Stock.

        "Closing" shall mean the closing of the Merger and all other transactions contemplated by this Agreement.

       "Closing Date" shall mean the day the Closing occurs.

       "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder.

       "Commissioner" shall mean the Commissioner of the Office of Banks and Real Estate of the State of Illinois.

       "Competing BIF Proposal" shall have the meaning provided in SECTION
6.9.

       "Competing FDB Proposal" shall have the meaning provided in SECTION
7.9.

       "Delaware Code" shall mean the General Corporation Law of the State of Delaware, as amended.

       "Dissenting Shares" shall have the meaning set forth in SECTION 3.5.

       "Effective Time" shall have the meaning provided in SECTION 2.9(b).

       "Environmental Laws" shall mean those statutes, regulations, rules, ordinances, orders, restrictions and requirements relating to the protection of the environment described in SECTION 4.22.

       "Environmental Report" shall have the meaning set forth in SECTION 6.7.

       "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

       "ERISA Affiliate" shall mean with respect to FDB or BIF, any person (as defined in Section 3(9) of ERISA) which together with FDB or BIF, respectively, or any of its respective Subsidiaries would be a member of the same "controlled group" within the meaning of Section 414(b), (m), (c) and
(o) of the Code.

       "Exchange Agent" shall have the meaning provided in SECTION 3.3(a).

       "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System.

       "FDB" shall mean First Decatur Bancshares, Inc., a Delaware corporation.

       "FDB Common Stock" shall mean the common stock of FDB, $0.01 par value per share.

       "FDB Employee Benefit Plans" shall have the meaning provided in
SECTION 5.10(d).

       "FDB Exchange Ratio" shall have the meaning provided in SECTION 3.2(a).

       "FDB Exchange Shares" shall have the meaning provided in SECTION
3.2(a).

       "FDB Financial Statements" shall have the meaning provided in SECTION
5.9.

       "FDB Subsidiary" shall mean any Subsidiary of FDB.

       "FDB Transactional Expenses" shall mean all fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by FDB in connection with this Agreement and the transactions contemplated hereby, FDB's costs of preparing, printing and mailing the Proxy Statement-Prospectus, and all other non-payroll related costs and expenses owed or paid by FDB to third parties in connection with this Agreement and the transactions contemplated hereby.

       "FirsTech" shall mean FirsTech, Inc., a Delaware corporation, and a wholly-owned Subsidiary of FDB.

       "First Trust" shall mean the First Trust Bank of Shelbyville, an Illinois state bank with its main office located in Shelbyville, Illinois, and a wholly-owned Subsidiary of FDB.

       "FNB" shall mean The First National Bank of Decatur, a national banking association with its main office located in Decatur, Illinois, and a wholly-owned Subsidiary of FDB.

       "Illinois Act" shall mean the Illinois Bank Holding Company Act of 1957, as amended.

       "IRS" shall mean the United States Internal Revenue Service.

       "Letter of Transmittal" shall have the meaning set forth in SECTION
3.3.

       "Material Adverse Effect" or "Material Adverse Change" with respect to a Person (other than an individual) means a material adverse effect on or material adverse change in the consolidated financial condition, assets or business of such Person and its Subsidiaries, if any, but not including the effect of any change of law, rule or regulation or economic event affecting financial institutions generally.

       "Merger" shall mean the merger of FDB and BIF with and into Newco.

       "Merging Corporations" shall collectively mean FDB, BIF and Newco.

       "Newco Common Stock" shall mean the common stock of Newco, $0.01 par value per share.

       "OCC" shall mean the Office of the Comptroller of the Currency.

       "Person" shall mean any individual, partnership, joint venture, firm, corporation, association, trust or other enterprise or any government or political subdivision or any agency, department or instrumentality thereof.

       "Proxy Statement-Prospectus" shall have the meaning provided in
SECTION 11.1.

       "Registration Statement" shall have the meaning provided in SECTION
11.1.

       "Resulting Corporation" shall mean Newco, the corporation resulting from the merger of FDB and BIF with and into Newco.

       "SEC" shall mean the Securities and Exchange Commission.

       "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

       "Subsequent BIF Financial Statements" shall have the meaning provided in SECTION 6.3.

       "Subsequent FDB Financial Statements" shall have the meaning provided in SECTION 7.3.

       "Subsidiary" shall mean, as to any Person: (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest at the time.

       "Superior BIF Proposal" shall have the meaning provided in SECTION
13.1(g).

       "Superior FDB Proposal" shall have the meaning provided in SECTION
13.1(h).

       "Termination Date" shall mean July 1, 2000, or such later date as shall have been agreed to in writing by the parties.

       "TIA Agreement" shall mean that certain Asset Purchase Agreement between BKI and Trust and Investment Advisors, Inc. providing for the acquisition by BKI or TIA Corp, as BKI's assignee, of certain assets which it will utilize in establishing and maintaining an investment advisory business.

       "TIA Corp" shall mean TIA Acquisition Corporation, an Indiana corporation and a wholly-owned subsidiary of BIF.

       "Unsolicited BIF Proposal" shall have the meaning provided in SECTION
6.9.

       "Unsolicited FDB Proposal" shall have the meaning provided in SECTION
7.9.

       SECTION 1.2 PRINCIPLES OF CONSTRUCTION. (a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor's sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding"; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Decatur, Illinois time;
(vi) "including" means "including, but not limited to"; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances require; and (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions.

       (b) The Book of Schedules of each of FDB and BIF referred to in this Agreement shall consist of the information, agreements and other documentation described and referred to in this Agreement as being included in the Book of Schedules with respect to such party, which Book of Schedules were delivered by each of FDB and BIF to the other not less than five (5) Business Days before the date of this Agreement. Disclosure of any fact or item in any Schedule or Exhibit hereto referenced by a particular paragraph or section in this Agreement shall, should the existence of the fact or item or its contents be relevant to any other paragraph or section, be deemed to be disclosed with respect to that other paragraph or section whether or not an explicit cross-reference appears.

       (c) All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles in the United States consistent with those used in the preparation of the most recent audited consolidated financial statements of FDB or BIF, as the case may be.

                                     ARTICLE 2

                                     THE MERGER

       SECTION 2.1 MANNER OF MERGER. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), FDB and BIF shall be merged with and into Newco pursuant to the provisions of, and with the effect provided in the BCA, and Newco shall be the corporation resulting from such merger. As a result of the Merger, each share of FDB Common Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares held by FDB stockholders or as otherwise provided herein, and each share of BIF Common Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares held by BIF stockholders or as otherwise provided herein, will be converted into the right to receive the number of shares of Newco Common Stock in accordance with the FDB Exchange Ratio and the BIF Exchange Ratio, respectively, set forth in SECTION 3.2(a).

       SECTION 2.2 EFFECT OF MERGER. (a) At the Effective Time, BIF and FDB shall be merged with and into Newco and Newco Corp shall be the Surviving Corporation. BFI, FDB and Newco are sometimes referred to collectively herein as the "Merging Corporations."

       (b) Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, as of a public or a private nature, of each of the Merging Corporations, and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, and all other choses in action, and all and every other interest, of or belonging to or due to each of the Merging Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in any of such corporations shall not revert or be in any way impaired by reason of the Merger. Upon the terms and subject to the conditions of this Agreement, the Surviving Corporation shall assume and thenceforth be responsible and liable for all the liabilities and obligations (including all obligations of indemnification, if any) of each of the Merging Corporations, and any claim existing or action or proceeding pending by or against any of the Merging Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place. Neither rights of creditors nor any liens upon the property of any of the Merging Corporations shall be impaired by the Merger.

       SECTION 2.3 AMENDED AND RESTATED ARTICLES OF INCORPORATION. At the Effective Time, an amendment and restatement of the articles of incorporation of Newco substantially in the form attached as EXHIBIT A shall be filed with the Secretary of State of the State of Illinois, and such amended and restated articles of incorporation shall thereafter represent the articles of incorporation of the Resulting Corporation until amended as provided by law.

       SECTION 2.4 BYLAWS. The bylaws of Newco, in the form attached as EXHIBIT B, shall be the bylaws of the Resulting Corporation until amended as provided by law.

       SECTION 2.5 DIRECTORS AND OFFICERS. From and after the Effective Time, the directors and executive officers of the Resulting Corporation shall be as set forth in EXHIBIT C, with the directors divided into Class I and Class II of four (4) members each, and Class III of five (5) members. Such directors and executive officers shall serve until their successors shall have been elected or appointed and shall have qualified in accordance with the BCA and the articles of incorporation and bylaws of the Resulting Corporation.

       SECTION 2.6 FDB'S DELIVERIES AT CLOSING. At the Closing, FDB shall deliver, or cause to be delivered to BIF the following items:

       (a) a good standing certificate for each of FDB and FirsTech, in each case issued by the Secretary of State of each of the States of Delaware and Illinois and dated in not more than fifteen (15) Business Days prior to the Closing Date, as defined below;

       (b) a good standing certificate for FNB issued by the OCC and dated not more than fifteen (15) Business Days prior to the Closing Date;

       (c) a good standing certificate for First Trust issued by the Commissioner and dated not more than fifteen (15) Business Days prior to the Closing Date;

       (d) a copy of the certificate of incorporation of each of FDB and FirsTech, in each case certified not more than fifteen (15) Business Days prior to the Closing Date by the Secretary of State of the State of Delaware;

       (e) a copy of the articles of association of FNB certified not more that fifteen (15) Business Days prior to the Closing Date by the OCC;

       (f) a copy of the charter of First Trust certified not more that fifteen (15) Business Days prior to the Closing Date by the Commissioner;

       (g) a certificate of the Secretary or any Assistant Secretary of each of FDB and FirsTech, in each case dated the Closing Date and certifying a copy of their respective bylaws;

       (h) a certificate of the Cashier or any Assistant Cashier of each of FNB and First Trust, in each case dated the Closing Date and certifying a copy of their respective bylaws;

       (i) copies of resolutions of the board of directors of FDB authorizing and approving this Agreement and the consummation of the transactions contemplated hereby, certified as of the Closing Date by the Secretary or any Assistant Secretary of FDB;

       (j)    the certificates contemplated by SECTION 8.1 and SECTION 8.2;

       (k) a list of FDB's stockholders as of the Closing Date certified by the Secretary or any Assistant Secretary of FDB;

       (l) a legal opinion of FDB's counsel, Howard & Howard Attorneys, P.C., dated the Closing Date to the effect set forth in EXHIBIT D attached hereto; and

       (m) such other documents as BIF or its counsel shall reasonably request.

       SECTION 2.7 BIF'S DELIVERIES AT CLOSING. At the Closing, BIF shall deliver, or cause to be delivered to FDB the following items:

       (a) a good standing certificate for BIF issued by the Secretary of State of the States of Delaware and Illinois, and a good standing certificate for TIA Corp issued by the Secretary of State of the States of Indiana and Illinois, in each case dated not more than fifteen (15) Business Days prior to the Closing Date;

       (b) a good standing certificate for BKI, issued by the Commissioner and dated not more than fifteen (15) Business Days prior to the Closing Date;

       (c) a copy of the certificate or articles of incorporation, as the case may be, of each of BIF and TIA Corp, in each case certified not more than fifteen (15) Business Days prior to the Closing Date by the Secretary of State of the States of Delaware and Indiana, respectively;

       (d)    a copy of the charter of BKI certified not more that fifteen
(15) Business Days prior to the Closing Date by the Commissioner;

       (e) a certificate of the Secretary or any Assistant Secretary of each of BIF and TIA Corp, in each case dated the Closing Date certifying a copy of their respective bylaws;

       (f) a certificate of the Cashier or any Assistant Cashier of BKI dated the Closing Date certifying a copy of the bylaws of BKI;

       (g) copies of resolutions of the board of directors of BIF authorizing and approving this Agreement and the consummation of the transactions contemplated hereby, certified as of the Closing Date by the Secretary or any Assistant Secretary of BIF;

       (h)    the certificates contemplated by SECTION 9.1 and SECTION 9.2;

       (i) a list of BIF's stockholders as of the Closing Date certified by the Secretary or any Assistant Secretary of BIF;

       (j) a legal opinion of BIF's counsel, Barack Ferrazzano Kirschbaum Perlman & Nagelberg, dated the Closing Date to the effect set forth in EXHIBIT E attached hereto; and

       (k) such other documents as FDB or its counsel shall reasonably request.

       SECTION 2.8 NEWCO'S DELIVERIES AT CLOSING. At the Closing, Newco shall deliver, or cause to be delivered to BIF and FDB the following items:

       (a) a good standing certificate for Newco issued by the Secretary of State of the State of Illinois and dated not more than fifteen (15) Business Days prior to the Closing Date,

       (b) a copy of the articles of incorporation of Newco certified not more than fifteen (15) Business Days prior to the Closing Date by the Secretary of State of the State of Illinois;

       (c) a certificate of the Secretary or any Assistant Secretary of Newco dated the Closing Date certifying a copy of the bylaws of Newco;

       (d) copies of resolutions of the board of directors of Newco authorizing and approving this Agreement and the consummation of the transactions contemplated hereby, certified as of the Closing Date by the Secretary or any Assistant Secretary of Newco;

       (e) a certificate of the President or any Vice President and the Secretary or any Assistant Secretary of Newco dated the Closing Date certifying that: (i) there have been no further amendments to the articles of incorporation delivered pursuant to subsection (b) of this Section; (ii) all of the representations and warranties of Newco set forth in this Agreement are true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date; and (iii) Newco has performed or complied with all of the covenants and obligations to be performed or complied with by Newco under the terms of this Agreement on or prior to the Closing Date; and

       (f) such other documents as BIF, FDB or the counsel of either shall reasonably request.

       SECTION 2.9 CLOSING; EFFECTIVE TIME. (a) The Closing shall be on a date agreed to by the parties hereto, and in the event the parties fail to so agree, the Closing shall take place on the last Business Day of the calendar month in which all of the following conditions are satisfied: (i) the receipt of the last required regulatory approval of the Merger; (ii) the expiration of the last requisite waiting period; and (iii) the satisfaction or waiver in writing of all of the conditions provided for in Articles 8, 9 and 10; whichever is later (the "Closing Date").

       (b) The parties hereto agree to file on the Closing Date the appropriate articles of merger, as contemplated by Section 11.25 of the BCA, with the Secretary of State of the State of Illinois, and an appropriate certificate of merger, as contemplated by Section 252(c) of the Delaware Code, with the Secretary of State of the State of Delaware. The Merger shall be effective at the time and on the date agreed to by the parties hereto, and in the event the parties fail to so agree, at 12:01 a.m. of the day following the later of the dates on which the Secretary of State of the State of Illinois issues a certificate of Merger, or the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, as the case may be (the "Effective Time").

       (c) The Closing shall take place at 10:00 a.m. on the Closing Date, at such place as the parties hereto may mutually agree, and in the event they fail to agree, at the main banking offices of FNB.

       SECTION 2.10 CONFIRMING DUE DILIGENCE. (a) Immediately after the execution of this Agreement, FDB shall initiate an additional pre-acquisition investigation and review of the books, records and facilities of BIF and its Subsidiaries and will complete such pre-acquisition investigation not later than thirty (30) days following the date of this Agreement. FDB shall have the right to terminate this Agreement by giving written notice of its election to terminate to BIF, together with a brief statement of the reason therefor, by 5:00 p.m. on or before the thirtieth (30th) day after the date of this Agreement in the event that such pre-acquisition investigation and review discloses matters not previously disclosed to FDB which FDB in good faith believes either: (i) violate or contravene in a material and adverse respect any of the representations and warranties of BIF contained in this Agreement or in any of the Schedules hereto provided by BIF; or (ii) could reasonably be expected to have a Material Adverse Effect on BIF, and which in either case of item (i) or (ii) has not been cured within ten (10) Business Days of receipt of such written notice from FDB. Nothing in this Section shall limit in any respect any other right or basis that FDB may then or thereafter have to terminate this Agreement by reason of any breach hereof by BIF or any breach or inaccuracy of any of the aforesaid representations and warranties of BIF.

       (b) Immediately after the execution of this Agreement, BIF shall initiate an additional pre-acquisition investigation and review of the books, records and facilities of FDB and its Subsidiaries and will complete such pre-acquisition investigation not later than thirty (30) days following the date of this Agreement. BIF shall have the right to terminate this Agreement by giving written notice of its election to terminate to FDB, together with a brief statement of the reason therefor, by 5:00 p.m. on or before the thirtieth (30th) day after the date of this Agreement in the event that such pre-acquisition investigation and review discloses matters not previously disclosed to BIF which BIF in good faith believe either: (i) violate or contravene in a material and adverse respect any of the representations and warranties of FDB contained in this Agreement or in any of the Schedules hereto provided by FDB; or (ii) could reasonably be expected to have a Material Adverse Effect on FDB, and which in either case of item (i) or (ii) has not been cured within ten (10) Business Days of receipt of such written notice from BIF. Nothing in this Section shall limit in any respect any other right or basis that BIF may then or thereafter have to terminate this Agreement by reason of any breach hereof by FDB or any breach or inaccuracy of any of the aforesaid representations and warranties of FDB.

                                     ARTICLE 3

                                TREATMENT OF SHARES

       SECTION 3.1 TREATMENT OF NEWCO, FDB AND BIF COMMON STOCK. Each share of Newco Common Stock which is issued and outstanding immediately prior to the Effective Time shall at the Effective Time be cancelled without consideration and without any action required on the part of FDB or BIF, as the holders thereof. Each share of FDB Common Stock and each share of BIF Common Stock which is issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and shall thereafter represent the right to receive the number of shares of Newco Common Stock as is set forth in SECTION 3.2(a).

       SECTION 3.2 EXCHANGE RATIOS. (a) Subject to the provisions of this Article, by virtue of the Merger and without any action on the part of the holder thereof, at the Effective Time, (i) each share of FDB Common Stock issued and outstanding immediately prior to the Effective Time shall become and automatically be converted into 1.638 shares of Newco Common Stock (the "FDB Exchange Ratio") and shall thereafter represent the right to receive and be exchangeable for such number of shares, rounded to the nearest hundredth of a share (subject to the provisions of SECTIONS 3.2(b) AND (c)), of Newco Common Stock (the "FDB Exchange Shares"), and (ii) each share of BIF Common Stock issued and outstanding immediately prior to the Effective Time shall become and automatically be converted into one (1) share of Newco Common Stock (the "BIF Exchange Ratio") and shall thereafter represent the right to receive and be exchangeable for such number of shares, rounded to the nearest hundredth of a share (subject to the provisions of SECTIONS 3.2(b) AND (c), of Newco Common Stock (the "BIF Exchange Shares").

       (b) After the Effective Time, no holder of FDB Common Stock or BIF Common Stock which is issued and outstanding immediately prior to the Effective Time will have any rights in respect of such FDB Common Stock or BIF Common Stock, respectively, except: (i) to receive shares of Newco Common Stock for the shares of FDB Common Stock or BIF Common Stock, respectively, converted as provided in this SECTION 3.2(a), plus an amount in cash, as provided below, for any fractional share of Newco Common Stock which such holder would have been entitled to receive; or (ii) to receive payment for such shares of FDB Common Stock or BIF Common Stock, respectively, in the manner and to the extent provided in Section 262 of the Delaware Code.

       SECTION 3.3 STEPS OF TRANSACTION. (a) On the date agreed to by the parties hereto, and in the event the parties fail to so agree, the date which is ten (10) Business Days prior to the Closing, the Exchange Agent shall mail or cause to be mailed to each then current holder of record of a certificate or certificates representing outstanding shares of either FDB Common Stock or BIF Common Stock (the "Certificates") a form of transmittal letter (the "Letter of Transmittal") which shall provide instructions for the transmittal of the Certificates and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or a lost certificate affidavit and a bond in a form reasonably acceptable to Newco). Pursuant to the terms of an exchange agent agreement in the form attached as EXHIBIT F, BKI shall serve as exchange agent (the "Exchange Agent") for the parties to effect the surrender of the Certificates in exchange for Newco Common Stock.
FDB and BIF agree to cause the Exchange Agent to use all reasonable efforts to mail or cause to be mailed the Letter of Transmittal to all Persons who become holders of FDB Common Stock or BIF Common Stock, respectively, subsequent to the date the Letter of Transmittal was first mailed to FDB and BIF stockholders, respectively, and by 5:00 p.m. on the date which is five
(5) Business Days prior to the Closing Date.

       (b) As promptly as practicable, BIF and FDB shall cause the Exchange Agent to deliver to each holder of FDB Common Stock or BIF Common Stock who has previously submitted an effective Letter of Transmittal accompanied by the Certificates covered by such Letter of Transmittal: (i) certificates representing the number of whole shares of Newco Common Stock into which the shares of FDB Common Stock or BIF Common Stock previously represented by the Certificates so surrendered were converted; plus (ii) an amount in cash, as provided below, for any fractional share of Newco Common Stock which such holder would have been entitled to receive.

       (c) As promptly as practicable after the Effective Time, the Exchange Agent shall send to each holder of record of FDB Common Stock or BIF Common Stock immediately prior to the Effective Time who has not previously submitted his or her Certificates, additional transmittal materials for use in surrendering such Certificates to the Exchange Agent and instructions for use in effecting such surrender in exchange for shares of Newco Common Stock.

       (d) No dividends or other distributions declared after the Effective Time with respect to Newco Common Stock payable to former stockholders of record of FDB or BIF, respectively, after the Effective Time shall be paid to a former stockholder of FDB or BIF, respectively, who holds any unsurrendered Certificate with respect to FDB Common Stock or BIF Common Stock formerly represented thereby, until such stockholder shall surrender such Certificate. Until so surrendered and exchanged, each such outstanding Certificate shall for all purposes, other than the payment of dividends or other distributions, if any, to former holders of record of shares of FDB Common Stock or BIF Common Stock represent the shares of Newco Common Stock into and for which such shares have been so converted; PROVIDED, HOWEVER, that upon surrender of a Certificate, there shall be paid to the record holder or holders of the Certificate, the amount, without interest thereon, of such dividends and other distributions, if any, which previously have become payable with respect to the number of whole shares of Newco Common Stock represented by such Certificate.

       (e) No fractional shares of Newco Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution of Newco shall relate to any fractional share interest; and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Newco. Instead, each holder of shares of FDB Common Stock or BIF Common Stock having a fractional interest in shares of Newco Common Stock arising upon the conversion of such shares of FDB Common Stock or BIF Common Stock shall, at the time of surrender of the Certificates, be paid by Newco an amount in cash, without interest, determined by multiplying such fractional share of Newco Common Stock by the average of the closing sale prices of Newco Common Stock for the three (3) trading days immediately following the Closing Date.

       (f) All rights to receive shares of Newco Common Stock into and for which shares of FDB Common Stock or BIF Common Stock shall have been converted and exchanged pursuant to this Agreement, shall be deemed to have been issued in full satisfaction of all rights pertaining to such converted and exchanged shares of FDB Common Stock or BIF Common Stock, respectively.

       (g) At the Effective Time, FDB and BIF shall each deliver to the Exchange Agent a certified copy of a list of its respective stockholders, after which there shall be no further registration or transfers on the stock transfer books of FDB of the shares of FDB Common Stock or of BIF of the shares of BIF Common Stock, all of which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Exchange Agent or Newco, they shall be cancelled and exchanged for Newco Common Stock as provided in this Agreement.

       (h) If a certificate representing shares of Newco Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed, accompanied by all documents required to evidence and effect such transfer and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to Newco any transfer or other taxes required by reason of the issuance of a certificate representing shares of Newco Common Stock in any name other than that of the registered holder of the Certificate surrendered, or otherwise required, or shall establish to the satisfaction of Newco that such tax has been paid or is not payable.

       SECTION 3.4 TAX FREE REORGANIZATION. The parties hereto intend for the Merger to qualify as a nontaxable reorganization within the meaning of
Section 368(a) and related sections of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to ensure such result.

       SECTION 3.5 DISSENTING SHARES. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to stockholders of FDB or BIF pursuant to the Delaware Code, any shares of FDB Common Stock or BIF Common Stock held by a Person who objects to the Merger, whose shares either were not entitled to vote or were not voted in favor of the Merger and who complies with all of the provisions of the Delaware

Code concerning the rights of such Person to dissent from the Merger and to require appraisal of such Person's shares and who has not withdrawn such objection or waived such rights prior to the Effective Time (collectively with respect to all such FDB or BIF stockholders, the "Dissenting Shares"), shall not be converted pursuant to SECTION 3.2(a) but shall become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the Delaware Code, including, if applicable, any costs determined to be payable by either FDB or BIF to its respective holders of Dissenting Shares pursuant to an order of the Delaware Court of Chancery in accordance with the Delaware Code; PROVIDED, HOWEVER, that each Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the Delaware Code shall be deemed to be converted, as of the Effective Time, into the number of shares of Newco Common Stock as is determined in accordance with SECTION 3.2(a).

       SECTION 3.6 OPTIONS. (a) At and after the Effective Time, each option granted by FDB and BIF to purchase shares of FDB Common Stock and BIF Common Stock, respectively, which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of either FDB Common Stock or BIF Common Stock and shall be converted automatically into an option to purchase shares of Newco Common Stock (the "FDB Converted Stock Options" and the "BIF Converted Stock Options," respectively) in an amount and at an exercise price determined as provided below and otherwise subject to the terms of the agreements evidencing the grants of such options:

                     (i) The number of shares of Newco Common Stock to be subject to each FDB Converted Stock Option shall be equal to the product of the number of shares of FDB Common Stock subject to the original option and the FDB Exchange Ratio, PROVIDED that any fractional shares of Newco Common Stock shall be rounded up to the next highest whole share; and

                     (ii) The exercise price per share of Newco Common Stock under the FDB Converted Stock Option shall be equal to the exercise price per share of FDB Common Stock under the original option divided by the FDB Exchange Ratio, PROVIDED that such exercise price shall be rounded to the nearest whole cent.

                     (iii) The number of shares of Newco Common Stock to be subject to each BIF Converted Stock Option shall be equal to the product of the number of shares of BIF Common Stock subject to the original option and the BIF Exchange Ratio, PROVIDED that any fractional shares of Newco Common Stock shall be rounded up to the next highest whole share; and

                     (iv) The exercise price per share of Newco Common Stock under the BIF Converted Stock Option shall be equal to the exercise price per share of BIF Common Stock under the original option divided by the BIF Exchange Ratio, PROVIDED that such exercise price shall be rounded to the nearest whole cent.

              (b) The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code), shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the FDB Converted Stock Options and BIF Converted Stock Options shall be the same as the original option except that all references to FDB or BIF, as the case may be, shall be deemed to be references to Newco.

                                     ARTICLE 4

                       REPRESENTATIONS AND WARRANTIES BY BIF

       BIF hereby represents and warrants to FDB that the following are true and correct as of the date hereof, and will be true and correct as of the Effective Time:

       SECTION 4.1   BIF ORGANIZATION.   BIF:  (a) is a corporation duly
organized, validly existing and in good standing under the laws of the State of Delaware and is a registered bank holding company under the BHCA; (b) is duly qualified to do business and is in good standing in the states of Delaware and Illinois and in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary and where failure to be so qualified would reasonably be expected to have a Material Adverse Effect on BIF; and (c) has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. BIF owns no voting stock or equity securities of any corporation, association, partnership or other entity, other than all of the voting stock of BKI and TIA Corp and as set forth on
SCHEDULE 4.1 OF THE BIF BOOK OF SCHEDULES.

       SECTION 4.2 BIF CAPITALIZATION. The authorized capital stock of BIF consists, and at June 30, 1999, consisted of: (a) 6,500,000 shares of common stock, $0.01 par value per share, of which 5,739,965 shares were issued as of July 31, 1999, of which 193,910 shares were held in the treasury of BIF as of that date; and (b) 300,000 shares of preferred stock, no par value per share, none of which shares are issued and outstanding. The maximum number of shares of BIF Common Stock (assuming for this purpose that share equivalents constitute BIF Common Stock) that would be outstanding immediately prior to the Effective Time (including treasury shares) if all options, warrants, conversion rights and other rights with respect thereto were exercised and the restrictions on any restricted stock were no longer applicable is 6,267,722 shares. All of the outstanding shares of capital stock of BIF have been duly and validly authorized and issued and are fully paid and nonassessable. Except as contemplated in this Agreement or as set forth in
SCHEDULE 4.2 OF THE BIF BOOK OF SCHEDULES, there are, as of the date of this Agreement, no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating BIF or any BIF Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of BIF or any BIF Subsidiary, other than preemptive rights granted to stockholders of Illinois state banks pursuant to the Illinois Banking Act, as amended. Except as permitted by this Agreement and provided on SCHEDULE 4.2 OF THE BIF BOOK OF SCHEDULES, no shares of BIF capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by BIF or any BIF Subsidiary and no dividends or other distributions payable in any equity securities of BIF or any BIF Subsidiary have been declared, set aside, made or paid to the stockholders of BIF.

       SECTION 4.3 SUBSIDIARY ORGANIZATION. (a) BKI is an Illinois state bank duly organized, validly existing and in good standing under the laws of the State of Illinois. BKI has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. BKI owns no voting stock or equity securities of any corporation, association, partnership or other entity, other than as shown on SCHEDULE 4.3 OF THE BIF BOOK OF SCHEDULES.

       (b) TIA Corp (i) is, or prior to the Closing will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana; (ii) is, or will be prior to the Closing, duly qualified to do business and is in good standing in the states of Indiana and Illinois and in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary and where failure to be so qualified would reasonably be expected to have a Material Adverse Effect on BIF; and (iii) has, or will have prior to the Closing, full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. TIA Corp will own no voting stock or equity securities of any corporation, association, partnership or other entity, other than in a fiduciary or representative capacity for others.

       SECTION 4.4 SUBSIDIARY CAPITALIZATION. (a) The authorized capital stock of BKI consists, and at the Effective Time will consist, of 250,000 shares of common stock, $10.00 par value per share, all of which shares are validly issued and outstanding, fully paid and nonassessable, and owned by BIF. There are no options, warrants, rights, calls or commitments of any character relating to any additional shares of the capital stock of BKI except for stockholders' preemptive rights granted by the Illinois Banking Act, as amended. No capital stock or other security issued by BKI has been issued in violation of, or without compliance with, the preemptive rights of stockholders.

       (b) The authorized capital stock of TIA Corp will consists at the Effective Time of 1,000 shares of common stock, $0.01 par value per share, all of which shares will be validly issued and outstanding, fully paid and nonassessable, and owned by BIF. There will be no options, warrants, rights, calls or commitments of any character relating to any additional shares of the capital stock of TIA Corp.

       SECTION 4.5 AUTHORIZATION. BIF has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the execution, delivery and performance of this Agreement by BIF and the consummation by it of the transactions contemplated thereby, have been duly authorized by all necessary corporate action, subject to stockholder approval. This Agreement constitutes a legal, valid and binding obligation of BIF enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws and subject to general principles of equity.

       SECTION 4.6 LITIGATION AND REGULATORY MATTERS. SCHEDULE 4.6 OF THE BIF BOOK OF SCHEDULES sets forth a list of all actions, suits or proceedings pending as of the date hereof in which BIF or any BIF Subsidiary is a named party, other than collection or foreclosure actions brought by BIF or any BIF Subsidiary in the ordinary course of business and where no counterclaim has been filed against BIF or such BIF Subsidiary. Except as set forth on
SCHEDULE 4.6 OF THE BIF BOOK OF SCHEDULES, there is no action, suit, proceeding, claim or formal written protest by any Person or agency, or any investigation or report by any regulatory authority having jurisdiction over BIF or any BIF Subsidiary or any of its respective assets or businesses which is pending or, to BIF's knowledge, threatened against BIF or any BIF Subsidiary, or any of its respective officers or directors in their capacities as such, or its assets, business or goodwill which would reasonably be expected to have a Material Adverse Effect on BIF or which would impair BIF's ability to consummate the Merger. BIF further represents and warrants that except as set forth on SCHEDULE 4.6 OF THE BIF BOOK OF SCHEDULES, it does not know or have any reason to believe that there is any basis for assertion against it or any BIF Subsidiary of any material claims based upon the wrongful action or inaction of either BIF or any BIF Subsidiary, and any of their respective officers, directors or employees which would reasonably be expected to have a Material Adverse Effect on BIF or which would impair BIF's ability to consummate the Merger. Neither BIF nor any BIF Subsidiary is subject to, or in default with respect to, nor are any of its assets subject to, any outstanding judgment, regulatory agreement, injunction, writ, order or decree or any other requirement of any governmental body or court or of any governmental agency or instrumentality which would reasonably be expected to have a Material Adverse Effect on BIF or which would impair BIF's ability to consummate the Merger.

       SECTION 4.7 INSURANCE. SCHEDULE 4.7 OF THE BIF BOOK OF SCHEDULES lists the policies of insurance (including bankers blanket bond and insurance providing benefits for employees) owned or held by BIF or any BIF Subsidiary on the date hereof. Each such policy is, and BIF will use all reasonable efforts to keep each such policy, in full force and effect (except for any expiring policy which is replaced by coverage at least as extensive) until the Effective Time. All premiums due on such policies have been paid.

       SECTION 4.8 DEFAULTS UNDER AGREEMENTS. Neither BIF nor any BIF Subsidiary is in default or alleged to be in default, under any loan or credit agreement, conditional sales contract or other title retention agreement or security agreement relating to money borrowed by BIF or any BIF Subsidiary, agreements pursuant to which it leases real or personal property or any other instrument or obligation, which would reasonably be expected to have a Material Adverse Effect on BIF. Neither BIF nor any BIF Subsidiary is in default in any material respect and BIF has no knowledge of any material default under such instruments by any other party thereto and has no knowledge of any event which with notice or lapse of time or both would constitute a material default.

       SECTION 4.9 FINANCIAL STATEMENTS AND REPORTS. Copies of the following financial statements and reports of BIF and the BIF Subsidiaries (collectively, the "BIF Financial Statements") have been delivered by BIF to
FDB:

       (a) Consolidated Balance Sheets and the related Statements of Income, Statements of Changes in Stockholders' Equity and Statements of Cash Flows of BIF for the years ended December 31, 1996, 1997 and 1998;

       (b) Consolidated Balance Sheets and the related Statements of Income of BIF for the quarter ended March 31, 1999; and

       (c) Consolidated Reports of Condition and Income (the "Call Reports") for BKI at the close of business on December 31, 1996, 1997 and 1998, and on March 31, 1999.

The BIF Financial Statements are complete and correct in all material respects and fairly present the consolidated financial position of BIF and BKI, as the case may be, at the dates shown and the results of operations for the periods covered. The BIF Financial Statements described in clause (a) above are audited statements and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The BIF Financial Statements described in clauses (b) and (c) above have been prepared on a basis consistent with past accounting practices and as required by applicable rules or regulations and fairly present the consolidated financial condition and results of operations at the dates and for the entities and periods presented, subject to year-end audit adjustments (which changes in the aggregate would not reasonably be expected to be materially adverse). The BIF Financial Statements do not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render the BIF Financial Statements misleading in any material respect.

       SECTION 4.10 PROPERTIES, CONTRACTS, BENEFIT PLANS AND OTHER AGREEMENTS. SCHEDULE 4.10 OF THE BIF BOOK OF SCHEDULES lists or describes the following:

       (a) All real property owned or leased by BIF or any BIF Subsidiary together with a legal description of such real estate, and each lease of real property to which BIF or any BIF Subsidiary is a party, identifying the parties thereto, the annual rental payable and the expiration date thereof;

       (b) All loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by BIF or any BIF Subsidiary, exclusive of deposit agreements with customers of any BIF Subsidiary entered into in the ordinary course of business, agreements for the purchase of federal funds and repurchase agreements;

       (c) All agreements, loans, contracts, leases, guaranties, letters of credit, lines of credit or commitments of BIF or any of the BIF Subsidiaries not referred to elsewhere in this Section which:

              (i) involve payment by BIF or any BIF Subsidiary (other than as disbursement of loan proceeds to customers) of more than $50,000;

              (ii)   involve payments based on profits of BIF or any BIF
       Subsidiary;

              (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;

              (iv)   were not made in the ordinary course of business; or

              (v) materially affect the business or financial condition of BIF or any BIF Subsidiary;

       (d) All profit sharing; group insurance; hospitalization; stock option; pension; retirement; bonus; deferred compensation; stock bonus; stock purchase; collective bargaining agreements, contracts or arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable respectively by BIF or any BIF Subsidiary; or other employee welfare or benefit agreements, plans or arrangements established, maintained, sponsored or undertaken by BIF or any BIF Subsidiary for the benefit of its respective officers, directors or employees, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement (collectively, the "BIF Employee Benefit Plans"), and, in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any current financial or actuarial reports and any currently effective United States Internal Revenue Service ("IRS") private rulings or determination letters obtained by or for the benefit of BIF or any BIF Subsidiary;

       (e) All leases or licenses of BIF or any BIF Subsidiary with respect to personal property, whether as lessee or licensee, with annual rental or other payments due thereunder in excess of $20,000;

       (f) All employment and consulting contracts to which BIF or any BIF Subsidiary is a party (except for ordinary oral employment contracts with employees of BIF or any BIF Subsidiary creating at will employment relationships);

       (g) The name and annual salary as of January 1, 1999, of each director, officer or employee of BIF or any BIF Subsidiary; and

       (h)    The TIA Agreement.

       Copies of each document, plan or contract listed and described in
SCHEDULE 4.10 OF THE BIF BOOK OF SCHEDULES are appended to such Schedule and included in the BIF Book of Schedules.

       SECTION 4.11 DISCLOSURES. No representation or warranty made herein by BIF contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein under the circumstances under which they were made not misleading. Except as and to the extent reflected or reserved against in BIF's audited financial statements for the year ended December 31, 1998, referenced in SECTION 4.9 above, or the Subsequent BIF Financial Statements (as such term is defined in SECTION 6.3), neither BIF nor any BIF Subsidiary has, and with respect to the Subsequent BIF Financial Statements will not have, any liabilities or obligations, of any nature, secured or unsecured, (whether accrued, absolute, contingent or otherwise) including, without limitation, any tax liabilities due or to become due, which would reasonably be expected to have a Material Adverse Effect on BIF.

       SECTION 4.12 EFFECT OF AGREEMENT. The execution, delivery and performance of this Agreement by BIF and the consummation by it of the transactions contemplated hereby do not: (a) require the consent, waiver, order, registration, qualification, approval, license or authorization of any Person, court, regulatory authority or other governmental body, other than as specifically contemplated by this Agreement and as may be required in connection or in compliance with the provisions of the BCA, the Delaware Code, the BHCA and the Illinois Act; (b) violate, with or without the giving of notice or the passage of time or both, in any material respect any provision of law applicable to it; (c) conflict with or result in a breach of any terms of its certificate of incorporation or bylaws, or any material mortgage, deed of trust, license, indenture or other agreement or instrument, or any order, judgment, decree, statute, regulation or other restriction of any kind or character, to which BIF or any BIF Subsidiary is a party or by which it or any of its respective assets may be bound; (d) give to others any right to accelerate or terminate, or result in acceleration or termination of, any such agreement or instrument; (e) result in termination of any provision of any such agreement or instrument; or (f) result in the creation of any lien, charge or encumbrance upon any of the property or assets of BIF or any BIF Subsidiary.

       SECTION 4.13 BOOKS AND RECORDS. The books and records of BIF and the BIF Subsidiaries are in all material respects complete and correct and accurately reflect the basis for the respective financial condition and results of operations of BIF and the BIF Subsidiaries set forth in the BIF Financial Statements.

       SECTION 4.14 TAXES. Each of BIF and the BIF Subsidiaries has filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it. Except as set forth on
SCHEDULE 4.14 OF THE BIF BOOK OF SCHEDULES, neither BIF nor any BIF Subsidiary is: (a) delinquent in the payment of any taxes shown on such returns or reports or on any assessments received by it for such taxes; (b) aware of any pending or threatened examination for income taxes for any year by the IRS or any state tax agency; (c) subject to any agreement extending the period for assessment or collection of any federal or state tax; or (d) a party to any action or proceeding nor has any claim been asserted against it by any governmental authority for assessment or collection of taxes. None of the tax liabilities of BIF or any BIF Subsidiary has ever been audited by the IRS or any state tax agency for any period since January 1, 1994. Other than non-material items related to real estate tax assessments, neither BIF nor any BIF Subsidiary is, to the knowledge of BIF, a party to any threatened action or proceeding by any governmental authority for assessment or collection of taxes. The reserve for taxes in the audited financial statements of BIF for the year ended December 31, 1998, is adequate to cover all of the tax liabilities of BIF and the BIF Subsidiaries (including, without limitation, income taxes and franchise fees) that may become payable in future years in respect to any transactions consummated prior to December 31, 1998. Neither BIF nor any of the BIF Subsidiaries has and, to the best of BIF's knowledge, will not have any liability for taxes of any nature for or in respect of the operation of its business or ownership of its assets from December 31, 1998, up to and including the Effective Time, except to the extent reflected on the audited BIF Financial Statements for the year ended December 31, 1998, or on the Subsequent BIF Financial Statements or otherwise reflected in the books and records of BIF and the BIF Subsidiaries for the period following its then most recent of the Subsequent BIF Financial Statements.

       SECTION 4.15 TITLE TO PROPERTIES. BIF either directly or indirectly owns all of the issued and outstanding capital stock of the BIF Subsidiaries free and clear of all liens and encumbrances of any kind whatsoever. Each of BIF and the BIF Subsidiaries has good and marketable title to all other assets and properties, whether real or personal, tangible or intangible, which it purports to own subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (a) as noted in the BIF Financial Statements or on SCHEDULE 4.15 OF THE BIF BOOK OF SCHEDULES; (b) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and reflected on the BIF Financial Statements or will be reflected on the Subsequent BIF Financial Statements; (c) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements or otherwise incurred in the ordinary course of business; and (d) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held and which would not reasonably be expected to have a Material Adverse Effect on BIF. Each of BIF and the BIF Subsidiaries as lessee has the right under valid and subsisting leases to occupy, use, possess and control any and all of the respective properties leased by it.

       SECTION 4.16  BROKERAGE COMMISSIONS. Except as disclosed in SCHEDULE
4.16 OF THE BIF BOOK OF SCHEDULES, all negotiations relating to this Agreement and the transactions contemplated herein have been and will be carried on between BIF and FDB and its respective counsel, accountants and other representatives in such a manner that no actions of BIF or any BIF Subsidiary or any of its respective officers, agents or representatives shall give rise to any claim against BIF, FDB or Newco or any of its respective Affiliates for any brokerage commission, finder's fee, investment advisor's fee or other like payment.

       SECTION 4.17 CERTIFICATE OF INCORPORATION, CHARTER AND BYLAWS. The copies of the certificate of incorporation of BIF and the charter of BKI, and the bylaws of each of BIF and BKI, as amended to date, are complete and correct and set forth in SCHEDULE 4.17 OF THE BIF BOOK OF SCHEDULES.

       SECTION 4.18 INTERIM EVENTS. Except as disclosed on SCHEDULE 4.18 OF THE BIF BOOK OF SCHEDULES and as otherwise permitted hereunder, since December 31, 1998, neither BIF nor any of the BIF Subsidiaries has:

       (a) Suffered any changes having a Material Adverse Effect on BIF, or in the operation or conduct of the respective businesses of BIF or any of the BIF Subsidiaries;

       (b) Suffered any material damage, destruction or loss to any of its respective properties whether covered by insurance or not;

       (c) Declared any dividend or other distribution with respect to its stock (except for payment of dividends and distributions from any BIF Subsidiary to BIF or any other BIF Subsidiary), repurchased or redeemed shares of its stock, issued any shares of its stock or sold or agreed to issue or sell any of its stock or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split up its stock or issued any stock appreciation rights;

       (d) Granted or agreed to grant any increase in benefits payable or to become payable under any BIF Employee Benefit Plan;

       (e) Cancelled or compromised any debt or claim other than in the ordinary course of business;

       (f) Entered into any transaction, contract or commitment other than in the ordinary course of business;

       (g) Incurred any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of its respective business;

       (h) Mortgaged, pledged or subjected to a lien, security interest or other encumbrance any of its assets except to tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with the acceptance by any BIF Subsidiary of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its respective business;

       (i) Conducted its respective business in any manner other than substantially as it was being conducted prior to such time;

       (j) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

       (k) Except for the transactions contemplated by this Agreement, merged, consolidated or agreed to merge or consolidate with or into any other Person, or acquired or agreed to acquire any stock, equity interest or business of any other Person;

       (l) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of business; or

       (m) Increased the salary of any officer or the compensation or fees payable to any director, except for normal increases in the ordinary course of business or in accordance with any BIF Employee Benefit Plan, or entered into any employment contract with any officer or salaried employee or installed any employee welfare, stock option, profit sharing or other similar plan or arrangement.

       SECTION 4.19 REGULATORY FILINGS. Each of BIF and the BIF Subsidiaries has filed in a timely manner all required filings with all proper regulatory agencies, including, but not limited to: (a) the Securities and Exchange Commission (the "SEC"); (b) the Board of Governors of the Federal Reserve System (the "Federal Reserve"); (c) the Federal Deposit Insurance Corporation (the "FDIC"); and (d) the Commissioner. All such filings with such federal and state regulatory agencies were accurate and complete in all material respects as of the dates of the filings, and no such filing has made any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Accurate and complete copies of each document filed by BIF with the SEC since January 1, 1999, are attached as SCHEDULE 4.19 OF THE BIF BOOK OF SCHEDULES.

       SECTION 4.20 COMPLIANCE WITH APPLICABLE LAW. Each of BIF and the BIF Subsidiaries holds all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the conduct of its respective business and where failure to do so would reasonably be expected to have a Material Adverse Effect on BIF. Each of BIF and the BIF Subsidiaries has complied in all material respects with all applicable federal, state and local statutes, ordinances, regulations, rules or requirements, and neither BIF nor any BIF Subsidiary is presently charged with, or to the knowledge of BIF, under governmental investigation with respect to, any actual or alleged material violations of any statute, ordinance, regulation or rule.

       SECTION 4.21 COMPLIANCE WITH ERISA. All of the employee benefit plans (as defined in Section 3(3) of ERISA) established or maintained by BIF or any of the BIF Subsidiaries, or to which BIF or any of the BIF Subsidiaries contributes are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective Time) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such employee benefit plans. For purposes of this Section, non-compliance with the Code and ERISA is material if such non-compliance would reasonably be expected to have a Material Adverse Effect on BIF. No such employee benefit plan has, or as of the Effective Time will have, any amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA) for which BIF or any of the BIF Subsidiaries would be liable to any Person under Title IV of ERISA if any such employee benefit plan were terminated as of the Effective Time, which amounts would be material to BIF and the BIF Subsidiaries taken as a whole. Such employee benefit plans are funded in accordance with Section 412 of the Code (if applicable). There would be no obligations which would be material to BIF and the BIF Subsidiaries taken as a whole under Title IV of ERISA relating to any such employee benefit plan that is a multi-employer plan if any such plan were terminated or if BIF or the BIF Subsidiaries withdrew from any such plan as of the Effective Time.

       SECTION 4.22 COMPLIANCE WITH ENVIRONMENTAL LAWS. Each of BIF and the BIF Subsidiaries has conducted its respective business in material compliance with all federal, state, county and municipal laws, including statutes, regulations, rules, ordinances, orders, restrictions and requirements, relating to underground storage tanks, petroleum products, air pollutants, water pollutants or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacture, processing, distribution, use, recycling, generation, treatment, handling, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, but not limited to, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency and any state department of natural resources or state environmental protection agency now or at any time hereafter in effect (collectively, the "Environmental Laws"). There are no pending or, to the knowledge of BIF, threatened actions or proceedings by any local municipality, sewerage district or other governmental entity against BIF or any of the BIF Subsidiaries with respect to the Environmental Laws and, to the knowledge of BIF, there is no basis or grounds for any such action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of the business of BIF or any of the BIF Subsidiaries or the consummation of the transactions contemplated hereby. To the knowledge of BIF, neither BIF nor any of the BIF Subsidiaries is the owner of any interest in real estate on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require clean-up, removal or some other remedial action under any Environmental Laws.

       SECTION 4.23 TRUST ADMINISTRATION. Each of BIF and the BIF Subsidiaries has properly administered, in all material respects, all accounts for which it acts as fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulations and common law. None of BIF or any BIF Subsidiary, or any director, officer or employee of BIF or any BIF Subsidiary has committed any material breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

       SECTION 4.24 LOAN LOSS RESERVE. The reserve for possible loan and lease losses shown on the March 31, 1999, Call Report for BKI is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of March 31, 1999. The aggregate loan balances of BKI at such date in excess of such reserves are, to the best knowledge of BIF, and based on past loan loss experience, collectible in accordance with their terms.

       SECTION 4.25 YEAR 2000. Neither BIF nor any BIF Subsidiary has received, and BIF has no reason to believe that it or any BIF Subsidiary will receive, a rating of less than "satisfactory" on any Year 2000 Report of Examination conducted by the Commissioner, the FDIC, the Federal Reserve or any other regulatory authority. SCHEDULE 4.25 OF THE BIF BOOK OF SCHEDULES contains complete and accurate copies of the plans of BIF and each BIF Subsidiary for addressing the issues set forth in the statements of the FFIEC dated May 5, 1997, entitled "Year 2000 Project Management Awareness," and December 17, 1997, entitled "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," as such issues affect BIF and its Subsidiaries. BIF, each BIF Subsidiary and their respective plans are in material compliance with the Schedule set forth in the foregoing FFIEC statements and with the foregoing FFIEC guidelines.

       SECTION 4.26 APPROVAL DELAYS. To the best of its knowledge, BIF knows of no reason why the granting of any of the regulatory approvals referred to in SECTION 12.2 would be denied or unduly delayed.

                                     ARTICLE 5

                       REPRESENTATIONS AND WARRANTIES BY FDB

       FDB hereby represents and warrants to BIF that the following are true and correct as of the date hereof, and will be true and correct as of the Effective Time:

       SECTION 5.1 FDB ORGANIZATION. FDB: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a registered bank holding company under the BHCA; (b) is duly qualified to do business and is in good standing in the states of Delaware and Illinois and in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary and where failure to be so qualified would reasonably be expected to have a Material Adverse Effect on FDB; and (c) has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. FDB owns no voting stock or equity securities of any corporation, association, partnership or other entity, other than all of the voting stock of FNB, First Trust and FirsTech and as set forth on SCHEDULE 5.1 OF THE FDB BOOK OF SCHEDULES.

       SECTION 5.2 FDB CAPITALIZATION. The authorized capital stock of FDB consists, and at June 30, 1999, consisted of: (a) 5,000,000 shares of common stock, $0.01 par value per share, of which 2,909,397 shares were issued as of July 28, 1999, of which 144,427 shares were held in the treasury of FDB as of that date; and (b) 200,000 shares of preferred stock, no par value per share, none of which shares are issued and outstanding. The maximum number of shares of FDB Common Stock (assuming for this purpose that share equivalents constitute FDB Common Stock) that would be outstanding immediately prior to the Effective Time (including treasury shares) if all options, warrants, conversion rights and other rights with respect thereto were exercised and the restrictions on any restricted stock were no longer applicable is 2,926,647 shares. All of the outstanding shares of capital stock of FDB have been duly and validly authorized and issued and are fully paid and nonassessable. Except as contemplated in this Agreement or as set forth in SCHEDULE 5.2 OF THE FDB BOOK OF SCHEDULES, there are, as of the date of this Agreement, no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating FDB or any FDB Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of FDB or any FDB Subsidiary, other than preemptive rights granted to stockholders of Illinois state banks pursuant to the Illinois Banking Act, as amended. Except as permitted by this Agreement and provided on SCHEDULE 5.2 OF THE FDB BOOK OF SCHEDULES, no shares of FDB capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by FDB or any FDB Subsidiary and no dividends or other distributions payable in any equity securities of FDB or any FDB Subsidiary have been declared, set aside, made or paid to the stockholders of FDB.

       SECTION 5.3 SUBSIDIARY ORGANIZATION. (a) FNB is a national banking association duly organized, validly existing and in good standing under the laws of the United States. FNB has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. FNB owns no voting stock or equity securities of any corporation, association, partnership or other entity, other than as shown on SCHEDULE 5.3 OF THE FDB BOOK OF SCHEDULES.

       (b) First Trust is an Illinois state bank duly organized, validly existing and in good standing under the laws of the State of Illinois. The Bank has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. First Trust owns no voting stock or equity securities of any corporation, association, partnership or other entity, other than as shown on SCHEDULE 5.3 OF THE FDB BOOK OF SCHEDULES.

       (c) FirsTech: (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) is duly qualified to do business and is in good standing in the states of Delaware and Illinois and in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary and where failure to be so qualified would reasonably be expected to have a Material Adverse Effect on FDB; and (iii) has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. FirsTech owns no voting stock or equity securities of any corporation, association, partnership or other entity.

       SECTION 5.4 SUBSIDIARY CAPITALIZATION. (a) The authorized capital stock of FNB consists, and at the Effective Time will consist, of 130,975 shares of common stock, $25.00 par value per share, all of which shares are validly issued and outstanding, fully paid and nonassessable, and owned by FDB. There are no options, warrants, rights, calls or commitments of any character relating to any additional shares of the capital stock of FNB.

       (b) The authorized capital stock of First Trust consists, and at the Effective Time will consist, of 9,000 shares of common stock, $50.00 par value per share, all of which shares are validly issued and outstanding, fully paid and nonassessable, and owned by FDB. There are no options, warrants, rights, calls or commitments of any character relating to any additional shares of the capital stock of First Trust except for the stockholders' pre-emptive rights granted by the Illinois Banking Act, as amended.

       (c) The authorized capital stock of FirsTech consists, and at the Effective Time will consist, of 1,000 shares of common stock, no par value per share, 100 of which shares are validly issued and outstanding, fully paid and nonassessable, and owned by FDB. There are no options, warrants, rights, calls or commitments of any character relating to any additional shares of the capital stock of FirsTech.

       SECTION 5.5 AUTHORIZATION. FDB has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the execution, delivery and performance of this Agreement by FDB and the consummation by it of the transactions contemplated thereby, have been duly authorized by all necessary corporate action, subject to stockholder approval. This Agreement constitutes a legal, valid and binding obligation of FDB enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws and subject to general principles of equity.

       SECTION 5.6 LITIGATION AND REGULATORY MATTERS. SCHEDULE 5.6 OF THE FDB BOOK OF SCHEDULES sets forth a list of all actions, suits or proceedings pending as of the date hereof in which FDB or any FDB Subsidiary is a named party, other than collection or foreclosure actions brought by FDB or any FDB Subsidiary in the ordinary course of business and where no counterclaim has been filed against FDB or such FDB Subsidiary. Except as set forth on SCHEDULE 5.6 OF THE FDB BOOK OF SCHEDULES, there is no action, suit, proceeding, claim or formal written protest by any Person or agency, or any investigation or report by any regulatory authority having jurisdiction over FDB or any FDB Subsidiary or any of its respective assets or businesses which is pending or, to FDB's knowledge, threatened against FDB or any FDB Subsidiary, or any of its respective officers or directors in their capacities as such, or its assets, business or goodwill which would reasonably be expected to have a Material Adverse Effect on FDB or which would impair FDB's ability to consummate the Merger. FDB further represents and warrants that except as set forth on SCHEDULE 5.6 OF THE FDB BOOK OF SCHEDULES, it does not know or have any reason to believe that there is any basis for assertion against it or any FDB Subsidiary of any material claims based upon the wrongful action or inaction of either FDB or any FDB Subsidiary, and any of their respective officers, directors or employees which would reasonably be expected to have a Material Adverse Effect on FDB or which would impair FDB's ability to consummate the Merger. Neither FDB nor any FDB Subsidiary is subject to, or in default with respect to, nor are any of its assets subject to, any outstanding judgment, regulatory agreement, injunction, writ, order or decree or any other requirement of any governmental body or court or of any governmental agency or instrumentality which would reasonably be expected to have a Material Adverse Effect on FDB or which would impair FDB's ability to consummate the Merger.

       SECTION 5.7 INSURANCE. SCHEDULE 5.7 OF THE FDB BOOK OF SCHEDULES lists the policies of insurance (including bankers blanket bond and insurance providing benefits for employees) owned or held by FDB or any FDB Subsidiary on the date hereof. Each such policy is, and FDB will use all reasonable efforts to keep each such policy, in full force and effect (except for any expiring policy which is replaced by coverage at least as extensive) until the Effective Time. All premiums due on such policies have been paid.

       SECTION 5.8 DEFAULTS UNDER AGREEMENTS. Neither FDB nor any FDB Subsidiary is in default or alleged to be in default, under any loan or credit agreement, conditional sales contract or other title retention agreement or security agreement relating to money borrowed by FDB or any FDB Subsidiary, agreements pursuant to which it leases real or personal property or any other instrument or obligation, which would reasonably be expected to have a Material Adverse Effect on FDB. Neither FDB nor any FDB Subsidiary is in default in any material respect and FDB has no knowledge of any material default under such instruments by any other party thereto and has no knowledge of any event which with notice or lapse of time or both would constitute a material default.

       SECTION 5.9 FINANCIAL STATEMENTS AND REPORTS. Copies of the following financial statements and reports of FDB and the FDB Subsidiaries (collectively, the "FDB Financial Statements") have been delivered by FDB to BIF:

       (a) Consolidated Balance Sheets and the related Statements of Income, Statements of Changes in Stockholders' Equity and Statements of Cash Flows of FDB for the years ended December 31, 1996, 1997 and 1998; and

       (b) Consolidated Balance Sheets and the related Statements of Income of FDB for the quarter ended March 31, 1999; and

        (c) Call Reports for FNB and First Trust, in each case at the close of business on December 31, 1996, 1997 and 1998, and on March 31, 1999.

The FDB Financial Statements are complete and correct in all material respects and fairly present the consolidated financial position of FDB, FNB, First Trust and FirsTech, as the case may be, at the dates shown and the results of operations for the periods covered. The FDB Financial Statements described in clause (a) above are audited statements and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.
The FDB Financial Statements described in clauses (b) and (c) above have been prepared on a basis consistent with past accounting practices and as required by applicable rules or regulations and fairly present the consolidated financial condition and results of operations at the dates and for the entities and periods presented, subject to year-end audit adjustments (which changes in the aggregate would not reasonably be expected to be materially adverse). The FDB Financial
Statements do not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render the FDB Financial Statements misleading in any material respect.

       SECTION 5.10  PROPERTIES, CONTRACTS, BENEFIT PLANS AND OTHER AGREEMENTS.
SCHEDULE 5.10 OF THE FDB BOOK OF SCHEDULES lists or describes the following:

       (a) All real property owned or leased by FDB or any FDB Subsidiary together with a legal description of such real estate, and each lease of real property to which FDB or any FDB Subsidiary is a party, identifying the parties thereto, the annual rental payable and the expiration date thereof;

       (b) All loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by FDB or any FDB Subsidiary, exclusive of deposit agreements with customers of any FDB Subsidiary entered into in the ordinary course of business, agreements for the purchase of federal funds and repurchase agreements;

       (c) All agreements, loans, contracts, leases, guaranties, letters of credit, lines of credit or commitments of FDB or any of the FDB Subsidiaries not referred to elsewhere in this Section which:

              (i) involve payment by FDB or any FDB Subsidiary (other than as disbursement of loan proceeds to customers) of more than $50,000;

              (ii)   involve payments based on profits of FDB or any FDB
       Subsidiary;

              (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;

              (iv)   were not made in the ordinary course of business; or

              (v) materially affect the business or financial condition of FDB or any FDB Subsidiary;

       (d) All profit sharing; group insurance; hospitalization; stock option; pension; retirement; bonus; deferred compensation; stock bonus; stock purchase; collective bargaining agreements, contracts or arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable respectively by FDB or any FDB Subsidiary; or other employee welfare or benefit agreements, plans or arrangements established, maintained, sponsored or undertaken by FDB or any FDB Subsidiary for the benefit of its respective officers, directors or employees, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement (collectively, the "FDB Employee Benefit Plans"), and, in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under ERISA, any current financial or actuarial reports and any currently effective IRS private rulings or determination letters obtained by or for the benefit of FDB or any FDB Subsidiary;

       (e) All leases or licenses of FDB or any FDB Subsidiary with respect to personal property, whether as lessee or licensee, with annual rental or other payments due thereunder in excess of $20,000;

       (f) All employment and consulting contracts to which FDB or any FDB Subsidiary is a party (except for ordinary oral employment contracts with employees of FDB or any FDB Subsidiary creating at will employment relationships); and

       (g) The name and annual salary as of January 1, 1999, of each director, officer or employee of FDB or any FDB Subsidiary.

       Copies of each document, plan or contract listed and described in
SCHEDULE 5.10 OF THE FDB BOOK OF SCHEDULES are appended to such Schedule and included in the FDB Book of Schedules.

       SECTION 5.11 DISCLOSURES. No representation or warranty made herein by FDB contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein under the circumstances under which they were made not misleading. Except as and to the extent reflected or reserved against in FDB's audited financial statements for the year ended December 31, 1998, referenced in SECTION 5.9 above, or the Subsequent FDB Financial Statements, neither FDB nor any FDB Subsidiary has, and with respect to the Subsequent FDB Financial Statements (as such term is defined in SECTION 7.3) will not have, any liabilities or obligations, of any nature, secured or unsecured, (whether accrued, absolute, contingent or otherwise) including, without limitation, any tax liabilities due or to become due, which would reasonably be expected to have a Material Adverse Effect on FDB.

       SECTION 5.12 EFFECT OF AGREEMENT. The execution, delivery and performance of this Agreement by FDB and the consummation by it of the transactions contemplated hereby do not: (a) require the consent, waiver, order, registration, qualification, approval, license or authorization of any Person, court, regulatory authority or other governmental body, other than as specifically contemplated by this Agreement and as may be required in connection or in compliance with the provisions of the BCA, the Delaware Code, the BHCA and the Illinois Act; (b) violate, with or without the giving of notice or the passage of time or both, in any material respect any provision of law applicable to it; (c) conflict with or result in a breach of any terms of its certificate of incorporation or bylaws, or any material mortgage, deed of trust, license, indenture or other agreement or instrument, or any order, judgment, decree, statute, regulation or other restriction of any kind or character, to which FDB or any FDB Subsidiary is a party or by which it or any of its respective assets may be bound; (d) give to others any right to accelerate or terminate, or result in acceleration or termination of, any such agreement or instrument; (e) result in termination of any provision of any such agreement or instrument; or (f) result in the creation of any lien, charge or encumbrance upon any of the property or assets of FDB or any FDB Subsidiary.

       SECTION 5.13 BOOKS AND RECORDS. The books and records of FDB and the FDB Subsidiaries are in all material respects complete and correct and accurately reflect the basis for the respective financial condition and results of operations of FDB and the FDB Subsidiaries set forth in the FDB Financial Statements.

       SECTION 5.14 TAXES. Each of FDB and the FDB Subsidiaries has filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it. Except as set forth on SCHEDULE 5.14 OF THE FDB BOOK OF SCHEDULES, neither FDB nor any FDB Subsidiary is: (a) delinquent in the payment of any taxes shown on such returns or reports or on any assessments received by it for such taxes; (b) aware of any pending or threatened examination for income taxes for any year by the IRS or any state tax agency; (c) subject to any agreement extending the period for assessment or collection of any federal or state tax; or (d) a party to any action or proceeding nor has any claim been asserted against it by any governmental authority for assessment or collection of taxes. None of the tax liabilities of FDB or any FDB Subsidiary has ever been audited by the IRS or any state tax agency for any period since January 1, 1994. Other than non-material items related to real estate tax assessments, neither FDB nor any FDB Subsidiary is, to the knowledge of FDB, a party to any threatened action or proceeding by any governmental authority for assessment or collection of taxes. The reserve for taxes in the audited financial statements of FDB for the year ended December 31, 1998, is adequate to cover all of the tax liabilities of FDB and the FDB Subsidiaries (including, without limitation, income taxes and franchise fees) that may become payable in future years in respect to any transactions consummated prior to December 31, 1998. Neither FDB nor any of the FDB Subsidiaries has and, to the best of FDB's knowledge, will not have any liability for taxes of any nature for or in respect of the operation of its business or ownership of its assets from December 31, 1998, up to and including the Effective Time, except to the extent reflected on the audited FDB Financial Statements for the year ended December 31, 1998, or on the Subsequent FDB Financial Statements or otherwise reflected in the books and records of FDB and the FDB Subsidiaries for the period following its then most recent of the Subsequent FDB Financial Statements.

       SECTION 5.15 TITLE TO PROPERTIES. FDB either directly or indirectly owns all of the issued and outstanding capital stock of the FDB Subsidiaries free and clear of all liens and encumbrances of any kind whatsoever. Each of FDB and the FDB Subsidiaries has good and marketable title to all other assets and properties, whether real or personal, tangible or intangible, which it purports to own subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (a) as noted in the FDB Financial Statements or on SCHEDULE 5.15 OF THE FDB BOOK OF SCHEDULES; (b) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and reflected on the FDB Financial Statements or will be reflected on the Subsequent FDB Financial Statements; (c) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements or otherwise incurred in the ordinary course of business; and (d) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held and which would not reasonably be expected to have a Material Adverse Effect on FDB. Each of FDB and the FDB
Subsidiaries as lessee has the right under valid and subsisting leases to occupy, use, possess and control any and all of the respective properties leased by it.

       SECTION 5.16  BROKERAGE COMMISSIONS.  Except as disclosed in
SCHEDULE 5.16 OF THE FDB BOOK OF SCHEDULES, all negotiations relating to this Agreement and the transactions contemplated herein have been and will be carried on between FDB and BIF and its respective counsel, accountants and other representatives in such a manner that no actions of FDB or any FDB Subsidiary or any of its respective officers, agents or representatives shall give rise to any claim against FDB or BIF or any of its respective Affiliates for any brokerage commission, finder's fee, investment advisor's fee or other like payment.

       SECTION 5.17 CERTIFICATE OF INCORPORATION AND BYLAWS. The copies of the certificate of incorporation of FDB and FirsTech, the articles of association of FNB and the charter of First Trust and the bylaws of each of FDB, FirsTech, FNB and First Trust, as amended to date, are complete and correct and set forth in
SCHEDULE 5.17 OF THE FDB BOOK OF SCHEDULES.

       SECTION 5.18 INTERIM EVENTS. Except as disclosed on SCHEDULE 5.18 OF THE FDB BOOK OF SCHEDULES and as otherwise permitted hereunder, since December 31, 1998, neither FDB nor any of the FDB Subsidiaries has:

       (a) Suffered any changes having a Material Adverse Effect on FDB, or in the operation or conduct of the respective businesses of FDB or any of the FDB Subsidiaries;

       (b) Suffered any material damage, destruction or loss to any of its respective properties whether covered by insurance or not;

       (c) Declared any dividend or other distribution with respect to its stock (except for payment of dividends and distributions from any FDB Subsidiary to FDB or any other FDB Subsidiary), repurchased or redeemed shares of its stock, issued any shares of its stock or sold or agreed to issue or sell any of its stock or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split up its stock or issued any stock appreciation rights;

       (d) Granted or agreed to grant any increase in benefits payable or to become payable under any FDB Employee Benefit Plan;

       (e) Cancelled or compromised any debt or claim other than in the ordinary course of business;

       (f) Entered into any transaction, contract or commitment other than in the ordinary course of business;

       (g) Incurred any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of its respective business;

       (h) Mortgaged, pledged or subjected to a lien, security interest or other encumbrance any of its assets except to tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with the acceptance by any FDB Subsidiary of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its respective business;

       (i) Conducted its respective business in any manner other than substantially as it was being conducted prior to such time;

       (j) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

       (k) Except for the transactions contemplated by this Agreement, merged, consolidated or agreed to merge or consolidate with or into any other Person, or acquired or agreed to acquire any stock, equity interest or business of any other Person;

       (l) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of business; or

       (m) Increased the salary of any officer or the compensation or fees payable to any director, except for normal increases in the ordinary course of business or in accordance with any FDB Employee Benefit Plan, or entered into any employment contract with any officer or salaried employee or installed any employee welfare, stock option, profit sharing or other similar plan or arrangement.

       SECTION 5.19 REGULATORY FILINGS. Each of FDB and the FDB Subsidiaries has filed in a timely manner all required filings with all proper regulatory agencies, including, but not limited to: (a) the SEC; (b) the Federal Reserve;
(c) the OCC; (d) the FDIC and (e) the Commissioner. All such filings with such federal and state regulatory agencies were accurate and complete in all material respects as of the dates of the filings, and no such filing has made any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Accurate and complete copies of each document filed by FDB with the SEC since January 1, 1999, are attached as SCHEDULE 5.19 OF THE FDB BOOK OF SCHEDULES.

       SECTION 5.20 COMPLIANCE WITH APPLICABLE LAW. Each of FDB and the FDB Subsidiaries holds all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the conduct of its respective business and where failure to do so would reasonably be expected to have a Material Adverse Effect on FDB. Each of FDB and the FDB Subsidiaries has complied in all material respects with all applicable federal, state and local statutes, ordinances, regulations, rules or requirements, and neither FDB nor any FDB Subsidiary is presently charged with, or to the knowledge of FDB, under governmental investigation with respect to, any actual or alleged material violations of any statute, ordinance, regulation or rule.

       SECTION 5.21 COMPLIANCE WITH ERISA. All of the employee benefit plans (as defined in Section 3(3) of ERISA) established or maintained by FDB or any of the FDB Subsidiaries, or to which FDB or any of the FDB Subsidiaries contributes are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective Time) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such employee benefit plans. For purposes of this Section, non-compliance with the Code and ERISA is material if such non-compliance would reasonably be expected to have a Material Adverse Effect on FDB. No such employee benefit plan has, or as of the Effective Time will have, any amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA) for which FDB or any of the FDB Subsidiaries would be liable to any Person under Title IV of ERISA if any such employee benefit plan were terminated as of the Effective Time, which amounts would be material to FDB and the FDB Subsidiaries taken as a whole. Such employee benefit plans are funded in accordance with Section 412 of the Code (if applicable). There would be no obligations which would be material to FDB and the FDB Subsidiaries taken as a whole under Title IV of ERISA relating to any such employee benefit plan that is a multi-employer plan if any such plan were terminated or if FDB or the FDB Subsidiaries withdrew from any such plan as of the Effective Time.

       SECTION 5.22 COMPLIANCE WITH ENVIRONMENTAL LAWS. Each of FDB and the FDB Subsidiaries has conducted its respective business in material compliance with all Environmental Laws. There are no pending or, to the knowledge of FDB, threatened actions or proceedings by any local municipality, sewerage district or other governmental entity against FDB or any of the FDB Subsidiaries with respect to the Environmental Laws and, to the knowledge of FDB, there is no basis or grounds for any such action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of the business of FDB or any of the FDB Subsidiaries or the consummation of the transactions contemplated hereby. To the knowledge of FDB, neither FDB nor any of the FDB Subsidiaries is the owner of any interest in real estate on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require clean-up, removal or some other remedial action under any Environmental Laws.

       SECTION 5.23 TRUST ADMINISTRATION. Each of FDB and the FDB Subsidiaries has properly administered, in all material respects, all accounts for which it acts as fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulations and common law. None of FDB or any FDB Subsidiary, or any director, officer or employee of FDB or any FDB Subsidiary has committed any material breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

       SECTION 5.24 LOAN LOSS RESERVE. The reserve for possible loan and lease losses shown on the March 31, 1999, Call Reports for FNB and First Trust, respectively in each case is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of March 31, 1999. The aggregate loan balances of FNB and of First Trust at such date in excess of such reserves are, to the best knowledge of FDB, and based on past loan loss experience, collectible in accordance with their terms.

       SECTION 5.25 YEAR 2000. Neither FDB nor any FDB Subsidiary has received, and FDB has no reason to believe that it or any FDB Subsidiary will receive, a rating of less than "satisfactory" on any Year 2000 Report of Examination conducted by the Commissioner, the OCC, the FDIC, the Federal Reserve or any other regulatory authority. SCHEDULE 5.25 OF THE FDB BOOK OF SCHEDULES contains complete and accurate copies of the plans of FDB and each FDB Subsidiary for addressing the issues set forth in the statements of the FFIEC dated May 5, 1997, entitled "Year 2000 Project Management Awareness," and December 17, 1997, entitled "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," as such issues affect FDB and its Subsidiaries. FDB, each FDB Subsidiary and their respective plans are in material compliance with the schedule set forth in the foregoing FFIEC statements and with the foregoing FFIEC guidelines.

       SECTION 5.26 APPROVAL DELAYS. To the best of its knowledge, FDB knows of no reason why the granting of any of the regulatory approvals referred to in
SECTION 12.2 would be denied or unduly delayed.

                                     ARTICLE 6

                                  COVENANTS OF BIF

       From and after the date hereof and until the Effective Time, BIF hereby covenants and agrees with FDB as follows:

       SECTION 6.1 INFORMATION, ACCESS THERETO, CONFIDENTIALITY. (a) FDB, its representatives and agents shall, at all times during normal business hours prior to the Closing Date, have full and continuing access to the facilities, operations, records and properties of BIF and the BIF Subsidiaries. FDB, its representatives and agents may, prior to the Closing Date, make or cause to be made such reasonable investigation of the operations, records and properties of BIF and the BIF Subsidiaries, including observation of any audit of, and examination of any audit work papers with respect to, BIF or any BIF Subsidiary, and of its and their financial and legal condition as FDB shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, that such access or investigation shall not interfere unnecessarily with the normal operations of BIF or any of the BIF Subsidiaries. Upon request, each of BIF and the BIF Subsidiaries will furnish FDB or its representatives or agents, its attorneys' responses to auditors' requests for information, and such financial and operating data and other information reasonably requested by FDB developed by BIF or any of the BIF Subsidiaries, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure shall be limited to information that would not result in the waiver by BIF of any claim of attorney-client privilege), and will permit
FDB, its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for BIF or any of the BIF Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to FDB or its representatives or agents. No investigation by FDB shall affect the representations and warranties made by BIF. This Section shall not require the disclosure of any information the disclosure of which to FDB would be prohibited by law.

       (b) Any confidential information or trade secrets received by BIF, its employees or agents in the course of the examination described in SECTIONS 2.10(a) OR 7.1 shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by BIF or, at FDB's request, returned to FDB in the event this Agreement is terminated as provided in SECTION 13.1. Such information shall not be used by BIF or its agents to the detriment of FDB or any FDB Subsidiary.

       SECTION 6.2 CARRY ON IN REGULAR COURSE. Each of BIF and the BIF Subsidiaries shall carry on its business diligently and substantially in the same manner as is presently being conducted and shall not make or institute any unusual or material change in its methods of doing business without the prior written consent of FDB. BIF shall, and shall also cause each of the BIF Subsidiaries to, unless otherwise consented to in writing in advance by FDB:

       (a) Enter into loan transactions only in accordance with sound credit practices and only on terms and conditions which are not materially more favorable than those available to the borrower from competitive sources in transactions in the ordinary course of business and consistent with prudent banking practices and policies and regulations of applicable regulatory authorities, and in that connection, BIF will apprise FDB of all new credits or new lending relationships approved in excess of $1.0 million to any Person or Persons and his, her or their Affiliates from the date hereof to the Effective Time;

       (b) Maintain all of its assets necessary for the conduct of its business in good operating condition and repair, reasonable wear and tear and damage by fire or unavoidable casualty excepted, and maintain policies of insurance upon its assets and with respect to the conduct of its business in amounts and kinds comparable to that in effect on the date hereof and pay all premiums on such policies when due;

       (c) Use all reasonable efforts to preserve its present business organization intact, keep available the services of its present officers and employees and preserve its present relationships with Persons having business dealings with it;

       (d) Maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years and comply in all material respects with all laws and regulations applicable to it and to the conduct of its business;

       (e) Subject to the provisions of Section 6.9, make no amendment to its certificate of incorporation, charter or bylaws and enter into no merger or consolidation with, or sale of a significant portion of its assets to, any other Person;

       (f) Except as otherwise permitted or required by this Agreement, make no change in the number of shares of its capital stock issued and outstanding, grant or make no option, warrant, call, right, commitment or any other security or agreement of any character obligating it to issue any shares of its capital stock and issue no other securities or evidences of indebtedness, so long as any such permitted actions are taken prior to the Closing Date;

       (g) Except as otherwise permitted by this Agreement, make no increase in the compensation payable or to become payable by it to any employee except for normal periodic increases, and as may be required, or as is normal and customary based upon past practices over the last three (3) fiscal years, under the terms of any existing BIF Employee Benefit Plan, so long as any such permitted actions are taken prior to the Closing Date;

       (h) Except as contemplated by Schedule 5.10(c)(i) of the FDB Book of Schedules, not make any investment of a capital nature exceeding $100,000 or aggregate investments of a capital nature exceeding $500,000;

       (i) Except as otherwise permitted or required by this Agreement and for modifications necessary to comply with any applicable law, rule or regulation, make no change in any BIF Employee Benefit Plan;

       (j) Cause BKI, consistent with BKI's past practices, to maintain a reserve for possible loan and lease losses which is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable);

       (k)    Make no material change in any lease of real property;

       (l) File in a timely manner all required filings with all proper regulatory authorities and cause such filings to be true and correct in all material respects;

       (m) Enter into no employment, consulting or similar agreement or arrangement that is not terminable, without penalty or premium, on thirty
(30) days' notice or less;

       (n) File with the appropriate governmental agencies all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it;

       (o) Enter into no lease of assets having annual rental payments in excess of $25,000 or such leases which in the aggregate have annual rental payments exceeding $100,000;

       (p) Except for the TIA Agreement, enter into no material contract that is not terminable, without penalty or premium, on thirty (30) days' notice or less; and

       (q) Purchase or sell any investment securities other than pursuant to its investment policy in the ordinary course of business.

       With respect to any written request by BIF for FDB's consent to any non-permitted action of BIF or any BIF Subsidiary described in this Section, BIF shall be entitled to conclusively presume FDB has consented to any such action unless BIF shall have received FDB's written objection to such action within five (5) Business Days of the date of FDB's receipt of such written request.

       SECTION 6.3 SUBSEQUENT BIF FINANCIAL STATEMENTS. As soon as available after the date hereof, BIF will furnish FDB copies of each filing made by BIF with the SEC subsequent to May 15, 1999, the monthly unaudited consolidated balance sheets and profit and loss statements of each of BKI and TIA Corp prepared for its internal use, BKI's Call Reports for each quarterly period completed prior to the Effective Time and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, the "Subsequent BIF Financial Statements"). The Subsequent BIF Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present the financial condition and results of operations for the dates and periods presented, subject in the case of unaudited financial statements to year-end audit adjustments (which changes in the aggregate would not reasonably be expected to be materially adverse). The Subsequent BIF Financial Statements will not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.

       SECTION 6.4 STOCKHOLDERS' MEETING. BIF shall cause a meeting of its stockholders to be held at the earliest practicable date after the Registration Statement (as defined below) has been declared effective by the SEC for the purpose of acting upon this Agreement. In connection with such stockholders' meeting and in accordance with the Delaware Code, BIF shall recommend to its stockholders the approval of this Agreement and the Merger and shall solicit proxies voting in favor thereof from its stockholders.

       SECTION 6.5 BIF AFFILIATE UNDERTAKING. BIF shall use all reasonable efforts to furnish to FDB as soon as practicable after the date of this Agreement an undertaking in the form attached as EXHIBIT G executed by each Person who is identified by BIF as one of its Affiliates.

       SECTION 6.6 DIVIDENDS. Between the date of this Agreement and the Effective Time, BIF may continue to declare and pay to its stockholders, on dates consistent with its past practices, its normal quarterly cash dividend not to exceed $0.09 per share of BIF Common Stock, and shall declare, pay or make no other dividend or other distribution or payment in respect of, or redemption of, shares of BIF Common Stock, PROVIDED, HOWEVER, that BIF shall not declare the record date for any dividend, or pay or make any such dividend or other distribution or payment, in the quarter in which the Effective Time shall occur. It is the intent of this Section to provide that the holders of BIF Common Stock will receive either payment of dividends on their shares of BIF Common Stock as permitted under this Section or the payment of cash dividends as the holders of the BIF Exchange Shares for the calendar quarter during which the Effective Time shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a permitted dividend as stockholders of BIF and the payment of a cash dividend as the holders of the BIF Exchange Shares. If BIF does not declare and pay permitted dividends on its BIF Common Stock in a particular calendar quarter because of BIF's reasonable expectation that the Effective Time would occur in such quarter wherein the holders of BIF Common Stock would have become entitled to receive cash dividends for such calendar quarter on the BIF Exchange Shares, and the Effective Time does not in fact occur in said calendar quarter, then, as a result thereof, BIF shall be entitled to declare and pay a permitted dividend on said shares of BIF Common Stock for said calendar quarter as soon as reasonably practicable.

       SECTION 6.7 ENVIRONMENTAL MATTERS. FDB may in its discretion, prior to the Closing, retain at its own expense an independent professional consultant to perform an environmental site assessment and render to FDB a report (an "Environmental Report") to determine if any real property in which BIF holds any interest contains or gives evidence that any violations of Environmental Laws have occurred on any such property. Neither FDB nor its independent professional consultant shall enter upon any such real property in which BIF or any BIF Subsidiary holds only a mortgagee's interest without the prior permission of BIF and the Person in possession thereof. BIF shall not withhold such permission unreasonably, and shall use all reasonable efforts to obtain such permission for FDB from the Person in possession of any such mortgaged real property for which FDB desires its independent professional consultant to conduct a site assessment. FDB shall have no duty to act upon any information produced by such reviews or investigations with or for the benefit of BIF, any BIF Subsidiary or any other Person, but shall provide such information to BIF as soon as practicable after such information becomes available to FDB.

       SECTION 6.8 ADVICE OF CHANGES. Between the date hereof and the Closing Date, BIF shall promptly advise FDB in writing of any fact, change or event which, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact which, if existing or known at the date hereof, would have made any of the representations contained herein materially untrue, PROVIDED, HOWEVER, that receipt of notice of such facts after the date of this Agreement shall have no effect on the truth and accuracy of the representations and warranties made in this Agreement as of the date hereof. BIF shall also provide to FDB copies of each written communication sent to its stockholders between the date of this Agreement and the Closing Date.

       SECTION 6.9 EXCLUSIVITY. Neither BIF, any BIF Subsidiary nor any of their respective directors, officers, employees, professional and financial advisors, representatives, agents and Affiliates shall, directly or indirectly, make, encourage, facilitate, solicit, initiate or assist any inquiries, proposals, offers or expressions of interest from, or provide any nonpublic information or access to BIF's or any BIF Subsidiary's premises to, or participate in any discussions or negotiations with, any Person (other than FDB and Newco and their directors, officers, employees, professional and financial advisors, representatives, agents and Affiliates) concerning or relating to (a) any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving BIF or any BIF Subsidiary, or (b) any purchase or other acquisition by any Person of five percent (5%) or more of the capital stock of BIF or of any capital stock of any BIF Subsidiary, or
(c) any issuance by any BIF Subsidiary of any shares of its capital stock (collectively, a "Competing BIF Proposal"). BIF will promptly advise FDB of, and communicate to FDB the terms and conditions of, and the identity of the Person making, any Competing BIF Proposal, and will promptly furnish FDB with copies of any non-privileged documents provided to and received from such Person, and summaries of any other communications with respect to such Competing BIF Proposal. Upon the date of this Agreement, BIF will terminate all discussions and negotiations that it has heretofore engaged in or conducted with any other Person with respect to any of the above, and will cause its directors, officers, employees, professional and financial advisors, representatives, agents and Affiliates to also terminate the same. Notwithstanding the foregoing, BIF may engage in discussions or negotiations with, furnish nonpublic information concerning BIF and any BIF Subsidiary and their respective properties, assets and business, and grant access to the facilities of BIF and any BIF Subsidiary, to any Person that hereafter makes a Competing BIF Proposal that was not directly or indirectly, after the date hereof, made, encouraged, facilitated, solicited, initiated or assisted by BIF, any BIF Subsidiary or any of their respective directors, officers, employees, professional or financial advisors, representatives, agents or Affiliates (an "Unsolicited BIF Proposal"), but only to the extent that the BIF Board of Directors shall conclude in good faith on the basis of the written opinion of its outside counsel that the failure to take such actions would be inconsistent with its fiduciary duties, and then only if BIF provides FDB with prior written notice of its intent to take such actions and such notice summarizes all material terms of the Unsolicited BIF Proposal and identifies the Person making it.

       SECTION 6.10 INFORMATION PROVIDED TO FDB. BIF agrees that none of the information concerning BIF or any BIF Subsidiary or the Merger which is provided or to be provided by BIF or any BIF Subsidiary to FDB for inclusion or which is included in the Registration Statement or Proxy Statement-Prospectus and any other documents to be filed with any governmental authority in connection with the transactions contemplated by this Agreement will, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement-Prospectus, and any amendments or supplements thereto, when mailed and at the time of the stockholder meetings referred to in SECTIONS 6.4 AND 7.4, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, BIF shall have no responsibility for the truth or accuracy of any information with respect to FDB or the FDB Subsidiaries or any of their affiliates or associates contained in the Registration Statement or the Proxy Statement-Prospectus.

       SECTION 6.11 REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement, BIF agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions set forth herein and to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with FDB. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Newco with full title to all properties, assets, rights, approvals, immunities and franchises of BIF, the proper officers and directors of BIF shall take all such necessary action.

       SECTION 6.12 TERMINATION OF BIF RIGHTS AGREEMENT. Prior to the Effective Time, BIF shall take all actions that may be necessary to terminate the Rights Agreement dated as of April 28, 1995, between BIF and BKI and to redeem all rights previously issued thereunder.

       SECTION 6.13 TIA AGREEMENT. BIF agrees to diligently pursue the consummation of the transactions contemplated by the TIA Agreement prior to the Closing Date.

                                     ARTICLE 7

                                  COVENANTS OF FDB

       From and after the date hereof and until the Effective Time, FDB hereby covenants and agrees with BIF as follows:

       SECTION 7.1 INFORMATION, ACCESS THERETO, CONFIDENTIALITY. (a) BIF, its representatives and agents shall, at all times during normal business hours prior to the Closing Date, have full and continuing access to the facilities, operations, records and properties of FDB and the FDB Subsidiaries. BIF, its representatives and agents may, prior to the Closing Date, make or cause to be made such reasonable investigation of the operations, records and properties of FDB and the FDB Subsidiaries, including observation of any audit of, and examination of any audit work papers with respect to, FDB or any FDB Subsidiary, and of its and their financial and legal condition as BIF shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, that such access or investigation shall not interfere unnecessarily with the normal operations of FDB or any of the FDB Subsidiaries. Upon request, each of FDB and the FDB Subsidiaries will furnish BIF or its representatives or agents, its attorneys' responses to auditors' requests for information, and such financial and operating data and other information reasonably requested by BIF developed by FDB or any of the FDB Subsidiaries, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure shall be limited to information that would not result in the waiver by FDB of any claim of attorney-client privilege), and will permit BIF, its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for FDB or any of the FDB Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to BIF or its representatives or agents. No investigation by BIF shall affect the representations and warranties made by FDB. This Section shall not require the disclosure of any information the disclosure of which to BIF would be prohibited by law

       (b) Any confidential information or trade secrets received by FDB, its employees or agents in the course of the examination described in SECTIONS 2.10(b) OR 6.1 shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by FDB or, at BIF's request, returned to BIF in the event this Agreement is terminated as provided in SECTION 13.1. Such information shall not be used by FDB or its agents to the detriment of BIF or any BIF Subsidiary.

       SECTION 7.2 CARRY ON IN REGULAR COURSE. Each of FDB and the FDB Subsidiaries shall carry on its business diligently and substantially in the same manner as is presently being conducted and shall not make or institute any unusual or material change in its methods of doing business without the prior written consent of BIF. FDB shall, and shall also cause each of the FDB Subsidiaries to, unless otherwise consented to in writing in advance by
BIF:

       (a) Enter into loan transactions only in accordance with sound credit practices and only on terms and conditions which are not materially more favorable than those available to the borrower from competitive sources in transactions in the ordinary course of business and consistent with prudent banking practices and policies and regulations of applicable regulatory authorities, and in that connection, FDB will apprise BIF of all new credits or new lending relationships approved in excess of $1.0 million to any Person or Persons and his, her or their Affiliates from the date hereof to the Effective Time;

       (b) Maintain all of its assets necessary for the conduct of its business in good operating condition and repair, reasonable wear and tear and damage by fire or unavoidable casualty excepted, and maintain policies of insurance upon its assets and with respect to the conduct of its business in amounts and kinds comparable to that in effect on the date hereof and pay all premiums on such policies when due;

       (c) Use all reasonable efforts to preserve its present business organization intact, keep available the services of its present officers and employees and preserve its present relationships with Persons having business dealings with it;

       (d) Maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years and comply in all material respects with all laws and regulations applicable to it and to the conduct of its business;

       (e) Subject to the provisions of Section 7.9, make no amendment to its certificate of incorporation, articles of association, charter or bylaws and enter into no merger or consolidation with, or sale of a significant portion of its assets to, any other Person;

       (f) Except as otherwise permitted or required by this Agreement, make no change in the number of shares of its capital stock issued and outstanding, grant or make no option, warrant, call, right, commitment or any other security or agreement of any character obligating it to issue any shares of its capital stock and issue no other securities or evidences of indebtedness, so long as any such permitted actions are taken prior to the Closing Date;

       (g) Except as otherwise permitted by this Agreement, make no increase in the compensation payable or to become payable by it to any employee except for normal periodic increases, and as may be required, or as is normal and customary based upon past practices over the last three (3) fiscal years, under the terms of any existing FDB Employee Benefit Plan, so long as any such permitted actions are taken prior to the Closing Date;

       (h) Not make any investment of a capital nature exceeding $100,000 or aggregate investments of a capital nature exceeding $500,000;

       (i) Except as otherwise permitted by this Agreement and for modifications necessary to comply with any applicable law, rule or regulation, make no change in any FDB Employee Benefit Plan, PROVIDED, HOWEVER, that in a manner reasonably acceptable to BIF, FDB shall take all steps necessary as soon as practicable after the date of this Agreement to freeze all benefits under any defined benefit plan sponsored by FDB;

       (j) Cause each of FNB and First Trust, consistent with their respective past practices, to maintain a reserve for possible loan and lease losses which is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable);

       (k)    Make no material change in any lease of real property;

       (l) File in a timely manner all required filings with all proper regulatory authorities and cause such filings to be true and correct in all material respects;

       (m) Enter into no employment, consulting or similar agreement or arrangement that is not terminable, without penalty or premium, on thirty
(30) days' notice or less;

       (n) File with the appropriate governmental agencies all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it;

       (o) Enter into no lease of assets having annual rental payments in excess of $25,000 or such leases which in the aggregate have annual rental payments exceeding $100,000;

       (p) Except for the TIA Agreement, enter into no material contract that is not terminable, without penalty or premium, on thirty (30) days' notice or less; and

       (q) Purchase or sell any investment securities other than pursuant to its investment policy in the ordinary course of business.

       With respect to any written request by FDB for BIF's consent to any non-permitted action of FDB or any FDB Subsidiary described in this Section, FDB shall be entitled to conclusively presume BIF has consented to any such action unless FDB shall have received

BIF's written objection to such action within five (5) Business Days of the date of BIF's receipt of such written request.

       SECTION 7.3 SUBSEQUENT FDB FINANCIAL STATEMENTS. As soon as available after the date hereof, FDB will furnish BIF copies of each filing made by FDB with the SEC subsequent to May 15, 1999, the monthly unaudited consolidated balance sheets and profit and loss statements of each of FNB, First Trust and FirsTech prepared for their internal use, Call Reports of each of FNB and First Trust for each quarterly period completed prior to the Effective Time and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, the "Subsequent FDB Financial Statements"). The Subsequent FDB Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present the financial condition and results of operations for the dates and periods presented, subject in the case of unaudited financial statements to year-end audit adjustments (which changes in the aggregate would not reasonably be expected to be materially adverse). The Subsequent FDB Financial Statements will not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.

       SECTION 7.4 STOCKHOLDERS' MEETING. FDB shall cause a meeting of its stockholders to be held at the earliest practicable date after the Registration Statement has been declared effective by the SEC for the purpose of acting upon this Agreement. In connection with such stockholders' meeting and in accordance with the Delaware Code, FDB shall recommend to its stockholders the approval of this Agreement and the Merger and shall solicit proxies voting in favor thereof from its stockholders.

       SECTION 7.5 FDB AFFILIATE UNDERTAKING. FDB shall use all reasonable efforts to furnish to BIF as soon as practicable after the date of this Agreement an undertaking in the form attached as EXHIBIT G executed by each Person who is identified by FDB as one of its Affiliates

       SECTION 7.6 DIVIDENDS. Between the date of this Agreement and the Effective Time, FDB may continue to declare and pay to its stockholders, on dates consistent with its past practices, its normal quarterly cash dividend not to exceed $0.15 per share of FDB Common Stock, and shall declare, pay or make no other dividend or other distribution or payment in respect of, or redemption of, shares of FDB Common Stock, PROVIDED, HOWEVER, that FDB shall not declare the record date for any dividend, or pay or make any such dividend or other distribution or payment, in the quarter in which the Effective Time shall occur. It is the intent of this Section to provide that the holders of FDB Common Stock will receive either payment of dividends on their shares of FDB Common Stock as permitted under this Section or the payment of cash dividends as the holders of the FDB Exchange Shares for the calendar quarter during which the Effective Time shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a permitted dividend as stockholders of FDB and the payment of a cash dividend as the holders of the FDB Exchange Shares. If FDB does not declare and pay permitted dividends on its FDB Common Stock in a particular calendar quarter because of FDB's reasonable expectation that the Effective Time would occur in such quarter wherein the holders of FDB Common Stock would have become entitled to receive cash dividends for such calendar quarter on the FDB Exchange Shares, and the Effective Time does not in fact occur in said calendar quarter, then, as a result thereof, FDB shall be entitled to declare and pay a permitted dividend on said shares of FDB Common Stock for said calendar quarter as soon as reasonably practicable.

       SECTION 7.7 ENVIRONMENTAL MATTERS. BIF may in its discretion, prior to the Closing, retain at its own expense an independent professional consultant to perform an environmental site assessment and render to BIF an Environmental Report to determine if any real property in which FDB holds any interest contains or gives evidence that any violations of Environmental Laws have occurred on any such property. Neither BIF nor its independent professional consultant shall enter upon any such real property in which FDB or any FDB Subsidiary holds only a mortgagee's interest without the prior permission of FDB and the Person in possession thereof. FDB shall not withhold such permission unreasonably, and shall use all reasonable efforts to obtain such permission for BIF from the Person in possession of any such mortgaged real property for which BIF desires its independent professional consultant to conduct a site assessment. BIF shall have no duty to act upon any information produced by such reviews or investigations with or for the benefit of FDB, any FDB Subsidiary or any other Person, but shall provide such information to FDB as soon as practicable after such information becomes available to BIF.

       SECTION 7.8 ADVICE OF CHANGES. Between the date hereof and the Closing Date, FDB shall promptly advise BIF in writing of any fact, change or event which, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact which, if existing or known at the date hereof, would have made any of the representations contained herein materially untrue, PROVIDED, HOWEVER, that receipt of notice of such facts after the date of this Agreement shall have no effect on the truth and accuracy of the representations and warranties made in this Agreement as of the date hereof. FDB shall also provide to BIF copies of each written communication sent to its stockholders between the date of this Agreement and the Closing Date.

       SECTION 7.9 EXCLUSIVITY. Neither FDB, any FDB Subsidiary nor any of their respective directors, officers, employees, professional and financial advisors, representatives, agents and Affiliates shall, directly or indirectly, make, encourage, facilitate, solicit, initiate or assist any inquiries, proposals, offers or expressions of interest from, or provide any nonpublic information or access to FDB's or any FDB Subsidiary's premises to, or participate in any discussions or negotiations with, any Person (other than BIF and Newco and their directors, officers, employees, professional and financial advisors, representatives, agents and Affiliates) concerning or relating to (a) any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving FDB or any FDB Subsidiary, or (b) any purchase or other acquisition by any Person of five percent (5%) or more of the capital stock of FDB or of any capital stock of any FDB Subsidiary, or (c) any issuance by any FDB Subsidiary of any shares of its capital stock (collectively, a "Competing FDB Proposal"). FDB will promptly advise BIF of, and communicate to BIF the terms and conditions of, and the identity of the Person making, any Competing FDB Proposal, and will promptly furnish BIF with copies of any non-privileged documents provided to and received from such Person, and summaries of any other communications with respect to such Competing FDB Proposal. Upon the date of this Agreement, FDB will terminate all discussions and negotiations that it has heretofore engaged in or conducted with any other Person with respect to any of the above, and will cause its directors, officers, employees, professional and financial advisors, representatives, agents and Affiliates to also terminate the same. Notwithstanding the foregoing, FDB may engage in discussions or negotiations with, furnish nonpublic information concerning FDB and any FDB Subsidiary and their respective properties, assets and business, and grant access to the facilities of FDB and any FDB Subsidiary, to any Person that hereafter makes a Competing FDB Proposal that was not directly or indirectly, after the date hereof, made, encouraged, facilitated, solicited, initiated or assisted by FDB, any FDB Subsidiary or any of their respective directors, officers, employees, professional or financial advisors, representatives, agents or Affiliates (an "Unsolicited FDB Proposal"), but only to the extent that the FDB Board of Directors shall conclude in good faith on the basis of the written opinion of its outside counsel that the failure to take such actions would be inconsistent with its fiduciary duties, and then only if FDB provides BIF with prior written notice of its intent to take such actions and such notice summarizes all material terms of the Unsolicited FDB Proposal and identifies the Person making it.

       SECTION 7.10 INFORMATION PROVIDED TO BIF. FDB agrees that none of the information concerning FDB or any FDB Subsidiary or the Merger which is provided or to be provided by FDB or any FDB Subsidiary to BIF for inclusion or which is included in the Registration Statement or Proxy Statement-Prospectus and any other documents to be filed with any governmental authority in connection with the transactions contemplated by this Agreement will, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement-Prospectus, and any amendments or supplements thereto, when mailed and at the time of the stockholder meetings referred to in SECTIONS 6.4 AND 7.4, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, FDB shall have no responsibility for the truth or accuracy of any information with respect to BIF or the BIF Subsidiaries or any of their affiliates or associates contained in the Registration Statement or the Proxy Statement-Prospectus.

       SECTION 7.11 REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement, FDB agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions set forth herein and to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with BIF. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Newco with full title to all properties, assets, rights, approvals, immunities and franchises of FDB, the proper officers and directors of FDB shall take all such necessary action.

                                     ARTICLE 8

                   CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BIF

       The obligations of BIF under this Agreement are subject, unless waived by BIF, to the satisfaction of the following conditions on or prior to the Effective Time:

       SECTION 8.1 REPRESENTATIONS AND WARRANTIES TRUE AT EFFECTIVE TIME. The representations and warranties made by FDB in this Agreement shall be true and correct on and as of the Effective Time with the same effect as though such representations and warranties had been made or given on and as of the Effective Time, except for changes contemplated by this Agreement, and except also for representations and warranties as of a specified time other than the Effective Time, which shall be true and correct in all material respects at such specified time. FDB shall have delivered to BIF a certificate of its President or any Vice President to the same effect.

       SECTION 8.2 COMPLIANCE WITH AGREEMENT. FDB shall have performed and complied with all of its obligations under this Agreement which are to be performed or complied with prior to or at the Effective Time and FDB shall have delivered to BIF a certificate of its President or any Vice President to the same effect.

       SECTION 8.3 OPINION OF COUNSEL FOR FDB. BIF shall have received from Howard & Howard Attorneys PC the opinion contemplated by SECTION 2.6(l), dated as of the Closing Date, addressed to BIF.

       SECTION 8.4 PROCEEDINGS AND DOCUMENTS SATISFACTORY. All proceedings, corporate or other, to be taken by FDB in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to counsel for BIF, and FDB shall have made available to BIF for examination the originals or true and correct copies of all records and documents relating to the business and affairs of FDB which BIF may reasonably request in connection with said transactions.

       SECTION 8.5 STATUTORY REQUIREMENTS. This Agreement shall have been duly and validly authorized by the stockholders of FDB. Such stockholder approval shall have been obtained in conformity with all applicable laws at a meeting of stockholders for which proxies are solicited in compliance with applicable laws and requirements.

       SECTION 8.6 LITIGATION. Neither FDB nor any FDB Subsidiary shall be made a party to any actions, suits, proceedings, litigation or legal proceedings which, in the reasonable opinion of BIF, have or are likely to have a Material Adverse Effect on FDB, and no action, suit, proceeding or claim shall have been instituted, made or threatened by any Person relating to the Merger or the validity or propriety of the transactions contemplated by this Agreement which BIF reasonably believes will result in material damages or an order enjoining the Merger or a determination that FDB failed to comply with legal requirements of a material nature in connection with the Merger.

       SECTION 8.7 ACCURACY OF FINANCIAL STATEMENTS. The FDB Financial Statements and the Subsequent FDB Financial Statements, previously or subsequently furnished to BIF by FDB shall not be inaccurate in any material respect.

       SECTION 8.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. From the date hereof to the Effective Time, there shall be and have been no Material Adverse Change in FDB or any event or occurrence reasonably likely to result in a Material Adverse Change.

       SECTION 8.9 CONSENTS AND APPROVALS. Any consents or approvals required to be secured by the parties to this Agreement or otherwise reasonably necessary in the opinion of BIF to consummate the transactions contemplated by this Agreement shall have been obtained and shall be reasonably satisfactory to BIF.

       SECTION 8.10 ACCRUAL OF COSTS. On or prior to the Closing Date, the sum of: (a) the cost of any benefits or contributions supplied or made or to be supplied or made through the Effective Time under any of the FDB Employee Benefit Plans; (b) the costs of any corrective action to bring any such plans into compliance with applicable law; (c) the aggregate cost of complying with any representation, warranty or covenant of FDB set forth in this Agreement; and
(d) all transaction costs of FDB necessary to consummate the Merger, including, but not limited to, its share of organizational expenses of Newco and the aggregate professional fees of attorneys, accountants and financial advisors, in each case incurred or to be incurred by FDB through the Effective Time in connection with this Agreement or the Merger, shall be fully paid or accrued for in accordance with generally accepted accounting principles.

       SECTION 8.11 LOAN LOSS RESERVE. At the Effective Time, the reserve for possible loan and lease losses of each FNB and First Trust shall be adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of the Closing Date and the Effective Time.

       SECTION 8.12 FAIRNESS OPINION. As of the date of this Agreement and prior to distribution of the Proxy Statement-Prospectus to the stockholders of BIF, BIF shall have received an opinion from Keefe, Bruyette & Woods, Inc. to the effect that the consideration to be received by BIF's stockholders in connection with the Merger, from a financial point of view, is fair to BIF's stockholders, and the same shall not have been withdrawn.

       SECTION 8.13 EMPLOYMENT AGREEMENTS. On or prior to the Closing Date, the Employment Agreements identified on EXHIBIT H, shall be amended in a manner, or replaced with a substitute agreement, in each case reasonably satisfactory to BIF to provide that the Merger, if consummated in accordance with the terms of this Agreement, will not constitute a "Change of Control" as defined in such agreements.

       SECTION 8.14 ENVIRONMENTAL REPORTS. BIF shall have been granted acceptable access to any real property in which FDB or any FDB Subsidiary has an interest and for which BIF desired its independent professional consultant to prepare an Environmental Report, and the results of any Environmental Report rendered to BIF with respect to such real property shall have not disclosed any violation of Environmental Laws which would reasonably be expected to have a Material Adverse Effect on FDB.

                                     ARTICLE 9

                   CONDITIONS PRECEDENT TO THE OBLIGATIONS OF FDB

       The obligations of FDB under this Agreement are subject, unless waived by FDB, to the satisfaction on or prior to the Effective Time of the following conditions:

       SECTION 9.1 REPRESENTATIONS AND WARRANTIES TRUE AT EFFECTIVE TIME. The representations and warranties made by BIF in this Agreement shall be true and correct on and as of the Effective Time with the same effect as though such representations and warranties had been made or given on and as of the Effective Time, except for changes contemplated by this Agreement, and except also for representations and warranties as of a specified time other than the Effective Time, which shall be true and correct in all material respects at such specified time. BIF shall have delivered to FDB a certificate of its President or any Vice President to the same effect.

       SECTION 9.2 COMPLIANCE WITH AGREEMENT. BIF shall have performed and complied with all of its obligations under this Agreement which are to be performed or complied with prior to or at the Effective Time and BIF shall have delivered to FDB a certificate of its President or any Vice President to the same effect.

       SECTION 9.3 OPINION OF COUNSEL FOR BIF. FDB shall have received from Barack Ferrazzano Kirschbaum Perlman & Nagelberg the opinion contemplated by
SECTION 2.7(j), dated as of the Closing Date, addressed to FDB.

       SECTION 9.4 PROCEEDINGS AND DOCUMENTS SATISFACTORY. All proceedings, corporate or other, to be taken by BIF in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to counsel for FDB, and BIF shall have made available to FDB for examination the originals or true and correct copies of all records and documents relating to the business and affairs of BIF which FDB may reasonably request in connection with said transactions.

       SECTION 9.5 STATUTORY REQUIREMENTS. This Agreement shall have been duly and validly authorized by the stockholders of BIF. Such stockholder approval shall have been obtained in conformity with all applicable laws at a meeting of stockholders for which proxies are solicited in compliance with applicable laws and requirements.

       SECTION 9.6 LITIGATION. Neither BIF nor any BIF Subsidiary shall be made a party to any actions, suits, proceedings, litigation or legal proceedings which, in the reasonable opinion of FDB, have or are likely to have a Material Adverse Effect on BIF, and no action, suit, proceeding or claim shall have been instituted, made or threatened by any Person relating to the Merger or the validity or propriety of the transactions contemplated by this Agreement which FDB reasonably believes will result in material damages or an order enjoining the Merger or a determination that BIF failed to comply with legal requirements of a material nature in connection with the Merger.

       SECTION 9.7 ACCURACY OF FINANCIAL STATEMENTS. The BIF Financial Statements and the Subsequent BIF Financial Statements, previously or subsequently furnished to FDB by BIF shall not be inaccurate in any material respect.

       SECTION 9.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. From the date hereof to the Effective Time, there shall be and have been no Material Adverse Change in BIF or any event or occurrence reasonably likely to result in a Material Adverse Change.

       SECTION 9.9 CONSENTS AND APPROVALS. Any consents or approvals required to be secured by the parties to this Agreement or otherwise reasonably necessary in the opinion of FDB to consummate the transactions contemplated by this Agreement shall have been obtained and shall be reasonably satisfactory to FDB.

       SECTION 9.10 ACCRUAL OF COSTS. On or prior to the Closing Date, the sum of: (a) the cost of any benefits or contributions supplied or made or to be supplied or made through the Effective Time under any of the BIF Employee Benefit Plans; (b) the costs of any corrective action to bring any such plans into compliance with applicable law; (c) the aggregate cost of complying with any representation, warranty or covenant of BIF set forth in this Agreement; and
(d) all transaction costs of BIF necessary to consummate the Merger, including, but not limited to, its share of organizational expenses of Newco and the aggregate professional fees of attorneys, accountants and financial advisors, in each case incurred or to be incurred by BIF through the Effective Time in connection with this Agreement or the Merger, shall be fully paid or accrued for in accordance with generally accepted accounting principles.

       SECTION 9.11 LOAN LOSS RESERVE. At the Effective Time, the reserve for possible loan and lease losses of BKI shall be adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of the Closing Date and the Effective Time.

       SECTION 9.12 FAIRNESS OPINION. As of the date of this Agreement and prior to distribution of the Proxy Statement-Prospectus to the stockholders of FDB, FDB shall have received an opinion from ABN AMRO to the effect that the FDB Exchange Ratio is fair to FDB's stockholders from a financial point of view, and the same shall not have been withdrawn.

       SECTION 9.13 EMPLOYMENT AGREEMENTS. On or prior to the Closing Date, the Employment Agreements identified on EXHIBIT I shall be amended in a manner, or replaced with a substitute agreement, in each case reasonably satisfactory to FDB to provide that the Merger, if consummated in accordance with the terms of this Agreement, will not constitute a "Change of Control" as defined in such agreements.

       SECTION 9.14 ENVIRONMENTAL REPORTS. FDB shall have been granted acceptable access to any real property in which BIF or any BIF Subsidiary has an interest and for which FDB desired its independent professional consultant to prepare an Environmental Report, and the results of any Environmental Report rendered to FDB with respect to such real property shall have not disclosed any violation of Environmental Laws which would reasonably be expected to have a Material Adverse Effect on BIF.

                                     ARTICLE 10

                CONDITIONS PRECEDENT TO OBLIGATIONS OF BOTH PARTIES

       SECTION 10.1 REGISTRATION STATEMENT. The Registration Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement and no proceeding shall have been commenced or be pending or overtly threatened for such purpose.

       SECTION 10.2 OTHER APPROVALS. All actions, consents or approvals, governmental or otherwise, which are, or in the opinion of counsel for BIF or FDB may be, necessary to permit or enable the Resulting Corporation upon and after the Merger, to conduct all or any part of the business of FDB or BIF, in the manner in which such activities and businesses are conducted up to the Effective Time, shall have been obtained without any conditions which in the reasonable opinion of BIF or FDB are materially adverse, and shall not have been withdrawn or stayed.

       SECTION 10.3 ORDERS, DECREES AND JUDGMENTS. Consummation of the transactions contemplated by this Agreement shall not violate any order, decree or judgment of any court or governmental body having competent jurisdiction.

       SECTION 10.4 REGULATORY APPROVALS. BIF, FDB and Newco shall have received any and all required approvals from the Federal Reserve and the Commissioner and any other necessary governmental authority, for the consummation of the transactions contemplated hereby.

       SECTION 10.5 TAX OPINION. Each of FDB and BIF shall have received from counsel, accountants or tax advisors reasonably acceptable to FDB and BIF an opinion dated as of the Closing Date to the effect that the Merger qualifies as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code.

       SECTION 10.6 POOLING LETTER. Each of FDB and BIF shall have received from accountants mutually acceptable to BIF and FDB a letter opining that Newco may properly account for the Merger as a pooling of interests.

                                     ARTICLE 11

                        ADDITIONAL COVENANTS OF THE PARTIES

       SECTION 11.1 SEC REGISTRATION. Newco shall file with the SEC as soon as practicable after the execution of this Agreement, a Registration Statement on an appropriate form under the Securities Act covering Newco Common Stock to be issued pursuant to this Agreement and shall use all reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or lawful termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to herein as the "Registration Statement." The Registration Statement shall include a Proxy Statement-Prospectus thereto reasonably acceptable to BIF and FDB (the "Proxy Statement-Prospectus"), prepared by Newco, and reasonably acceptable to BIF and FDB, for use in connection with the meetings of the stockholders of BIF and FDB referred to in SECTIONS 6.4 AND 7.4, respectively, of this Agreement, all in accordance with the rules and regulations of the SEC. Newco shall, as soon as practicable after the execution of this Agreement, make all filings required to obtain all Blue Sky permits, authorizations, consents or approvals required for the issuance of the Newco Common Stock. In advance of any filing made under this Section, FDB and BIF and their respective counsel shall be provided with the opportunity to comment thereon, and FDB, BIF and Newco each agree promptly to advise each other and each other's counsel of any material communication received by it or its counsel from the SEC or any other regulatory authorities with respect to such filings.

       SECTION 11.2 COOPERATION. Each of FDB and BIF and their respective Subsidiaries and Newco will fully and promptly cooperate with each other and their respective counsel and accountants in connection with any steps to be taken as part of their obligations under this Agreement.

       SECTION 11.3 CUSTOMER AND EMPLOYEE RELATIONSHIPS. Each of FDB and BIF agrees that its respective representatives may jointly:

       (a) participate in meetings or discussions with officers and employees of BIF and FDB and their Subsidiaries in connection with employment opportunities with Newco after the Effective Time; and

       (b) contact Persons having dealings with BIF or FDB or any of its respective Subsidiaries for the purpose of informing such Persons of the services to be offered by Newco after the Effective Time.

       SECTION 11.4 POOLING TREATMENT. The parties agree to cooperate and to take such actions as are reasonably necessary to permit Newco properly to account for the transaction contemplated by this Agreement as a pooling-of-interests.

       SECTION 11.5 EXPENSES. Except as otherwise provided herein, all costs and expenses incurred by a party hereto shall be borne by such party, including the fees of their respective


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

accountants and attorneys. Organizational expenses of Newco and reasonable expenses incurred in its performance of this Agreement (but not including attorneys fees) shall be divided equally between BIF and FDB and shall be considered expenses of each for purposes of SECTIONS 8.11 AND 9.11.

       SECTION 11.6 PUBLICITY. Prior to the Effective Time, the parties hereto will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other parties, except as may be required by law.

       SECTION 11.7 NEWCO EMPLOYEE BENEFITS. FDB and BIF agree to cooperate to determine prior to the Closing the types of benefits to be offered after the Effective Time by Newco to former employees of BIF and FDB who become employees of Newco.

       SECTION 11.8 DIRECTOR AND OFFICER LIABILITY COVERAGE. FDB and BIF agree to cooperate to attempt to obtain after the Effective Time directors' and officers' liability insurance coverage for the officers and directors of Newco, to the extent the same is economically practicable. Any such coverage shall be on substantially the same terms and conditions and provide the same coverage against personal liability for actions taken after the Effective Time as the most protective coverage which is currently provided to officers and directors of either BIF or FDB. Such coverage may be provided through an insurance policy or through an agreement by Newco to indemnify such officers and directors. FDB and BIF also agree to cooperate to attempt to obtain as of the Effective Time and to maintain in effect for a period of not less than three (3) years after the Effective Time directors' and officers' liability insurance coverage for the officers and directors of each of FDB and BIF with respect to actions taken by them prior to the Effective to the extent the same is economically practicable ("Tail Coverage"). Notwithstanding any such Tail Coverage, the parties further agree that after the Effective Time Newco will indemnify the current and past officers and directors of FDB and BIF for all actions taken by them prior to the Effective Time in their respective capacities as officers and directors of FDB and BIF to the same extent as the indemnification provided by FDB or BIF to its respective officers and directors as of the time immediately prior to the Effective Time.

       SECTION 11.9 ACTIONS BY NEWCO. Prior to the date hereof, FDB and BIF have incorporated Newco under Illinois law, and Newco has issued one half of Newco's capital stock to each of BIF and FDB. BIF and FDB agree that from and after the date hereof they shall each cause Newco to take all other corporate and other actions that are necessary for Newco to comply with its respective obligations under this Agreement and to effectuate the Merger and the other transactions contemplated by this Agreement.

       SECTION 11.10 EMPLOYMENT AGREEMENT. FDB and BIF shall cause Newco to enter into an employment agreement, to become effective at the Effective Time, with Phillip Wise which will embody the terms set forth in EXHIBIT J hereto.

                                  ARTICLE 12

                             REGULATORY APPROVALS

       SECTION 12.1 INITIAL FILINGS. FDB and BIF shall use all reasonable efforts to make as soon as practicable all appropriate initial filings necessary to obtain the regulatory approvals referred to in SECTION 12.2 at such time as they reasonably believe that such filings would be accepted and approved by the appropriate regulatory agencies. FDB and BIF shall in good faith pursue the regulatory approvals necessary to consummate the transactions contemplated in this Agreement. FDB and BIF and their respective counsel shall be provided with a copy of each application or document filed with federal or state regulatory officials to obtain such approvals.

       SECTION 12.2 NECESSARY APPROVALS. FDB and BIF shall mutually agree upon the parties who will have primary responsibility for preparation of the Registration Statement and for the necessary applications for regulatory approval of the transactions contemplated in this Agreement, including, but not limited to, the preparation of an application or any amendment thereto or any other required statements or documents filed or to be filed by any party with:
(a) the Federal Reserve pursuant to the BHCA; and (b) any other party or governmental authority pursuant to any applicable law or regulation, for authority to consummate the transactions contemplated by this Agreement. Each of FDB and BIF agrees to cooperate with the other and to use all reasonable efforts to assist the other in preparing the Registration Statement and such applications and in pursuit of such approvals.

                                  ARTICLE 13

                          TERMINATION AND ABANDONMENT

       SECTION 13.1 TERMINATION OF AGREEMENT. This Agreement may be terminated only as set forth below:

       (a) by mutual consent of the Boards of Directors of BIF and FDB, each evidenced by appropriate written resolutions; or

       (b) by BIF by giving written notice of such termination to FDB, (i) if there has been (A) a material breach of any covenant herein (except for breaches of SECTION 7.4 or 7.9, which are separately addressed in SECTION 13.1(e)) on the part of FDB which has not been cured or adequate assurance of cure given, in either case within thirty (30) Business Days following notice of such breach from BIF, unless such breach or failure is a result of the failure by BIF to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date required hereunder; or (B) a breach of a representation or warranty of FDB herein which (individually or, together with other such breaches, in the aggregate) affect or could reasonably be expected to have a Material Adverse Effect on Newco following the consummation of the Merger, and which, in the reasonable opinion of the BIF Board of Directors, by its nature cannot be cured on or prior to the

Termination Date, or (ii) if there shall have occurred after the date of this Agreement, any change in any law, rule or regulation, or after the date of this Agreement there shall have been any decision or action by any court, government or governmental agency (including, without limitation, any bank regulatory authority), that could reasonably be expected to prevent or delay consummation of the Merger beyond the Termination Date; or

       (c) by FDB by giving written notice of such termination to BIF, (i) if there has been (A) a material breach of any covenant herein (except for breaches of SECTION 6.4 OR 6.9 which are separately addressed in SECTION 13.1(f)) on the part of BIF which has not been cured or adequate assurance of cure given, in either case within thirty (30) Business Days following notice of such breach from FDB, unless such breach or failure is a result of the failure by FDB to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date required hereunder; or (B) a breach of a representation or warranty of BIF herein which (individually or, together with other such breaches, in the aggregate) affect or could reasonably be expected to affect in a material and adverse manner the business and affairs of Newco, on a consolidated basis, following the consummation of the Merger, and which, in the reasonable opinion of the FDB Board of Directors, by its nature cannot be cured on or prior to the Termination Date, or (ii) if there shall have occurred after the date of this Agreement, any change in any law, rule or regulation, or after the date of this Agreement there shall have been any decision or action by any court, government or governmental agency (including, without limitation, any bank regulatory authority), that could reasonably be expected to prevent or delay consummation of the Merger beyond the Termination Date; or

       (d) by BIF or FDB, by giving written notice of such termination to the other party or parties, if (i) the Federal Reserve, the Commissioner or any other applicable governmental authority whose approval is required for consummation of the Merger has denied approval of the Merger and such denial has become final and nonappealable, (ii) any application, filing or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable governmental authority and a petition for rehearing shall not have been granted or an amended application shall not have been accepted for filing by the applicable governmental authority within the sixty (60) day period following such withdrawal, or (iii) the Effective Time shall not have occurred at or before 11:59 p.m. on the Termination Date, PROVIDED, HOWEVER (and without limiting the applicability, if any, of the provisions of SECTION 13.2 below, with respect to the occurrence of any event described in clauses (i) or (ii) above), that the right to terminate this Agreement under this SECTION 13.1(d) shall not be available to any party hereto whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of the event described in clause
(iii) above; or

       (e) by BIF, by giving written notice of such termination to FDB, and subject to the special termination fee set forth in SECTION 13.5(a), (i) if FDB breaches its obligations under SECTION 7.9, or (ii) if FDB breaches any of its obligations under SECTION 7.4 to call a stockholders' meeting to vote on, and to recommend to its stockholders to vote to approve, this Agreement and the transactions contemplated hereby, including the Merger; or

       (f) by FDB, by giving written notice of such termination to BIF, and subject to the special termination fee set forth in SECTION 13.5(b), (i) if BIF breaches its obligations under SECTION 6.9, or (ii) if BIF breaches any of its obligations under SECTION 6.4 to call a stockholders' meeting to vote on, and to recommend to its stockholders to vote to approve, this Agreement and the transactions contemplated hereby, including the Merger.

       (g) by BIF, by giving written notice of such termination to FDB, and subject to the special termination fee set forth in SECTION 13.5(c), if BIF receives an Unsolicited BIF Proposal that is determined in good faith by the BIF Board of Directors, after consultation with BIF's financial advisor, is on terms that are more favorable to the stockholders of BIF than the Merger and has a reasonable prospect of being consummated in accordance with its terms (a "Superior BIF Proposal"); provided, however, that BIF shall not be permitted to terminate this Agreement pursuant to this SECTION 13.1(g) unless BIF shall have given FDB five (5) Business Days' prior written notice thereof (or, if there are less than five (5) Business Days remaining prior to the Closing, written notice prior to the Closing) of its intent to so terminate this Agreement pursuant to this SECTION 13.1(g), together with a summary of the terms of, and the identity of the Person making, such Superior BIF Proposal; or

       (h) by FDB, by giving written notice of such termination to BIF, and subject to the special termination fee set forth in SECTION 13.5(d), if FDB receives an Unsolicited FDB Proposal that is determined in good faith by the FDB Board of Directors, after consultation with FDB's financial advisor, is on terms that are more favorable to the stockholders of FDB than the Merger and has a reasonable prospect of being consummated in accordance with its terms (a "Superior FDB Proposal"), provided, however, that FDB shall not be permitted to terminate this Agreement pursuant to this SECTION 13.1(h) unless FDB shall have given BIF five (5) Business Days' prior written notice thereof (or, if there are less than five (5) Business Days remaining prior to the Closing, written notice prior to the Closing) of its intent to so terminate this Agreement pursuant to this SECTION 13.1(h), together with a summary of the terms of, and the identity of the Person making, such Superior FDB Proposal; or

       (i) by BIF, by giving written notice of such termination to FDB, and subject to the special termination fee set forth in SECTION 13.5(b), if the fairness opinion provided for in SECTION 8.12 shall have been withdrawn prior to the Closing; or

       (j) by FDB, by giving written notice of such termination to BIF, and subject to the special termination fee set forth in SECTION 13.5(a), if the fairness opinion provided for in SECTION 9.12 shall have been withdrawn prior to the Closing; or

       (k)    by BIF as provided in SECTION 2.10(b); or

       (l)    by FDB as provided in SECTION 2.10(a).

       SECTION 13.2 EFFECT OF TERMINATION OR ABANDONMENT. In the event of the lawful termination of this Agreement and the abandonment of the Merger pursuant to SECTION 13.1, this Agreement shall become null and void, BIF shall bear all BIF Transactional Expenses, FDB shall bear all FDB Transactional Expenses, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party hereto, or its directors, officers or stockholders, except for the obligations of BIF and FDB concerning confidentiality referred to in SECTIONS 6.1 AND 7.1, respectively, and except as provided under SECTIONS
13.3, 13.4 AND 13.5.

       SECTION 13.3 PAYMENTS TO FDB. Subject to the further provisions of this Section, if: (a) FDB lawfully terminates this Agreement pursuant to
SECTION 13.1(c) OR (f); or (b) BIF lawfully terminates this Agreement pursuant to SECTION 13.1(i), then in either case, BIF shall pay to FDB, upon its written demand, the FDB Transactional Expenses in an amount not to exceed $500,000, and an additional sum equal to $1,500,000 (the "BIF Base Termination Fee"), by wire transfer of immediately available funds to such account as FDB shall designate. Such sums shall constitute liquidated damages and the receipt thereof shall be the sole and exclusive remedy of FDB and the FDB Subsidiaries against BIF, the BIF Subsidiaries, and their respective officers, directors, employees and stockholders for any claims arising from or relating in any way to this Agreement or the transactions contemplated herein; PROVIDED, HOWEVER, that nothing herein shall preclude or bar FDB from asserting or enforcing any such claim against any Person other than BIF, the BIF Subsidiaries and their respective officers, directors, employees and stockholders. Notwithstanding the foregoing, this SECTION 13.3 shall not require (x) BIF to pay any BIF Base Termination Fee or FDB Transactional Expenses if the Merger is not consummated as a result of the termination of this Agreement by the mutual consent of FDB and BIF pursuant to SECTION 13.1(a), or as a result of the lawful termination of this Agreement by FDB or BIF pursuant to SECTION 13.1(d), or as a result of the lawful termination of this Agreement by FDB pursuant to SECTION 2.10(a) or
SECTION 13.1(c)(ii); or (y) BIF to pay any BIF Base Termination Fee if the Merger is not consummated as a result of the lawful termination of this Agreement by FDB pursuant to SECTION 13.1(c)(i)(B), and such termination is based solely upon a material but unintentional breach by BIF of any representation or warranty, PROVIDED, HOWEVER, in such event, BIF shall remain obligated to pay the FDB Transactional Expenses, but only up to a maximum amount of $250,000.

       SECTION 13.4 PAYMENTS TO BIF. Subject to the further provisions of this Section, if: (a) BIF lawfully terminates this Agreement pursuant to
SECTION 13.1(b) OR (e); or (b) FDB lawfully terminates this Agreement pursuant to SECTION 13.1(j), then in either case, FDB shall pay to BIF, upon its written demand, the BIF Transactional Expenses in an amount not to exceed $500,000, and an additional sum equal to $1,500,000 (the "FDB Base Termination Fee"), by wire transfer of immediately available funds to such account as BIF shall designate. Such sums shall constitute liquidated damages and the receipt thereof shall be the sole and exclusive remedy of BIF and the BIF Subsidiaries against FDB, the FDB Subsidiaries and their respective officers, directors, employees and stockholders for any claims arising from or relating in any way to this Agreement or the transactions contemplated herein; PROVIDED, HOWEVER, that nothing herein shall preclude or bar BIF from asserting or enforcing any such claim against any Person other than FDB, the FDB Subsidiaries and their respective officers, directors, employees and stockholders. Notwithstanding the foregoing, this SECTION 13.4 shall not require (x) FDB to pay any FDB Base Termination Fee or BIF Transactional Expenses if the Merger is not consummated as a result of the termination of this Agreement by the mutual consent of FDB and BIF pursuant to SECTION 13.1(a), or as a result of the lawful termination of this Agreement by FDB or BIF pursuant to SECTION 13.1(d), or as a result of the lawful termination of this Agreement by BIF pursuant to SECTION 2.10(b) or SECTION 13.1(b)(ii); or (y)
FDB to pay any FDB Base Termination Fee if the Merger is not consummated as a result of the lawful termination of this Agreement by BIF pursuant to SECTION 13.1(b)(i)(B), and such termination is based solely upon a material but unintentional breach by FDB of any representation or warranty, PROVIDED, HOWEVER, in such event, FDB shall remain obligated to pay the BIF
Transactional Expenses, but only up to a maximum amount of $250,000.

       SECTION 13.5 SPECIAL TERMINATION FEES (a) If this Agreement is lawfully terminated by BIF pursuant to SECTION 13.1(b)(i) OR (e), or by FDB pursuant to
SECTION 13.1(j), and within twelve (12) months after such termination FDB shall enter into a letter of intent or definitive written agreement with any Person (other than BIF and its Affiliates) with respect to an acquisition of not less than thirty-five percent (35%) of the outstanding shares of FDB Common Stock or all or substantially all of the assets of FDB or FNB, and after giving credit for any prior payment under SECTION 13.4, FDB shall pay to BIF, within ten (10) Business Days after the execution of such letter of intent or definitive agreement, the amount of $3.0 million plus the BIF Transactional Expenses up to $500,000 by wire transfer of immediately available funds to such account as BIF shall designate. Notwithstanding the foregoing, this SECTION 13.5(a) shall not apply in the event that BIF lawfully terminates this Agreement pursuant to
SECTION 13.1(b)(i)(B) unless FDB intentionally breached or caused the applicable warranty or representation to be breached.

       (b)    If this Agreement is lawfully terminated by FDB pursuant to
SECTION 13.1(c)(i) OR (f), OR BY BIF PURSUANT TO SECTION 13.1(i), and within twelve (12) months after such termination BIF shall enter into a letter of intent or definitive written agreement with any Person (other than FDB and its Affiliates) with respect to an acquisition of not less than thirty-five percent (35%) of the outstanding shares of BIF Common Stock or all or substantially all of the assets of BIF or BKI, and after giving credit for any prior payment under
SECTION 13.3, BIF shall pay to FDB, within ten (10) Business Days after the execution of such letter of intent or definitive agreement, the amount of $3.0 million plus the FDB Transactional Expenses up to $500,000 by wire transfer of immediately available funds to such account as FDB shall designate. Notwithstanding the foregoing, this SECTION 13.5(b) shall not apply in the event that FDB lawfully terminates this Agreement pursuant to SECTION 13.1(c)(i)(B) unless BIF intentionally breached or caused the applicable warranty or representation to be breached.

       (c)    If this Agreement is terminated by BIF pursuant to
SECTION 13.1(g), and in lieu of any payment under SECTIONS 13.3 OR 13.5 (b), BIF shall pay to FDB, within ten (10) Business Days after the occurrence of any such termination by BIF pursuant to SECTION 13.1(g), the amount of $4.0 million plus the FDB Transactional Expenses up to $500,000 by wire transfer of immediately available funds to such account as FDB shall designate.

       (d)    If this Agreement is terminated by FDB pursuant to
SECTION 13.1(h), and in lieu of any payment under SECTIONS 13.4 OR 13.5(a), FDB shall pay to BIF, within ten (10) Business Days after the occurrence of any such termination by FDB pursuant to SECTION 13.1(h), the amount of $4.0 million plus the FDB Transactional Expenses up to $500,000 by wire transfer of immediately available funds to such account as BIF shall designate.

       (e) All payments made pursuant to this Section shall constitute liquidated damages and the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers and stockholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein; PROVIDED, HOWEVER, that nothing herein shall preclude or bar the party receiving such payment from asserting or enforcing any such claim against any Person other than the party making such payment, such party's Affiliates and their respective officers, directors, employees and stockholders.

                                 ARTICLE 14

                                MISCELLANEOUS

       SECTION 14.1 GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Agreement, and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Illinois applicable to contracts made and wholly to be performed in such state without regard to conflicts of laws, except that the law of the state of Delaware shall apply to all matters of corporate law and except to the extent superseded by federal law.

       SECTION 14.2 ASSIGNMENT. Neither this Agreement nor any of the rights or obligations hereunder may be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other parties hereto and any purported assignment in violation hereof shall be void and of no effect.

       SECTION 14.3 AMENDMENT AND MODIFICATION. The parties may by written agreement signed by FDB and FDB: (a) extend the time for the performance of any of the obligations or other acts of the parties hereto; (b) waive any inaccuracies in the representations or warranties contained in this Agreement or in any document delivered pursuant to this Agreement; and (c) waive compliance with or modify, amend or supplement any of the conditions, covenants, agreements, representations or warranties contained in this Agreement or waive or modify performance of any of the obligations of any of the parties hereto, which are for the benefit of the waiving party, PROVIDED, HOWEVER, that no such modification, amendment or supplement agreed to after authorization of this Agreement by the stockholders of FDB or FDB shall affect the rights of such respective stockholders in any manner which is materially adverse to such stockholders. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

       SECTION 14.4 NOTICES. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand or by overnight express delivery service, mailed certified or registered mail with first class postage prepaid or telecopied if confirmed immediately thereafter by also mailing a copy of any notice, request or other communication by certified or registered mail with first class postage prepaid:

       (a)    If to FDB or Newco, to:

                            First Decatur Bancshares, Inc.
                            130 N. Water Street
                            Decatur, Illinois  62523-1376
                            Attention:    John W. Luttrell
                                          Chairman of the Board
                            Telephone:    (217) 424-1111
                            Telecopier:   (217) 425-8356

              with copies to:

                            Howard & Howard Attorneys PC
                            321 Liberty Street, Suite 200
                            Peoria, Illinois  61602
                            Attention:    Theodore L. Eissfeldt, Esq.
                            Telephone:    (309) 672-1483
                            Telecopier:   (309) 672-1568

or to such other Person and place as FDB shall furnish to FDB in writing; or

       (b)    if to BIF or Newco, to:

                            BankIllinois Financial Corporation
                            100 West University Avenue
                            Box 128
                            Champaign, Illinois  61820-3511
                            Attention:    Gregory B. Lykins
                                          Chairman of the Board
                            Telephone:    (217) 351-6500
                            Telecopier:   (217) 351-7188
              with copies to:

                            Barack Ferrazzano Kirschbaum Perlman & Nagelberg 333 West Wacker
                            Suite 2700
                            Chicago, Illinois  60606
                            Attention:    James J. Brennan, Esq.
                                          Dennis R. Wendte, Esq.
                            Telephone:    (312) 984-3100
                            Telecopier:   (312) 984-3220

or to such other Person or place as FDB or FDB shall furnish to FDB or FDB shall furnish to FDB and FDB in writing. Except as otherwise provided herein, all such notices, requests or other communications shall be effective: (i) if delivered by hand, when delivered; (ii) if mailed in the manner provided in this Section, five (5) Business Days after deposit with the United States Postal Service; (iii) if delivered by overnight express delivery service, on the next Business Day after deposit with such service; (iv) if by telecopier, on the next Business Day if also confirmed by mail in the manner provided in this Section.

       SECTION 14.5 HEADINGS. The table of contents and the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions.

       SECTION 14.6 ENTIRE AGREEMENT. This Agreement and any documents executed by the parties pursuant to this Agreement and referred to herein constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties, except for the Joint Confidentiality Agreement between FDB and FDB dated July 9, 1999. This Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

       SECTION 14.7 SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the transactions contemplated hereby is adversely affected thereby.

       SECTION 14.8 FURTHER INSTRUMENTS. The parties hereto will, at or before the Effective Time, execute and deliver such further instruments as may be reasonably requested by any other party which are necessary to or appropriate with respect to the consummation of the transactions contemplated by this Agreement.

       SECTION 14.9 COUNTERPARTS. This Agreement and any amendments thereto may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       SECTION 14.10 ALL REASONABLE EFFORTS. Each party represents and warrants that it will use all reasonable efforts to bring about the transactions contemplated by this Agreement as soon as practicable provided that this Section shall not obligate FDB or FDB to remedy any breach of any of its representations, warranties and covenants herein. In the event that any party becomes aware of the occurrence or impending occurrence of any event which would constitute or cause a breach by it of any of the representations or warranties herein, or would have constituted or caused a breach by it of any of the representations or warranties herein, had such an event occurred or been known prior to the date hereof, said party shall immediately give detailed and written notice thereof to the other party.

       SECTION 14.11 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except as otherwise expressly provided herein, the covenants, representations and warranties contained in this Agreement shall survive only until the Effective Time.

       SECTION 14.12 NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to and shall not create any rights in or confer any benefits upon any Person or entity other than the parties hereto.



                        [THIS SPACE LEFT INTENTIONALLY BLANK]

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the day and year first written above.

ATTEST:                                  FIRST DECATUR BANCSHARES, INC.


By:  /s/ Pete Grosso                     By: /s/ John Luttrell
     ------------------------------          ------------------------------
     Name: Pete Grosso                       John W. Luttrell
     Secretary                               Chairman

ATTEST:                                  BANKILLINOIS FINANCIAL
                                         CORPORATION


By:  /s/ Teresa M. Marsh                 By: /s/ Gregory B. Lykins
     ------------------------------          ------------------------------
     Name: Teresa M. Marsh                   Gregory B. Lykins
     Secretary                               Chairman

ATTEST:                                  MAIN STREET TRUST, INC.


By:  Teresa M. Marsh                     By: /s/ Van A Dukeman
     ------------------------------          ------------------------------
     Name: Teresa M. Marsh                   Name:  Van A. Dukeman
     Secretary                               President & CEO

                                                                      APPENDIX B
                      [Letterhead of Keefe, Bruyette & Woods]



                                                 February __, 2000



The Board of Directors
BankIllinois Financial Corporation
100 West University
Champaign, Illinois 61820

Members of the Board:

       You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of BankIllinois Financial Corporation ("BankIllinois Financial") of the exchange ratio in the proposed merger ("the Merger") among BankIllinois Financial, First Decatur Bancshares, Inc. ("First Decatur") and Main Street Trust, Inc. ("Main Street"), an Illinois orporation formed to facilitate the Merger. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 12, 1999 each of the outstanding shares of BankIllinois Financial common stock will be converted into one share of Main Street common stock, $0.01 par value per share, and each of the outstanding shares of First Decatur common stock will be converted into 1.638 shares of Main Street common stock (collectively, the "Exchange Ratio"). It is our understanding that the Merger will be structured as a pooling accounting transaction under generally accepted accounting principles.

       Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette"), as part of its investment banking business, is continually engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, underwriting, private placements, competitive bidding processes, market making as a NASD market maker, and valuations for various other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, trade the securities of First Decatur or BankIllinois Financial, for our own account, and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. To the extent we have any such positions as of the date of this opinion it has been disclosed to BankIllinois Financial. KBW has served as financial advisor to BankIllinois Financial in the negotiation of the Merger Agreement and in rendering this fairness opinion and will receive a fee from BankIllinois Financial for those services.

       In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First Decatur and BankIllinois Financial and the Merger, including among other things, the following:

                                                              February ___, 2000
                                                          The Board of Directors
                                              BankIllinois Financial Corporation
                                                                     Page 2 of 3



i.     Reviewed the Merger Agreement;

ii. Reviewed certain historical financial and other information concerning BankIllinois Financial for the three years ending December 31, 1998 and the period ending September 30, 1999, including BankIllinois Financial's Annual Report to Stockholders and Annual Reports on Forms 10-K, and quarterly reports on Form 10-Q;

iii. Reviewed certain historical financial and other information concerning First Decatur for the three years ending December 31, 1998 and the period ended September 30, 1999, including First Decatur's Annual Report to Stockholders and Annual Reports on Forms 10-K, and quarterly reports on Form 10-Q;

iv. Reviewed and studied the historical stock prices and trading volumes of the common stock of both BankIllinois Financial and First Decatur;

v. Held discussions with senior management of BankIllinois Financial and First Decatur with respect to their past and current financial performance, financial condition and future prospects;


vi. Reviewed certain internal financial data, projections and other information of BankIllinois Financial, including financial projections prepared by management;


vii. Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared BankIllinois Financial and First Decatur from a financial point of view with certain of these institutions;

viii. Reviewed the financial terms of certain recent business combinations in the banking industry that we deemed comparable or otherwise relevant to our inquiry;

ix. Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion; and

x. Held discussions with management regarding legal proceedings as described in First Decatur's latest quarterly report on Form 10-Q.

       In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently

                                                              February ___, 2000
                                                          The Board of Directors
                                              BankIllinois Financial Corporation
                                                                     Page 3 of 3


verifying the accuracy or completeness of any such information. We have relied upon the management of BankIllinois Financial and First Decatur as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the current and projected aggregate reserves for loan and lease losses for BankIllinois Financial and First Decatur are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of BankIllinois Financial, First Decatur, or any of their respective subsidiaries nor did we verify any of BankIllinois Financial's or First Decatur's books or records.

       We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and financial position and results of operations of BankIllinois Financial and First Decatur; (ii) the assets and liabilities of BankIllinois Financial and First Decatur, including the financial impact of possible liabilities involving First Decatur's subsidiary as described in First Decatur's latest quarterly report on Form 10-Q; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

       Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to BankIllinois Financial and its stockholders.

                                   Very truly yours,
                                   Keefe, Bruyette & Woods, Inc.



                                   Steven P. Kent
                                   Managing Director

[Letterhead of ABN AMRO Incorporated]

                                                              Appendix C

                                              August 12, 1999

Board of Directors
First Decatur Bancshares, Inc.
130 North Water Street
Decatur, Illinois  62523

Members of the Board:

We understand that First Decatur Bancshares, Inc. ("FDB"), BankIllinois Financial Corporation ("BIF"), and BIF/FDB Merger Co. ("Newco") propose to enter into an Agreement and Plan of Merger, substantially in the form of the agreement dated as of August 12, 1999 (the "Agreement"), which provides, among other things, for the merger of each of FDB and BIF with and into Newco (the "Merger") with Newco as the resulting corporation. Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of FDB ("FDB Common Stock"), will be converted into the right to receive 1.638 shares (the "FDB Exchange Ratio") of common stock, par value $0.01 per share, of Newco ("Newco Common Stock"), and each issued and outstanding share of common stock, par value $0.01 per share, of BIF ("BIF Common Stock") will be converted into the right to receive 1.000 share of Newco Common Stock. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked us whether, in our opinion, the FDB Exchange Ratio pursuant to the Merger is fair from a financial point of view to the holders of FDB Common Stock.

In connection with this opinion, we have, among other things:

       i. reviewed certain publicly available financial statements and other business information relating to FDB and BIF;

       ii. reviewed certain internal financial statements and other financial and operating data concerning FDB and BIF prepared by their respective managements;

       iii. analyzed certain financial projections prepared by the respective managements of FDB and BIF;

       iv. discussed the past and current operations and financial condition and the prospects of FDB and BIF, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of FDB and BIF, respectively;

       v. reviewed the reported prices and trading activity for FDB Common Stock and BIF Common Stock, respectively;

First Decatur Bancshares, Inc.
August 12, 1999
Page 2 of 3

       vi. compared the financial and operating performance of FDB and BIF and the prices and trading activity of FDB Common Stock and BIF Common Stock with that of certain other publicly traded companies that we considered to be relevant;

       vii. compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other transactions that we considered to be relevant;

       viii.  reviewed the pro forma impact of the Merger on FDB;

       ix. reviewed and discussed with the senior managements of FDB and BIF the strategic rationale for, and the potential benefits of, the Merger;

       x. participated in discussions and negotiations among representatives of FDB and BIF and their respective financial and legal advisors;

       xi.    reviewed the draft Agreement and certain related documents; and

       xii. performed such other analyses and examinations and considered such other matters as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information reviewed by us and we have not obtained, nor have we made or assumed responsibility for undertaking, any independent verification of such information. We have assumed that financial data have been reasonably prepared on bases reflecting the best currently available estimates and judgment of FDB and BIF as to the future financial performance of each company. We have also relied upon, without independent verification, the assessment by management of FDB and BIF of the strategic and other benefits expected to result from the Merger. In addition, we have assumed, with your consent, that the Merger will be consummated in accordance with the terms set forth in the Agreement, which was negotiated on the basis of a merger-of-equals, and it includes, among other things, that the Merger will be accounted for as "pooling of interest" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be treated as a tax-free reorganization or exchange, each pursuant to the Internal Revenue Code of 1986.

We have not made an independent evaluation or appraisal of the assets and liabilities of FDB or BIF or any of their respective subsidiaries nor have we been furnished with such evaluations or appraisals. Our opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date hereof.

First Decatur Bancshares, Inc.
August 12, 1999
Page 3 of 3


In connection with our engagement, and upon your request, we approached and held discussions with certain third parties to solicit indications of interest with respect to a possible transaction with FDB.

We have acted as financial advisor to the Board of Directors of FDB in connection with this transaction and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we may actively trade FDB Common Stock and BIF Common Stock for our own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

It is understood that this letter is for the information and assistance of the Board of Directors of FDB in its consideration of the transaction contemplated by the Agreement and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that FDB may use this letter in its entirety as part of any filing made by Newco in respect of the Merger with the Securities and Exchange Commission. This letter does not address FDB's underlying business decision to enter into the Merger nor does it constitute a recommendation to any holder of FDB Common Stock as to how such holder should vote with respect to the proposed Merger. Furthermore, we are not expressing any opinion as to the prices at which any of FDB Common Stock, BIF Common Stock, or Newco Common Stock will trade following the announcement or consummation of the Merger.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the FDB Exchange Ratio pursuant to the Merger is fair from a financial point of view to the holders of FDB Common Stock.

                                       Very truly yours,

                                       /s/ ABN AMRO INCORPORATED

                                       ABN AMRO INCORPORATED

                                                            APPENDIX D

                            SECTION 262 OF THE
               GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
                      RELATING TO DISSENTERS' RIGHTS

SECTION 262 - APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of
Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

          b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Main Street's articles and bylaws provide for the indemnification of its directors and officers, and of any person serving at the request of Main Street as a director, officer or partner of another enterprise, to the fullest extent permitted by Illinois law.

       Under Illinois law, the directors, officers, employees and agents of an Illinois corporation may be indemnified by the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders (and, if a criminal proceeding, if they had no reasonable cause to believe their conduct was unlawful) against: (i) expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, the corporation) arising out of their position with the corporation or their service as director, officer, employee or agent of another enterprise at the request of the corporation; and (ii) expenses (including attorneys' fees) actually and reasonably incurred in connection with the settlement or defense of any threatened, pending or completed action, suit or proceeding by or in the right of the corporation, provided that no indemnification shall be made in respect of any claim, issue or matter as to which the director, officer, employee or agent may be found liable to the corporation, unless, and only to the extent the appropriate court could determine that he or she is nevertheless fairly and reasonably entitled to indemnity for the expenses the court deems proper. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or through plea of nolo contendere, does not create a presumption that the director, officer, employee or agent did not act in good faith and in a manner he or she reasonably believed to be opposed to the corporation's best interests (or, in the case of a criminal proceeding, that he or she had reasonable cause to believe his or her conduct was unlawful).

       Illinois law requires indemnification for expenses to the extent that a director, officer, employee or agent is successful in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (i) and (ii) above be made only on a determination that the director or officer met the applicable standard of conduct by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, by independent legal counsel if so directed by a quorum of disinterested directors, or by the shareholders.

       Illinois law further permits advances to cover such expenses before a final determination that indemnification is permissible or required, as authorized by the board of directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification by the corporation.

       Indemnification under Illinois law is not exclusive of other rights to indemnification to which a person may be entitled under the corporation's articles of incorporation, bylaws or any contractual agreement. Unless otherwise specified when authorized or ratified, the indemnification provided for under Illinois law continues as to a person who ceases to be a director, officer, employee or agent of the corporation. If a corporation has paid indemnity or advanced expenses pursuant to the above described provisions, the corporation must report such payment or advancement in writing to the shareholders in or prior to the notice of the next shareholders meeting.

       Illinois law permits a corporation to purchase insurance on behalf of its directors, officers, employees and agents (or those holding such positions with another enterprise at the request of the corporation) against liabilities arising out of their positions, whether or not such liabilities would be within the above described indemnification provisions.

       BankIllinois and First Decatur have agreed to indemnify the present and former directors, officers, employees and agents of our respective companies and their subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective to the fullest extent permitted under Delaware law, their certificates of incorporation and bylaws and any indemnity agreements previously entered with these directors, officers, employees or agents. These obligations will be assumed by Main Street upon completion of the merger.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Main Street under the provisions described above, Main Street has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

       BankIllinois and First Decatur have agreed to cooperate to obtain after the completion of the merger directors' and officers' liability insurance coverage for the officers and directors of Main Street, to the extent economically practicable. They have also agreed to cooperate to try to obtain liability insurance coverage for the directors and officers of BankIllinois Financial and First Decatur for a period of not less than three years after the completion of the merger and with respect to actions taken by such directors and officers prior to this completion.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       The exhibits filed pursuant to this Item 21 immediately follow the
Exhibit Index. The following is a description of the applicable exhibits required for Form S-4 as provided by Item 601 of Regulation S-K.


Exhibit
Number        Description
2.1           Agreement and Plan of Merger, providing for the combination of
              BankIllinois Financial and First Decatur pursuant to their merger with and into Main Street  (filed as Appendix A to the Proxy
              Statement/Prospectus forming a part of this Registration
              Statement) (The Agreement and Plan of Merger does not include the Schedules which include routine background information relating to the parties. The Registrant will furnish
              supplementally a copy of the omitted material to the Commission upon request)

2.2           Form of Affiliate Undertaking (previously filed)

3.1           Articles of Incorporation of Main Street (previously filed)

3.2           Form of Amended and Restated Articles of Incorporation on Main
              Street Trust, Inc. to be adopted at the effective time of the merger (previously filed)

3.3           Bylaws of Main Street (previously filed)

5.1           Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg
              (previously filed)

8.1           Opinion of RSM McGladrey, Inc. regarding certain tax matters

23.1          Consent of Barack Ferrazzano Kirschbaum Perlman & Nagelberg
              (previously filed)

23.2          Consent of Olive LLP

23.3          Consent of RSM McGladrey, Inc.

23.4          Consent of Howard & Howard Attorneys P.C. (previously filed)

23.5          Consent of Keefe, Bruyette & Woods, Inc.



23.6 Consent of ABN AMRO Incorporated (included in Appendix C to the Proxy Statement/Prospectus forming a part of this Registration Statement)

27            Financial Data Schedule (previously filed)

99.1          Form of Proxy to be delivered to the Shareholders of BankIllinois

99.2          Form of Proxy to be delivered to the Stockholders of First Decatur

99.3          Consents of persons named as future directors of Main Street

99.4          Consent of person named as future director of Main Street

99.5          Consent of person named as future director of Main Street

99.6          Consent of person named as future director of Main Street

99.7          Consent of person named as future director of Main Street

99.8          Consent of person named as future director of Main Street

99.9          Consent of person named as future director of Main Street

99.10         Consent of person named as future director of Main Street

99.11         Consent of person named as future director of Main Street

99.12         Consent of person named as future director of Main Street

99.13         Consent of person named as future director of Main Street

ITEM 22.  UNDERTAKINGS

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       The undersigned registrant hereby undertakes that every prospectus:
(i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

       The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                  SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, as amended, Main Street Trust, Inc., has duly caused this Amendment No. 1 to Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Champaign, State of Illinois, this 2nd day of February, 2000.


                                       MAIN STREET TRUST, INC.


                                       By: /s/ John W. Luttrell
                                           --------------------------
                                           John W. Luttrell
                                           Chairman


                                       By: /s/ Van A. Dukeman
                                           ---------------------------
                                           Van A. Dukeman
                                           President and Chief Executive
                                           Officer


       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Form S-4 Registration Statement has been signed on February 2, 2000 by the following persons in their capacities indicated.


              SIGNATURE                                 CAPACITY


/s/ John W. Luttrell                    Chairman of the Board of Directors
--------------------------------
    John W. Luttrell


/s/ Gregory B. Lykins                   Vice Chairman of the Board of Directors
--------------------------------
    Gregory B. Lykins

                                  EXHIBIT INDEX

                                                                      Previously Filed With
Exhibit                                                             Registration Statement on       Filed
Number                       Description of Exhibit                     November 30, 1999          Herewith
-------------- --------------------------------------------------- ---------------------------- ---------------
2.1            Agreement and Plan of Merger, providing for the                                        X
               combination of BankIllinois Financial and First Decatur pursuant to their merger with and into Main Street (filed as Appendix A to the Proxy Statement/Prospectus forming a part of this
               Registration Statement)
2.2            Form of Affiliate Undertaking                                    X
3.1            Articles of Incorporation of Main Street                         X
3.2            Form of Amended and Restated Articles of                         X
               Incorporation on Main Street Trust, Inc. to be
               adopted at the effective time of the merger
3.3            Bylaws of Main Street                                            X
5.1            Opinion of Barack Ferrazzano Kirschbaum Perlman &                X
               Nagelberg
8.1            Opinion of RSM McGladrey, Inc. regarding certain                                       X
               tax matters
23.1           Consent of Barack Ferrazzano Kirschbaum Perlman &                X
               Nagelberg
23.2           Consent of Olive LLP                                                                   X
23.3           Consent of RSM McGladrey, Inc.                                                         X
23.4           Consent of Howard & Howard Attorneys P.C.                        X
23.5           Consent of Keefe, Bruyette & Woods, Inc.                                               X
23.6           Consent of ABN AMRO Incorporated (included in                                          X
               Appendix C to the Proxy Statement/Prospectus
               forming a part of this Registration Statement)
27             Financial Data Schedule                                          X
99.1           Form of Proxy to be delivered to the Shareholders                                      X
               of BankIllinois
99.2           Form of Proxy to be delivered to the Stockholders                                      X
               of First Decatur
99.3           Consent of persons named as future director of                                         X
               Main Street
99.4           Consent of person named as future director of                                          X
               Main Street
99.5           Consent of person named as future director of                                          X
               Main Street




99.6           Consent of person named as future director of                                          X
               Main Street
99.7           Consent of person named as future director of                                          X
               Main Street
99.8           Consent of person named as future director of                                          X
               Main Street
99.9           Consent of person named as future director of                                          X
               Main Street
99.10          Consent of person named as future director of                                          X
               Main Street
99.11          Consent of person named as future director of                                          X
               Main Street
99.12          Consent of person named as future director of                                          X
               Main Street
99.13          Consent of person named as future director of                                          X
               Main Street